UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 20, 2020

RigNet, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-35003	76-0677208
(State or other jurisdiction of incorporation)	(Commission file number)	(I.R.S. Employer Identification No.)

15115 Park Row Blvd, Suite 300, Houston, Texas	77084-4947
(Address of principal executive offices)	(Zip Code)

(281) 674-0100

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.001 par value per share	RNET	NASDAQ Global Select Market

Item 1.01	Entry into a Material Definitive Agreement.

On December 20, 2020, RigNet, Inc., a Delaware corporation (“RigNet”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among RigNet, Viasat, Inc., a Delaware corporation (“Viasat”), and Royal Acquisition Sub, Inc., a Delaware corporation and wholly owned subsidiary of Viasat (“Acquisition Sub”). Upon the terms and subject to the conditions set forth in the Merger Agreement, Acquisition Sub will merge with and into RigNet (the “Merger”), with RigNet continuing as the surviving entity and a wholly owned subsidiary of Viasat. Each of the board of directors of Viasat and the board of directors of RigNet (the “RigNet Board”) have unanimously approved the Merger Agreement.

At the effective time of the Merger (the “Effective Time”), each share of common stock of RigNet, par value $0.001 per share (the “RigNet Common Stock”), issued and outstanding immediately prior to the Effective Time will be converted into the right to receive 0.1845 (the “Exchange Ratio”) fully paid and non-assessable shares of common stock of Viasat, par value $0.0001 per share (“Viasat Common Stock”) (such consideration collectively, the “Merger Consideration”).

At the Effective Time, (i) each RigNet option (“RigNet Option”) held by an individual who, as of immediately after the Effective Time, is an employee of Viasat within the meaning of Form S-8 that is outstanding and unexercised, whether vested or unvested, immediately prior the Effective Time (each, an “Assumed RigNet Option”) will be assumed by Viasat and converted automatically into an option to purchase shares of Viasat Common Stock on the same terms and conditions (including applicable vesting, exercise and expiration provisions) as applied to such Assumed RigNet Option immediately prior to the Effective Time (with the number of options and exercise price being adjusted based on the Exchange Ratio); (ii) each RigNet Option that is not an Assumed RigNet Option will accelerate in full and be terminated for no consideration; (iii) each award of RigNet restricted stock units (“RigNet RSU”) (a) that is held by an individual who, as of immediately after the Effective Time, is an employee of Viasat within the meaning of Form S-8, (b) that is outstanding immediately prior to the Effective Time and (c) that vests solely on the basis of continued employment or service (as opposed to performance vesting) (each, an “Assumed RigNet RSU Award”) will be assumed by Viasat and converted automatically into a restricted stock unit award with respect to shares of Viasat Common Stock and will otherwise remain subject to the same vesting, settlement and other terms and conditions that applied to the underlying Assumed RigNet RSU Award immediately prior to the Effective Time based on the Exchange Ratio; (iv) each RigNet RSU (other than a Deferred RigNet RSU (as defined below)) that is not an Assumed RigNet RSU Award will accelerate in full and be settled in shares of Viasat Common Stock as of immediately prior to the Effective Time; and (v) each RigNet RSU that is subject to, and not exempt from the requirements of, Section 409A of the Internal Revenue Code of 1986, as amended (each a “Deferred RigNet RSU”) will be treated in accordance with the terms of the Merger Agreement.

The completion of the Merger is subject to the satisfaction or waiver of customary closing conditions, including: (i) a registration statement on Form S-4 to be filed in connection with the Merger shall have become effective; (ii) the adoption of the Merger Agreement by holders of a majority of the outstanding shares of RigNet Common Stock; (iii) the expiration or termination of review under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; (iv) the receipt of certain other material regulatory consents and approvals; (v) the authorization for listing of shares of Viasat Common Stock to be issued in the Merger on Nasdaq; (vi) the absence of any court order or regulatory injunction prohibiting completion of the Merger; (vii) subject to specified materiality standards, the accuracy of the representations and warranties of each party; (viii) compliance by each party in all material respects with its covenants; (ix) the absence of any effects that have constituted or resulted in, or would reasonably be expected to constitute or result in, a material adverse effect with respect to either party; and (x) the receipt by each party of certain closing tax opinions.

RigNet has agreed, subject to certain exceptions with respect to unsolicited proposals, not to directly or indirectly solicit competing acquisition proposals or to enter into discussions concerning, or provide confidential information in connection with, any unsolicited alternative acquisition proposals. Additionally, the RigNet Board is required to recommend the adoption of the Merger Agreement to its stockholders, subject to certain exceptions. Prior to the approval of the transaction-related proposals by the RigNet stockholders, the RigNet Board may change its recommendation in response to an unsolicited proposal for an alternative transaction, if the RigNet

Board determines in good faith after consultation with its outside legal counsel and financial advisor that the proposal constitutes a “Company Superior Proposal” (as defined in the Merger Agreement), and that failure to take such action would reasonably be expected to be inconsistent with their fiduciary duties to RigNet and its stockholders under applicable law, subject to complying with certain procedures set forth in the Merger Agreement. Prior to the approval of the transaction-related proposals by the RigNet stockholders, the RigNet Board may also change its recommendation if a “Company Intervening Event” (as defined in the Merger Agreement) occurs, and the RigNet Board determines in good faith after consultation with its outside legal counsel and financial advisor that failing to change its recommendation would reasonably expected to be inconsistent with its fiduciary duties, subject to complying with certain procedures set forth in the Merger Agreement.

RigNet and Viasat have made customary representations and warranties in the Merger Agreement. The Merger Agreement also contains customary covenants and agreements, including covenants and agreements relating to (i) the conduct of each of RigNet’s and Viasat’s business between the date of the signing of the Merger Agreement and the closing date of the Merger and (ii) the efforts of the parties to cause the Merger to be completed, including actions which may be necessary to obtain the required regulatory consents and approvals for the transaction.

The Merger Agreement contains certain customary termination rights for RigNet and Viasat, including, among others, (i) the right to terminate with mutual written consent, (ii) the right of either party to terminate if the Merger is not completed by September 30, 2021 (subject to certain extensions in the event that certain regulatory closing conditions remain outstanding), (iii) the right of either party to terminate if a relevant legal restraint makes consummation of the Merger illegal, (iv) the right of Viasat to terminate if the RigNet Board withholds, changes or fails to reaffirm its recommendation to approve the Merger, (v) the right of RigNet to terminate if the RigNet Board authorizes, and RigNet enters into a definitive agreement with respect to, a Company Superior Proposal, (vi) the right of either party to terminate if RigNet’s stockholders fail to adopt the Merger Agreement, and (vii) the right of either party to terminate due to a material breach by the other party of any of its representations, warranties or covenants (which is not cured within 30 days after written notice of such breach) which would result in the closing conditions not being satisfied.

The Merger Agreement further provides that, upon termination of the Merger Agreement under certain circumstances, including when such termination is in connection with RigNet entering into an agreement for a Company Superior Proposal, RigNet may be required to pay Viasat a termination fee equal to $5.5 million.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit 2.1 to this Current Report on Form 8-K and is incorporated herein by reference. The foregoing summary has been included to provide investors and security holders with information regarding the terms of the Merger Agreement and is qualified in its entirety by the terms and conditions of the Merger Agreement. It is not intended to provide any other factual information about RigNet, Viasat or their respective subsidiaries and affiliates. The Merger Agreement contains representations and warranties by each of the parties to the Merger Agreement, which were made only for purposes of the Merger Agreement and as of specified dates. The representations, warranties and covenants in the Merger Agreement were made solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of RigNet, Viasat or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in RigNet’s or Viasat’s public disclosures.

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

In connection with the execution of the Merger Agreement, the RigNet Board approved a retention program (the “Retention Program”) for certain of the RigNet executive officers, including its named executive officers. Pursuant to the Retention Program, subject to the completion of the Merger, participants (including RigNet’s named executive officers) that remain employees of RigNet through the closing of the Merger will be entitled to receive (1) a lump sum cash bonus payable on the first regular payroll date following closing of the Merger and (2) a grant of restricted stock units covering shares of Viasat Common Stock (“Viasat RSUs”) at the Effective Time. The awards payable to RigNet’s named executive officers under the Retention Program are as follows:

Name	Retention Bonus	Viasat RSUs
Steve Pickett	$300,000	8,786
Lee Ahlstrom	$245,000	7,175
Brad Eastman	$210,000	6,150

The Viasat RSUs will vest on the 12-month anniversary of the closing of the Merger, subject to such named executive officer’s continued employment or service with Viasat or a subsidiary of Viasat (including RigNet); provided that vesting will accelerate in full if such named executive officer is terminated without cause or such named executive officer resigns for good reason prior to such date. Each of the named executive officers entered into a letter agreement with RigNet governing the Retention Program, which also provides for a cutback in the event that such awards, together with other payments and benefits, would otherwise be subject to adverse tax consequences under Sections 280G and 4999 of the Internal Revenue Code of 1986, as amended.

In addition, the third paragraph of Item 1.01 is incorporated by reference into this Item 5.02.

The foregoing description of the letter agreements regarding the Retention Program with each of the named executive officers of RigNet does not purport to be complete and is qualified in its entirety by the full text of the letter agreement, which will be filed with RigNet’s Annual Report on Form 10-K for the fiscal year ending December 31, 2020.

Item 8.01	Other Events.

Contemporaneously with the execution of the Merger Agreement, Viasat and Digital Oilfield Investments LP, an affiliate of Kohlberg Kravis Roberts & Co. (the “Stockholder”), entered into a support agreement (the “Support Agreement”). Pursuant to the Support Agreement, the Stockholder agreed to, among other things, vote all of its shares in RigNet that it owns as of the record date for the RigNet stockholder meeting (i) in favor of the adoption of the Merger Agreement, (ii) against any acquisition proposal, and (iii) against any proposal, action or agreement that would reasonably be expected to impede, interfere with, delay or postpone, prevent or otherwise impair the Merger or the other transactions contemplated by the Merger Agreement.

On December 21, 2020, RigNet issued a press release captioned “Viasat to Acquire RigNet in All-Stock Transaction.” A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On December 21, 2020, RigNet provided supplemental information regarding the Merger in connection with a presentation to investors. A copy of the investor presentation is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Important Additional Information and Where to Find It

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. In connection with the proposed Merger, Viasat will file with the SEC a registration statement on Form S-4, which will include the proxy statement of RigNet that also constitutes a prospectus of Viasat (the “proxy statement/prospectus”).

STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, THE REGISTRATION STATEMENT AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC REGARDING THE TRANSACTION CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. These documents (when they become available) will contain important information about the proposed transaction that should be read carefully before any decision is made with respect to the proposed transaction. These materials will be made available to stockholders of RigNet at no expense to them. Investors will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by RigNet and/or Viasat through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by RigNet will be available free of charge on RigNet’s internet website at http://www.rig.net. Copies of the documents filed with the SEC by Viasat will be available free of charge on Viasat’s internet website at http://www.viasat.com.

Participants in the Solicitation

Viasat, RigNet, their respective directors and certain of their respective executive officers may be considered, under SEC rules, participants in the solicitation of proxies from the stockholders of RigNet in connection with the proposed transaction. Information about the directors and executive officers of RigNet is set forth in its Annual Report on Form 10-K for the year ended December 31, 2019, which was filed with the SEC on March 11, 2020, and its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on March 30, 2020. Information about the directors and executive officers of Viasat is set forth in its Annual Report on Form 10-K for the year ended March 31, 2020, which was filed with the SEC on May 29, 2020, and its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on July 23, 2020. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests in the transaction, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Forward Looking Statements

This report includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995 – that is, statements related to future, not past, events. Forward-looking statements may include comments about the expected benefits of the transaction, potential value to be realized by RigNet’s stockholders, timing of and ability to ultimately close the transaction, Viasat’s financial position and long-term strategy, the nature of any synergies, and other similar statements. Forward-looking statements are based on current expectations and include any statement that does not directly relate to a current or historical fact. In this context, forward-looking statements often address RigNet’s expected future business and financial performance, and often contain words such as “anticipate,” “believe,” “intend,” “will,” “expect,” “plan” or other similar words. These forward-looking statements involve certain risks and uncertainties, including those risks set forth in Item 1A – Risk Factors of the Company’s most recent 10-K filing, and Item 1A- Risk Factors of the Company’s 10-Q filing for the quarter ended March 31, 2020, filed with the SEC on Monday, May 11, 2020, and ultimately may not prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. For further discussion of risks and uncertainties, individuals should refer to RigNet’s SEC filings. RigNet undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after this report. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this report. All forward-looking statements are qualified in their entirety by this cautionary statement.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Number	Description
2.1	Agreement and Plan of Merger, dated as of December 20, 2020, by and among Viasat, Inc., Royal Acquisition Sub, Inc. and RigNet, Inc.†

99.1	Press Release, dated December 21, 2020, issued by RigNet, Inc.

99.2	Investor Presentation, dated December 21, 2020.

104	Cover Page Interactive Data File (embedded within the inline XBRL Document).

†Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant hereby undertakes to furnish supplementally copies of any of the omitted schedules upon request by the SEC.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RIGNET, INC.

By:	/s/ STEVEN E. PICKETT
Steven E. Pickett
Chief Executive Officer and President

Date: December 21, 2020

Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

by and among:

VIASAT, INC.,

a Delaware corporation;

ROYAL ACQUISITION SUB, INC.,

a Delaware corporation;

and

RIGNET, INC.,

a Delaware corporation

Dated as of December 20, 2020

SECTION 3.	REPRESENTATIONS AND WARRANTIES OF PARENT AND ACQUISITION SUB	34

3.1	Due Organization and Good Standing; Subsidiaries.	34
3.2	Organizational Documents	35
3.3	Capitalization	35
3.4	Authority; Binding Nature of Agreement	36
3.5	Non-Contravention; Consents	37
3.6	Reports; Financial Statements; Internal Controls	38
3.7	Absence of Certain Changes	40
3.8	Legal Proceedings; Investigations; Orders	41
3.9	Takeover Statutes	41
3.10	Ownership of Company Common Stock	41
3.11	Brokers	41
3.12	Information Supplied	41
3.13	Acquisition Sub	42
3.14	Tax Matters	42

SECTION 4.	COVENANTS	42

4.1	Interim Operations.	42
4.2	Company No Solicitation	47
4.3	Registration Statement; Proxy Statement/Prospectus	49
4.4	Meeting of the Company’s Stockholders; Company Change in Recommendation	51
4.5	Filings; Other Action	55
4.6	Access	57
4.7	Publicity	58
4.8	Employee Matters.	58
4.9	Certain Tax Matters	60
4.10	Indemnification; Directors’ and Officers’ Insurance	61
4.11	Stockholder Litigation	63
4.12	Stock Exchange Listing and Delisting	63
4.13	Section 16 Matters	63
4.14	Director Resignations	64
4.15	Takeover Statutes	64
4.16	Acquisition Sub; Parent Vote	64
4.17	Company Indebtedness	64
4.18	Parent Equity Awards	65

SECTION 5.	CONDITIONS TO EACH PARTY’S OBLIGATION TO EFFECT THE MERGER	65

5.1	Conditions Precedent to Each Party’s Obligations	65
5.2	Additional Conditions Precedent to Parent’s Obligations	66
5.3	Additional Conditions Precedent to the Company’s Obligations	67

ii

SECTION 6.	TERMINATION	68

6.1	Termination	68
6.2	Effect of Termination	70
6.3	Termination Fees	70

SECTION 7.	MISCELLANEOUS PROVISIONS	71

7.1	Amendment	71
7.2	Waiver	71
7.3	No Survival of Representations and Warranties	72
7.4	Entire Agreement; Non-Reliance; Third-Party Beneficiaries	72
7.5	Applicable Law; Jurisdiction	73
7.6	Payment of Expenses	74
7.7	Assignability; Parties in Interest	74
7.8	Notices	74
7.9	Severability	75
7.10	Counterparts	75
7.11	Specific Performance	75
7.12	Disclosure Schedules	76
7.13	Construction	76

Exhibits

Exhibit A Certain Definitions

Exhibit B Form of Support Agreement

Exhibit C Form of Certificate of Incorporation of Surviving Corporation

iii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of December 20, 2020, by and among: Viasat, Inc., a Delaware corporation (“Parent”); Royal Acquisition Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Acquisition Sub”); and RigNet, Inc., a Delaware corporation (the “Company”). Certain capitalized terms used in this Agreement are defined in Exhibit A.

RECITALS

A. The parties intend that Acquisition Sub be merged with and into the Company (the “Merger”) in accordance with this Agreement and the General Corporation Law of the State of Delaware (the “DGCL”). Upon consummation of the Merger, Acquisition Sub will cease to exist and the Company will continue as the Surviving Corporation and a wholly owned Subsidiary of Parent.

B. The Company Board has unanimously: (i) determined that the Merger is fair to and in the best interests of the Company and its stockholders; (ii) approved and declared advisable this Agreement and the transactions contemplated by this Agreement, including the Merger, on the terms and subject to the conditions set forth in this Agreement; and (iii) recommended that the Company’s stockholders adopt this Agreement.

C. The Parent Board has unanimously: (i) determined that the terms of this Agreement and the Merger are fair to, and in the best interests of, Parent and its stockholders; and (ii) approved and declared advisable this Agreement and the transactions contemplated by this Agreement, including the Merger and the issuance of shares of Parent Common Stock in connection therewith, each on the terms and subject to the conditions set forth in this Agreement.

D. The board of directors of Acquisition Sub has: (i) determined that it is advisable and in the best interests of Acquisition Sub and its sole stockholder for Acquisition Sub to enter into this Agreement; (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger; and (iii) recommended that its sole stockholder adopt this Agreement.

E. Contemporaneously with the execution and delivery of this Agreement, in connection with the transactions contemplated by this Agreement, certain holders of shares of Company Common Stock have entered into a Support Agreement, dated as of the date hereof (the “Support Agreement”), in the form attached hereto as Exhibit B, with Parent.

F. It is intended that, for U.S. federal income Tax purposes, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and that this Agreement be, and is hereby adopted as, a “plan of reorganization” for purposes of Sections 354 and 361 of the Code.

AGREEMENT

The parties to this Agreement, in consideration of the representations, warranties, covenants and agreements set forth herein and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound, agree as follows:

SECTION 1. THE MERGER

1.1 The Merger. At the Effective Time, Acquisition Sub shall be merged with and into the Company in accordance with the DGCL and upon the terms and subject to the conditions set forth in this Agreement, whereupon the separate existence of Acquisition Sub shall cease, and the Company shall be the surviving corporation (the “Surviving Corporation”) in the Merger and a wholly owned Subsidiary of Parent. From and after the Effective Time, all the property, rights, powers, privileges and franchises of the Company and Acquisition Sub shall be vested in the Surviving Corporation and all of the debts, obligations, liabilities, restrictions and duties of the Company and Acquisition Sub shall become the debts, obligations, liabilities and duties of the Surviving Corporation, all as provided under the DGCL.

1.2 Closing. The consummation of the Merger (the “Closing”) shall be held (a) at the offices of Latham & Watkins LLP, 12670 High Bluff Drive, San Diego, CA 92130, or (b) remotely by exchange of documents and signatures (or their electronic counterparts), in either case unless another place is agreed to in writing by the parties to this Agreement, on a date to be designated jointly by Parent and the Company, which shall be no later than the second Business Day after the satisfaction or, to the extent permitted hereunder and by applicable Legal Requirements, waiver of the last to be satisfied or waived of all conditions to the parties’ respective obligations to effect the Merger set forth in Sections 5.1, 5.2 and 5.3, other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of each of such conditions at the Closing, unless another time or date is agreed to in writing by Parent and the Company. The date on which the Closing actually takes place is referred to as the “Closing Date.” Subject to the provisions of this Agreement, at the Closing, the parties shall cause a certificate of merger with respect to the Merger (the “Certificate of Merger”) to be duly executed and filed with the Secretary of State of the State of Delaware (the “Delaware Secretary of State”) and make all other filings or recordings required by the DGCL in connection with effecting the Merger. The Merger shall become effective on the date and at such time as the Certificate of Merger is filed with the Delaware Secretary of State or at such later time as may be mutually agreed to in writing by Parent and the Company and specified in the Certificate of Merger (the time at which the Merger becomes effective being referred to in this Agreement as the “Effective Time”).

1.3 Certificate of Incorporation and Bylaws.

(a) Subject to the requirements set forth in Section 4.10(a), at the Effective Time and by virtue of the Merger, the certificate of incorporation of the Company, as in effect immediately prior to the Effective Time, shall be amended and restated in its entirety as set forth in the form of certificate of incorporation of the Surviving Corporation attached hereto as Exhibit C and, as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation until thereafter changed or amended as set forth therein or by applicable Legal Requirement.

(b) Subject to Section 4.10(a), at the Effective Time, the bylaws of the Company shall be amended and restated in their entirety to read as set forth in the bylaws of Acquisition Sub as in effect immediately prior to the Effective Time, except that the name of the Surviving

Corporation shall be “RigNet, Inc.” and, as so amended and restated, shall be the bylaws of the Surviving Corporation until thereafter changed or amended as set forth therein or by applicable Legal Requirement.

1.4 Directors and Officers. From and after the Effective Time, until their respective successors are duly elected or appointed and qualified in accordance with applicable Legal Requirements and the Surviving Corporation’s Organizational Documents: (i) the directors of Acquisition Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation; and (ii) the officers of Acquisition Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation.

1.5 Conversion of Securities. Subject to the terms and conditions of this Agreement, at the Effective Time, automatically, by virtue of the Merger and without any further action on the part of Parent, Acquisition Sub, the Company or any stockholder of the Company:

(a) all shares of Company Common Stock that are held in the Company’s treasury or are held directly by Parent or Acquisition Sub immediately prior to the Effective Time (the “Excluded Shares”) shall be cancelled and shall cease to exist, and no consideration shall be paid or payable in respect thereof;

(b) except as provided in Section 1.5(a), each share of Company Common Stock that is issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive, without interest, a number of validly issued, fully paid and non-assessable shares of Parent Common Stock equal to the Exchange Ratio (the per share consideration payable in accordance with this Section 1.5(b), the “Merger Consideration”); and

(c) each share of common stock, par value $0.001 per share, of Acquisition Sub that is issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and non-assessable share of common stock, par value $0.001 per share, of the Surviving Corporation.

1.6 Certain Adjustments. Notwithstanding anything in this Agreement to the contrary, if, during the period from the date of this Agreement through the Effective Time, the outstanding shares of Parent Common Stock or Company Common Stock are changed or converted into a different number or class or series of shares by reason of any stock split, division, subdivision, combination, change, exchange or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reorganization, reclassification, recapitalization or other similar transaction, or a record date with respect to any such event shall occur during such period, then the Merger Consideration shall be adjusted to the extent appropriate to provide the same economic effect as contemplated by this Agreement prior to such action. Nothing in this Section 1.6 shall be construed to permit the parties to take any action except to the extent consistent with, or not otherwise prohibited by, the terms of this Agreement.

1.7 Treatment of Equity Awards.

(a) Effective as of the Effective Time, each Company Option held by an individual who, as of immediately after the Effective Time, constitutes an “employee” of Parent within the meaning of Form S-8 that is outstanding and unexercised, whether vested or unvested, immediately prior to the Effective Time (each, an “Assumed Company Option”) shall cease to represent a right to acquire shares of Company Common Stock and shall be assumed by Parent and converted automatically into a Parent Option on the same terms and conditions (including applicable vesting, exercise and expiration provisions) as applied to such Assumed Company Option immediately prior to the Effective Time, except that: (i) the number of shares of Parent Common Stock subject to each Assumed Company Option shall be determined by multiplying: (A) the number of shares of Company Common Stock subject to such Assumed Company Option immediately prior to the Effective Time; by (B) the Exchange Ratio, and rounding such product down to the nearest whole share; (ii) the per share exercise price of each Assumed Company Option shall be determined by dividing: (A) the per share exercise price of the Assumed Company Option immediately prior to the Effective Time; by (B) the Exchange Ratio, and rounding such quotient up to the nearest whole cent; and (iii) all references to the “Company” in the applicable Company Equity Plans and the Company Option agreements will be references to Parent.

(b) Effective as of the Effective Time, each award of Company RSUs (i) that is held by an individual who, as of immediately after the Effective Time, constitutes an “employee” of Parent within the meaning of Form S-8, (ii) that is outstanding immediately prior to the Effective Time and (iii) that vests solely on the basis of continued employment or service (as opposed to performance vesting) (each, an “Assumed Company RSU Award”) shall cease to represent a right to acquire shares of Company Common Stock upon vesting and shall be assumed by Parent and converted automatically into a restricted stock unit award with respect to shares of Parent Common Stock and shall otherwise remain subject to the same vesting, settlement and other terms and conditions that applied to the underlying Company RSU immediately prior to the Effective Time, except that: (i) the number of shares of Parent Common Stock subject to each such Assumed Company RSU Award shall be determined by multiplying: (A) the number of shares of Company Common Stock subject to such Assumed Company RSU Award immediately prior to the Effective Time; by (B) the Exchange Ratio, rounded down to the nearest whole number; and (ii) all references to the “Company” in the applicable Company Equity Plans and the Assumed Company RSU Award agreements will be references to Parent.

(c) Prior to the Effective Time, the Company shall take all corporate action necessary to provide that (i) each Company Option that does not constitute an Assumed Company Option shall accelerate in full and be terminated for no consideration as of immediately prior to the Effective Time to the extent not exercised prior to such time, (ii) each Company RSU (other than a Deferred RSU) that does not constitute an Assumed Company RSU Award shall accelerate in full and be settled in shares of Company Common Stock as of immediately prior to the Effective Time, (iii) each Deferred Time-Based RSU shall accelerate in full as of immediately prior to the Effective Time and be terminated and settled in shares of Company Common Stock as of immediately prior to the Effective Time in a manner intended to satisfy the plan termination requirements of Treasury Regulation 1.409A-3(j)(4)(ix)(B), and (iv) each Deferred Performance-Based RSU shall, to the extent such Deferred Performance-Based RSU would be vested immediately prior to the Effective Time in accordance with its terms as a result of the consummation of the transactions contemplated by this Agreement, be terminated and settled in shares of Company Common Stock as of immediately prior to the Effective Time in a manner intended to satisfy the plan termination requirements of Treasury Regulation 1.409A-3(j)(4)(ix)(B). With respect to the Deferred Performance-Based RSUs, (x) performance conditions for any performance periods of the Company that have ended before the Effective Time will conclusively be based on the actual performance achieved, and (y) in the case of a performance period in which the last day occurs after the Effective Time, the Compensation Committee of the Company Board shall, in good faith, determine the portion of the award that shall become vested as of immediately prior to the Effective Time based on the relevant terms and conditions of the applicable award agreement, and any unvested portion shall be cancelled for no consideration as of the Effective Time. The Company shall take all actions necessary to ensure that the termination and settlement of the Deferred RSUs in accordance with this Section 1.7(c) satisfies the plan termination requirements of Treasury Regulation 1.409A-3(j)(4)(ix)(B). Notwithstanding anything herein to the contrary, with respect to any Deferred RSU that Parent determines prior to the Effective Time is not eligible to be terminated in accordance with Treasury Regulation Section 1.409A-3(j)(4)(ix)(B), such Deferred RSU will be treated as an Assumed Company RSU Award hereunder and payment of the underlying shares of Parent Common Stock issuable under such award following the Effective Time will be made at the earliest time permitted under the applicable Company Equity Plan that will not trigger a Tax or penalty under Section 409A of the Code.

(d) Notwithstanding the foregoing, the conversions described in this Section 1.7 will be subject to such modifications, if any, as are required to cause the conversion to be made in a manner consistent with the requirements of Section 409A of the Code and, in the case of any Company Option to which Section 422 of the Code applies, the exercise price and the number of shares of Parent Common Stock issuable upon exercise of such option shall be determined subject to such adjustments as are necessary in order to satisfy the requirements of Section 424(a) of the Code. Following the Effective Time, (i) Parent shall assume sponsorship of the Company Equity Plans; provided that references to the Company therein shall be deemed references to Parent and references to Company Common Stock therein shall be deemed references to Parent Common Stock, (ii) each Company Equity Award that has been converted in accordance with this Section 1.7 shall be subject to the same terms and conditions, including, without limitation, any vesting conditions, as had applied to the corresponding Company Equity Award as of immediately prior to the Effective Time, except for such terms rendered inoperative by reason of the transactions contemplated by this Agreement, subject to such adjustments as reasonably determined by Parent to be necessary or appropriate to give effect to the conversion or the transactions contemplated by this Agreement, and (iii) the number of shares of Parent Common Stock available for future issuance under the Company Equity Plans (which shares Parent may instead cause to make available for issuance under the Parent Equity Plan) shall be determined by adjusting the number of shares of Company Common Stock available for future issuance of awards under the Company Equity Plans immediately prior to the Effective Time in accordance with the Exchange Ratio (provided that, following the Effective Time, awards may only be granted with respect to such shares described in this clause (iii) to individuals who were not employees or consultants of Parent or its Subsidiaries or members of the Parent Board prior to the Effective Time). Parent shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for delivery with respect to all Assumed Company Options and Assumed Company RSU Awards. Parent shall file and cause to be effective as of no later than two (2) Business Days following the Effective Time, a registration statement under the Securities Act on Form S-8 or other appropriate form under the Securities Act, relating to shares of Parent Common Stock issuable with respect to all Assumed Company Options and Assumed Company RSU Awards, and Parent shall use its reasonable best efforts to cause such registration statement to remain effective for so long as such Assumed Company Options and Assumed Company RSU Awards remain outstanding.

(e) As soon as practicable after the Effective Time, Parent shall deliver to the holders of the Assumed Company Options and Assumed Company RSU Awards notices setting forth the effect of the Merger on such holders’ rights and describing the treatment of such awards in accordance with this Section 1.7.

1.8 No Fractional Shares.

(a) No fractional shares of Parent Common Stock shall be issued in connection with the Merger, and no certificates or scrip for any such fractional shares shall be issued.

(b) Any holder of Company Common Stock who would otherwise be entitled to receive a fraction of a share of Parent Common Stock pursuant to Section 1.5(b) (after aggregating all fractional shares of Parent Common Stock otherwise issuable to such holder pursuant to Section 1.5(b)) shall, in lieu of such fraction of a share and upon surrender of such holder’s certificates representing shares of Company Common Stock outstanding as of immediately prior to the Effective Time (“Company Stock Certificates”) or book-entry positions representing non-certificated shares of Company Common Stock outstanding as of immediately prior to the Effective Time (“Company Book-Entry Shares”) in accordance with Section 1.10, be paid in cash the dollar amount (rounded to the nearest whole cent), without interest and subject to any required tax withholding, determined by multiplying such fraction by the Average Parent Stock Price. No such holder shall be entitled to dividends, voting rights or any other rights in respect of any fractional share of Parent Common Stock that would otherwise have been issuable as part of the Merger Consideration. The payment of cash in lieu of fractional share interests pursuant to this Section 1.8(b) is not a separately bargained-for consideration but merely represents a mechanical rounding-off of the fractions in the exchange.

1.9 Closing of Transfer Books.

At the Effective Time:

(a) all shares of Company Common Stock outstanding immediately prior to the Effective Time shall automatically be cancelled and shall cease to exist, and all holders of Company Stock Certificates and of Company Book-Entry Shares shall cease to have any rights as stockholders of the Company, except (unless such holder is subject to Section 1.5(a)) the right to receive the Merger Consideration pursuant to Section 1.5(b), cash in lieu of any fractional share of Parent Common Stock pursuant to Section 1.8(b) and any dividends or other distributions pursuant to Section 1.10(f); and

(b) the stock transfer books of the Company shall be closed with respect to all shares of Company Common Stock outstanding immediately prior to the Effective Time and no further transfer of any such shares of Company Common Stock shall be made on such stock transfer books after the Effective Time. If, after the Effective Time, a valid Company Stock Certificate or a Company Book-Entry Share is presented to the Exchange Agent or to the Surviving Corporation or Parent, such Company Stock Certificate or Company Book-Entry Share shall be cancelled and shall be exchanged as provided in Section 1.10.

1.10 Exchange of Certificates and Cancellation of Book-Entry Positions.

(a) Prior to the Closing Date, Parent shall select Parent’s transfer agent or (after consultation with the Company) another reputable bank or trust company reasonably satisfactory to Parent and the Company to act as exchange agent with respect to the Merger (the “Exchange Agent”). Prior to or concurrent with the Effective Time, Parent shall cause to be deposited with the Exchange Agent: (i) certificates or evidence of book-entry shares representing the shares of Parent Common Stock issuable pursuant to Section 1.5; and (ii) cash sufficient to make payments in lieu of fractional shares in accordance with Section 1.8(b). The shares of Parent Common Stock and cash amounts so deposited with the Exchange Agent pursuant to this Section 1.10(a), together with any dividends or distributions received by the Exchange Agent with respect to such shares of Parent Common Stock, and any interest or other income with respect to such cash amount, are referred to collectively as the “Exchange Fund.” The Exchange Agent shall invest the cash available in the Exchange Fund in obligations, funds or accounts typical for (including having liquidity typical for) transactions of this nature as directed by Parent; provided that no losses on such investments shall affect the cash payable to former holders of shares of Company Common Stock pursuant to this Section 1 (and Parent shall promptly deliver to the Exchange Agent cash in an amount sufficient to replenish any deficiency in the Exchange Fund).

(b) With respect to Company Stock Certificates, as promptly as reasonably practicable after the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record of the share represented by each such Company Stock Certificate (i) a notice advising such holder of the effectiveness of the Merger, (ii) a letter of transmittal in customary form and reasonably acceptable to each of Parent and the Company specifying that delivery shall be effected, and risk of loss and title to a Company Stock Certificate shall pass, only upon delivery of the Company Stock Certificate (or affidavit of loss in lieu of a Company Certificate as provided in Section 1.10(e)) to the Exchange Agent (the “Letter of Transmittal”) and (iii) instructions for surrendering a Company Stock Certificate (or affidavit of loss in lieu of a Company Stock Certificate as provided in Section 1.10(e)) to the Exchange Agent. Upon surrender to the Exchange Agent of a Company Stock Certificate (or affidavit of loss in lieu of a Company Stock Certificate as provided in Section 1.10(e)) together with a duly executed and completed Letter of Transmittal and such other documents as may reasonably be required pursuant to such instructions, Parent shall cause the Exchange Agent to mail to each holder of record of the share represented by any such Company Stock Certificate in exchange therefor, as promptly as reasonably practicable thereafter, (i) a statement reflecting the number of whole shares of Parent Common Stock, if any, that such holder is entitled to receive pursuant to this Section 1 in non-certificated book-entry form in the name of such record holder (subject to Section 1.10(i)), and (ii) a check in the amount (after giving effect to any required Tax withholdings as provided in Section 1.12) of (A) any cash in lieu of fractional shares plus (B) any unpaid cash dividends and any other dividends or other distributions that such holder has the right to receive pursuant to this Section 1. Any Company Stock Certificate that has been so surrendered shall be cancelled by the Exchange Agent.

(c) With respect to Company Book-Entry Shares not held through DTC (each, a “Non-DTC Book-Entry Share”), Parent shall cause the Exchange Agent to pay and deliver to each holder of record of any Non-DTC Book-Entry Share, as promptly as reasonably practicable after the Effective Time, but in any event within three (3) Business Days thereafter, the applicable Merger Consideration and a check in the amount (after giving effect to any required Tax withholdings as provided in Section 1.12) of any cash in lieu of fractional shares plus any unpaid cash dividends and any other dividends or other distributions that such holder has the right to receive pursuant to this Section 1, and each Non-DTC Book-Entry Share shall be promptly cancelled by the Exchange Agent. Subject to Section 1.10(i), payment of the Merger Consideration with respect to Non-DTC Book-Entry Shares shall only be made to the person in whose name such Non-DTC Book-Entry Shares are registered.

(d) With respect to Company Book-Entry Shares held through DTC, Parent and the Company shall cooperate to establish procedures with the Exchange Agent and DTC to ensure that the Exchange Agent will transmit to DTC or its nominees as soon as practicable after the Effective Time, but in any event within three (3) Business Days thereafter, upon surrender of shares held of record by DTC or its nominees in accordance with DTC’s customary surrender procedures, the Merger Consideration, cash in lieu of fractional shares of Parent Common Stock, if any, and any unpaid cash dividends and any other dividends or other distributions, in each case, that such holder has the right to receive pursuant to this Section 1.

(e) In the event that any Company Stock Certificate shall have been lost, stolen or destroyed, then, upon the making of an affidavit of that fact by the Person claiming such Company Stock Certificate to be lost, stolen or destroyed and the posting by such Person of a bond in a reasonable and customary amount and upon such terms as may reasonably be required as indemnity against any claim that may be made against it with respect to such Company Stock Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Company Stock Certificate, the Merger Consideration, cash in lieu of fractional shares of Parent Common Stock, if any, and any unpaid cash dividends and any other dividends or other distributions, in each case, payable or issuable pursuant to this Section 1, as if such lost, stolen or destroyed Company Stock Certificate had been surrendered.

(f) No dividends or other distributions declared or made with respect to Parent Common Stock with a record date after the Effective Time shall be paid or otherwise delivered to the holder of any unsurrendered Company Stock Certificate or Company Book-Entry Shares with respect to the shares of Parent Common Stock that such holder has the right to receive in the Merger until the later to occur of: (A) the date on which the holder surrenders such Company Stock Certificate or Company Book-Entry Shares in accordance with this Section 1.10; and (B) the payment date for such dividend or distribution with respect to Parent Common Stock (at which time such holder shall be entitled, subject to the effect of applicable abandoned property, escheat or similar laws, to receive all such dividends and distributions, without interest).

(g) Any portion of the Exchange Fund that remains undistributed to holders of Company Stock Certificates or Company Book-Entry Shares as of the date that is one year after the date on which the Merger becomes effective shall be delivered to Parent upon demand. Any holders of Company Stock Certificates or Company Book-Entry Shares who have not theretofore surrendered their Company Stock Certificates or Company Book-Entry Shares in accordance with this Section 1.10 shall thereafter be entitled to look to Parent for, and be entitled to receive from Parent, the Merger Consideration pursuant to the provisions of Section 1.5, cash in lieu of any fractional shares of Parent Common Stock in accordance with Section 1.8(b) and any dividends or distributions with respect to shares of Parent Common Stock pursuant to Section 1.10(f).

(h) Neither Parent nor the Surviving Corporation shall be liable to any holder or former holder of shares of Company Common Stock or to any other Person with respect to any portion of the Merger Consideration delivered to any public official pursuant to any applicable abandoned property law, escheat law or other similar Legal Requirement. If any Company Stock Certificate or Company Book-Entry Share has not been surrendered prior to the date on which any portion of the Merger Consideration and any dividends or distributions, in each case, that a holder of the share represented by such Company Stock Certificates or Company Book-Entry Share has the right to receive pursuant to this Section 1 in respect of such Company Stock Certificate or Company Book-Entry Share would otherwise escheat to or become property of any Governmental Entity, any such shares, cash, dividends or distributions in respect of such Company Stock Certificate or Company Book-Entry Share shall, to the extent permitted by applicable Legal Requirement, become the property of Parent, free and clear of all claims or interests of any Person previously entitled thereto.

(i) In the event of a transfer of ownership of any shares of Company Common Stock that is not registered in the transfer records of the Company, the Exchange Agent may deliver the Merger Consideration (and, to the extent applicable, cash in lieu of fractional shares pursuant to Section 1.8(b) or any dividends or distributions pursuant to Section 1.10(f)) to such transferee if (A) in the case of Company Book-Entry Shares, written instructions authorizing the transfer of the Company Book-Entry Shares are presented to the Exchange Agent, (B) in the case of shares represented by Company Stock Certificates, the Company Stock Certificates formerly representing such shares of Company Common Stock are surrendered to the Exchange Agent, and (C) the written instructions, in the case of clause (A), and Company Stock Certificates, in the case of clause (B), are accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid or are not applicable, in each case, in form and substance, reasonably satisfactory to Parent and the Exchange Agent. If any shares of Parent Common Stock are to be delivered to a Person other than the holder in whose name any shares of Company Common Stock are registered, it shall be a condition of such exchange that the Person requesting such delivery shall pay any transfer or other similar Taxes required by reason of the transfer of shares of Parent Common Stock to a Person other than the registered holder of any shares of Company Common Stock, or shall establish to the satisfaction of Parent and the Exchange Agent that such Tax has been paid or is not applicable.

1.11 Further Action. If, at any time after the Effective Time, any further action is determined by Parent or the Surviving Corporation to be necessary to carry out the purposes of this Agreement, the officers and directors of Parent shall (in the name of Acquisition Sub, in the name of the Company or otherwise) be fully authorized to take such action.

1.12 Tax Withholding. Each of Parent, the Exchange Agent, Acquisition Sub, the Company and the Surviving Corporation, as applicable, shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement any amounts as are required to be deducted and withheld with respect to the making of such payment pursuant to the Code or any other applicable Legal Requirement relating to Taxes. To the extent that amounts are so deducted or withheld and, if required, paid over to the appropriate Governmental Entity, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding were made.

1.13 No Appraisal Rights. In accordance with Section 262 of the DGCL, no appraisal rights shall be available with respect to the Merger or the other transactions contemplated by this Agreement.

SECTION 2. REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to Parent and Acquisition Sub that, except as set forth or incorporated by reference in the Company SEC Documents filed and publicly available after January 1, 2019 but prior to the date of this Agreement (excluding any disclosures contained in such documents under the heading “Risk Factors” or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature) or, subject to Section 7.12, in the disclosure schedule delivered to Parent prior to the execution of this Agreement (the “Company Disclosure Schedule”):

2.1 Due Organization and Good Standing; Subsidiaries.

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. The Company has the requisite corporate power and authority to own, lease and operate its assets and to carry on its business as it is being conducted as of the date of this Agreement, except as, individually or in the aggregate, would not reasonably be expected to constitute or result in a Company Material Adverse Effect. The Company is duly qualified and has all necessary Governmental Authorizations to do business, and is in good standing, in each other jurisdiction where the nature of its business makes such qualification necessary, except where the failure to be so qualified or in good standing, individually or in the aggregate, would not reasonably be expected to constitute or result in a Company Material Adverse Effect.

(b) Exhibit 21.1 of the Most Recent Company 10-K is a correct and complete list of each Entity that is a Company Subsidiary as of the date of this Agreement (other than the Company Subsidiaries that, in the aggregate, would not constitute a “significant subsidiary” (as defined in Rule 1.02(w) of Regulation S-X)). Neither the Company nor any Company Subsidiary owns any equity interest or joint venture, partnership or similar interest in any other Entity, other than the Entities identified in Exhibit 21.1 of the Most Recent Company 10-K and any other wholly owned Company Subsidiary. Each Company Subsidiary is duly organized, validly existing and (where such concept is recognized under the laws of the jurisdiction in which it is organized) in good standing under the laws of the jurisdiction of its organization and has the requisite corporate or other organizational power and authority and Governmental Authorizations to own, lease and operate its assets and to carry on its business as it is being conducted as of the date of this Agreement, except where the failure to be so organized, existing and in good standing or to have such power and authority, individually or in the aggregate, would not reasonably be expected to constitute or result in a Company Material Adverse Effect. Each Company Subsidiary is duly qualified and has all necessary Governmental Authorizations to do business, and (where such concept is recognized under the laws of the jurisdiction in which it is organized) is in good standing, in each other jurisdiction where the nature of its business makes such qualification necessary, except where the failure to be so qualified or in good standing, individually or in the aggregate, would not reasonably be expected to constitute or result in a Company Material Adverse Effect. All of the outstanding shares of capital stock of each Company Subsidiary are duly authorized, validly issued, fully paid and nonassessable and are owned directly or indirectly by the Company free and clear of all Liens, except for restrictions on transfer under applicable securities laws.

2.2 Organizational Documents. Prior to the date of this Agreement, the Company has made available to Parent copies of the Organizational Documents of the Company and each material Company Subsidiary, including all amendments thereto, as in effect on the date hereof. The Organizational Documents of the Company and each Company Subsidiary are in full force and effect and neither (a) the Company nor (b) except as, individually or in the aggregate, has not constituted or resulted in and would not reasonably be expected to constitute or result in a Company Material Adverse Effect, any Company Subsidiary is in violation of any of the provisions of such Organizational Documents.

2.3 Capitalization.

(a) The authorized capital stock of the Company consists of: (i) 190,000,000 shares of Company Common Stock, of which 21,011,109 were issued and outstanding as of December 18, 2020 (the “Company Capitalization Date”); and (ii) 10,000,000 shares of preferred stock, par value $0.001 per share, none of which were outstanding as of the Company Capitalization Date. All of the outstanding shares of Company Common Stock have been, and all shares of Company Common Stock reserved for issuance pursuant to the Company Equity Agreements will be when issued, duly authorized and validly issued, and are, or will be when issued, fully paid and non-assessable.

(b) Except as set forth in the Company’s Organizational Documents or the Company Equity Agreements: (i) none of the outstanding shares of Company Common Stock is entitled or subject to any preemptive right, right of repurchase, right of participation or any similar right; (ii) none of the outstanding shares of Company Common Stock is subject to any right of first refusal in favor of the Company or any Company Subsidiary; (iii) there are no bonds, debentures, notes or other indebtedness of the Company issued and outstanding having the right to vote (or convertible or exercisable or exchangeable for securities having the right to vote) on any matters on which stockholders of the Company may vote; and (iv) there is no Contract to which the Company is a party relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or from granting any option or similar right with respect to), any shares of Company Common Stock. Except as set forth in the Company Equity Agreements, the Company is not under any obligation, nor is it bound by any Contract pursuant to which it will become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Company Common Stock or any other securities.

(c) As of the Company Capitalization Date: (i) 384,870 shares of Company Common Stock were subject to issuance pursuant to outstanding Company Options; (ii) 2,433,424 shares of Company Common Stock were subject to issuance pursuant to outstanding Company RSUs, including 1,483,999 shares of Company Common Stock subject to Company RSUs that vest based on the achievement of performance goals; and (iii) except as set forth in Section 2.3(a), no other shares of capital stock or other voting securities of the Company were issued, reserved for issuance or outstanding. Prior to the date of this Agreement, the Company has made available to Parent correct and complete copies of: (A) the Company Equity Plans; and (B) the forms of all stock option agreements evidencing Company Options outstanding as of the date of this Agreement and the forms of all restricted stock unit agreements evidencing Company RSUs outstanding as of the date of this Agreement. The per share exercise price of each such Company Option was at least equal to the fair market value of one (1) share of Company Common Stock on the date of grant of such Company Option. Part 2.3(c) of the Company Disclosure Schedule sets forth a correct and complete list of all Company Options and awards of Company RSUs, in each case, including the holder of such Company Option or award of Company RSUs, the number of shares of Company Common Stock subject to such Company Option or award of Company RSUs, the grant date of such Company Option or award of Company RSUs, any acceleration terms applicable to such Company Option or award of Company RSUs, the date on which such Company Option expires, and for each Company Option, whether it is intended to qualify as an “incentive stock option” within the meaning of Section 422 of the Code. Part 2.3(c) of the Company Disclosure Schedule sets forth a correct and complete list of all Company RSUs that are Deferred RSUs. All Company Equity Awards were granted in accordance with the terms of the Company Equity Plans and applicable Legal Requirements.

(d) Except as set forth in Section 2.3(c), as of the Company Capitalization Date, there was no: (i) subscription, option, call, warrant or other right (whether or not currently exercisable) to acquire any shares of the capital stock or other equity interests, restricted stock unit, stock-based performance unit, shares of phantom stock, stock appreciation right, profit participation right or any other right that is linked to, or the value of which is based on or derived from, the value of any shares of capital stock or other equity interest of the Company or any Company Subsidiary, in each case, to which the Company or any Company Subsidiary is a party; (ii) outstanding security, instrument, bond, debenture or note that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of the Company or any Company Subsidiary; or (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which the Company or any Company Subsidiary is or may become obligated to sell or otherwise issue any shares of its capital stock or other equity interest or any other securities.

(e) From the Company Capitalization Date through the date of this Agreement, neither the Company nor any of its Subsidiaries has issued any shares of Company Common Stock or other equity interests of the Company or any Company Subsidiary, other than pursuant to Company Options or Company RSUs, in each case, that were outstanding as of the Company Capitalization Date.

(f) Except as set forth in any Company Subsidiary’s Organizational Documents: (i) none of the outstanding capital or other equity interests of any Company Subsidiary is entitled or subject to any preemptive right, right of repurchase, right of participation or any similar right; (ii) none of the outstanding capital or other equity interests of any Company Subsidiary is subject to any right of first refusal in favor of the Company or any Company Subsidiary; (iii) there are no bonds, debentures, notes or other indebtedness of any Company Subsidiary issued and outstanding having the right to vote (or convertible or exercisable or exchangeable for securities having the right to vote) on any matters on which stockholders of a Company Subsidiary may vote; and (iv) there is no Contract to which any Company Subsidiary is a party relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or from granting any option or similar right with respect to), any capital or other equity interests of any Company Subsidiary. No Company Subsidiary is under any obligation, nor is any Company

Subsidiary bound by any Contract pursuant to which it will become obligated, to repurchase, redeem or otherwise acquire any outstanding capital or other equity interests of any Company Subsidiary or other securities.

2.4 Authority; Binding Nature of Agreement. The Company has the requisite corporate power and authority to enter into and to perform its obligations under this Agreement and, subject to receipt of the Required Company Stockholder Vote, to consummate the Merger. The Company Board has unanimously: (a) duly and validly authorized and approved the execution, the delivery and, subject to the receipt of the Required Company Stockholder Vote, the performance of this Agreement and the consummation of the Merger by the Company; (b) determined that the Merger is fair to and in the best interests of the Company and its stockholders; (c) approved and declared advisable this Agreement and the transactions contemplated by this Agreement, including the Merger; and (d) subject to the terms and conditions hereof, directed that this Agreement be submitted to a vote of the Company’s stockholders, recommended that the stockholders of the Company adopt this Agreement (the “Company Board Recommendation”), and resolved to include the Company Board Recommendation in the Proxy Statement/Prospectus, subject to Section 4.2. Assuming the accuracy of the representations and warranties set forth in Section 3.10, the execution and delivery of this Agreement by the Company and the consummation by the Company of the Merger and other transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of the Company, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement, in each case other than, with respect to the consummation of the Merger, the receipt of the Required Company Stockholder Vote and the filing of the Certificate of Merger as required by the DGCL. This Agreement has been duly executed and delivered on behalf of the Company and, assuming the due authorization, execution and delivery of this Agreement on behalf of Parent and Acquisition Sub and the accuracy of the representations and warranties set forth in Section 3.10, constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to: (i) laws of general application relating to bankruptcy, insolvency, reorganization, moratorium or other similar laws, now or hereafter in effect, affecting creditors’ rights generally; and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

2.5 Vote Required. Assuming the accuracy of the representations and warranties set forth in Section 3.10, the adoption of this Agreement by the affirmative vote of the holders of a majority of the shares of Company Common Stock issued and outstanding on the record date for the Company Stockholder Meeting and entitled to vote on the proposal to adopt this Agreement (the “Required Company Stockholder Vote”) is the only vote of the holders of any class or series of the Company’s capital stock necessary under applicable Legal Requirements and the Company Organizational Documents to approve or adopt this Agreement or for the Company to consummate the transactions contemplated hereby, including the Merger.

2.6 Non-Contravention; Consents.

(a) The execution and delivery of this Agreement by the Company and, assuming receipt of the Required Company Stockholder Vote and the accuracy of the representations and warranties set forth in Section 3.10, the consummation by the Company of the Merger will not: (i) cause a violation of any of the provisions of the Organizational Documents of the Company or any

Company Subsidiary; (ii) assuming the consents and filings referred to in Section 2.6(b) and Section 3.5(b) are made and obtained, conflict with or violate any applicable Legal Requirements; or (iii) subject to Section 4.5, result in any loss, limitation or impairment of any right of the Company or any Company Subsidiary to own or use any assets, result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation, first offer, first refusal, modification or acceleration of any obligation or to the loss of a benefit under any Contract binding upon the Company or any Company Subsidiary or by which any of their respective properties, rights or assets are bound or subject, or result in the creation of any Liens of any kind (other than Company Permitted Encumbrances) upon any of the properties, rights or assets of the Company or any Company Subsidiary, except, in the cases of clauses (ii) and (iii), as would not, individually or in the aggregate, reasonably be expected to constitute or result in a Company Material Adverse Effect.

(b) Except as may be required by the Securities Act, the Exchange Act, the DGCL, the HSR Act or other applicable Antitrust Laws, applicable state securities takeover and “blue sky” laws or the rules and regulations of Nasdaq, and except as set forth in Part 2.6(b) of the Company Disclosure Schedule, the Company and the Company Subsidiaries are not required to make any filing, registration, or declaration with, give any notice to, or obtain any consent, Order, license, permit, clearance, waiver or approval from, any Governmental Entity for the execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and obligations hereunder or the consummation by the Company of the Merger, in each case, except as, individually or in the aggregate, would not reasonably be expected to constitute or result in a Company Material Adverse Effect.

2.7 Reports; Financial Statements; Internal Controls.

(a) All reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated by reference therein) required to be filed or furnished by the Company with the SEC under the Exchange Act or Securities Act since January 1, 2018 (the “Company SEC Documents”) have been filed or furnished with the SEC on a timely basis. As of the time it was filed with the SEC (or, with respect to clause (i) below, if amended or superseded, then on the date of such amended or superseding filing): (i) each of the Company SEC Documents complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act (as the case may be) and the applicable regulations promulgated thereunder and the listing requirements and corporate governance rules and regulations of Nasdaq, each as in effect on the date such Company SEC Document was filed; and (ii) none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. No Company Subsidiary has been required to file any forms, reports or other documents with the SEC at any time since January 1, 2018. Since January 1, 2018 no executive officer of the Company has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. Neither the Company nor, to the knowledge of the Company, any of its executive officers has received notice from any Governmental Entity challenging or questioning the accuracy, completeness, form or manner of filing of such certifications.

(b) The financial statements (including any related notes) contained or incorporated by reference in the Company SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by Form 10-Q or any successor form under the Exchange Act, and except that unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments); (iii) fairly present, in all material respects, the financial position of the Company and the Company’s consolidated Subsidiaries as of the respective dates thereof and the results of operations and consolidated cash flows of the Company and the Company’s consolidated Subsidiaries for the periods covered thereby subject, with respect to unaudited interim statements, to normal and recurring year-end adjustments; and (iv) have been prepared from, and are in accordance with, the books and records of the Company and the Company’s consolidated Subsidiaries in all material respects. No financial statements of any Person other than the Company and the Company’s consolidated Subsidiaries are required by GAAP to be included in the consolidated financial statements of the Company. The books and records of the Company and the Company Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements. As of the date of this Agreement, Deloitte & Touche LLP has not resigned (or informed the Company that it intends to resign) or been dismissed as independent public accountants of the Company.

(c) The Company maintains, and at all times since January 1, 2018 has maintained, a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) which is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, and includes those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company and the Company Subsidiaries; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and that receipts and expenditures are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company and the Company Subsidiaries that could have a material effect on the financial statements. The Company’s management has completed an assessment of the effectiveness of the Company’s system of internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended December 31, 2019, and such assessment concluded that such controls were effective and the Company’s independent registered accountant has issued an attestation report concluding that the Company maintained effective internal control over financial reporting as of December 31, 2019. Management of the Company has disclosed to the Company’s auditors and the audit committee of the Company Board (x) any significant deficiencies or material weaknesses in the design and operation of internal controls over financial reporting and (y) any fraud, whether or not material, that involves management or any other employees who have a significant role in the Company’s internal control over financial reporting, and each such deficiency, weakness and fraud so disclosed to auditors, if any, has been disclosed to Parent prior to the date hereof.

(d) Since January 1, 2018, (i) none of the Company or any Company Subsidiary nor, to the knowledge of the Company, any director or officer of the Company or any Company Subsidiary has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding accounting, internal accounting controls or auditing practices, procedures, methodologies or methods of the Company or any Company Subsidiary or any material complaint, allegation, assertion or claim from employees of the Company or any Company Subsidiary regarding questionable accounting or auditing matters with respect to the Company or any Company Subsidiary, and (ii) to the knowledge of the Company, no attorney representing the Company or any Company Subsidiary, whether or not employed by the Company or any Company Subsidiary, has reported evidence of a violation of securities laws, breach of fiduciary duty or similar violation by the Company, any Company Subsidiary or any of their respective officers, directors, employees or agents to the Company Board or any committee thereof, or to the General Counsel or Chief Executive Officer of the Company.

(e) The Company maintains disclosure controls as required by Rule 13a-15 or 15d-15 under the Exchange Act. As of the date hereof, the Company is in compliance in all material respects with all current listing requirements of the Nasdaq Global Select Market (“Nasdaq”).

(f) Neither the Company nor any Company Subsidiary is a party to, or has a commitment to effect, enter into or create, any joint venture, or “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K under the Exchange Act).

(g) As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Company SEC Documents, and none of the Company SEC Documents is, to the knowledge of the Company, the subject of ongoing SEC review or investigation.

(h) Neither the Company nor any Company Subsidiary has any liabilities of any nature or type, whether accrued, absolute, determined, contingent or otherwise and whether due or to become due, that would be required by GAAP to be reflected on a condensed consolidated balance sheet of the Company and its consolidated Company Subsidiaries, except for: (i) liabilities disclosed in the financial statements (including any related notes) contained in the Most Recent Company Balance Sheet; (ii) liabilities incurred in the ordinary course of business consistent with past practice since the date of the Most Recent Company Balance Sheet; (iii) liabilities that individually or in the aggregate, do not constitute and would not reasonably be expected to constitute or result in a Company Material Adverse Effect; and (iv) liabilities and obligations incurred in connection with the transactions contemplated by this Agreement.

2.8 Absence of Certain Changes.

(a) Since the date of the Most Recent Company Balance Sheet, there has not been any fact, event, change, effect, circumstance, occurrence or development that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

(b) From the date of the Most Recent Company Balance Sheet to the date of this Agreement, the businesses of the Company and the Company Subsidiaries have been conducted in all material respects in the ordinary course of business consistent with past practice (other than in connection with the COVID-19 Measures), and neither the Company nor any Company Subsidiary has undertaken any action that if proposed to be taken after the date of this Agreement would require Parent’s consent pursuant to Sections 4.1(a)(iii), (iv), (vi), (vii), (viii), (ix), (xi), (xii), (xvii), (xviii), (xix), (xxi) or, as it relates to any of the foregoing clauses, Section 4.1(a)(xxiii).

2.9 Intellectual Property and Related Matters.

(a) Part 2.9(a) of the Company Disclosure Schedule sets forth: a correct and complete list of all applications for registration and issuance and registrations and issuances for Marks, Copyrights, domain names and Patents that are included in the Company Owned IP, including for each item: (i) the current recorded owner and any other Person that has an ownership interest in such item of Company Owned IP; (ii) the jurisdiction of application or registration; (iii) the application or registration number and, where applicable, the title; (iv) the date of filing or of registration and the current status; and (v) any Liens with respect to such item of Company Owned IP. To the knowledge of the Company, such Company Owned IP is valid, subsisting and enforceable. The Company has made all necessary filings, maintenance and renewals, and timely payment of requisite fees necessary to maintain such Company Owned IP. All such Company Owned IP is registered or applied for solely in the name of the Company or a Company Subsidiary.

(b) Since January 1, 2017, neither the Company nor any of the Company Subsidiaries has sent or received any written charge, complaint, demand, notice or claim (including unsolicited offers, demands, or requests to license or cease and desist letters), and no Legal Proceeding is pending or threatened in writing by or against the Company or any Company Subsidiary, in each case: (A) alleging that the Company or any Company Subsidiary, the businesses of the Company and the Company Subsidiaries or any Company Product is infringing, misappropriating or otherwise violating the Intellectual Property rights of any Person; (B) alleging that any other Person is infringing, misappropriating or otherwise violating any of the Company IP or (C) relating to the enforceability, use or misuse, ownership, scope, licensing, or validity of any Company IP. To the knowledge of the Company, since January 1, 2017 the conduct of the businesses of the Company and the Company Subsidiaries and each Company Product has not infringed, misappropriated or otherwise violated the Intellectual Property rights of any Person. To the knowledge of the Company, no Person has infringed, misappropriated or otherwise violated any Company IP. No Company IP is bound by any Order restricting or otherwise limiting the use, validity, enforceability, scope, licensing or ownership thereof or any right, title or interest of the Company or the Company Subsidiaries with respect thereto. No Person has exercised or caused the exercise of any right under any Contract with respect to any obligation of the Company or the Company Subsidiaries to indemnify, defend, hold harmless, or reimburse, or to assume, discharge or otherwise take responsibility for any existing or potential liability of, such Person with respect to any Intellectual Property infringement, misappropriation or violation, and no written requests or demands for indemnification or defense as a result of a claim that the conduct of the businesses of the Company and the Company Subsidiaries or a Company Product infringes Third Party Intellectual Property has been received by the Company or any Company Subsidiary from any Person.

(c) The Company IP constitutes all of the Intellectual Property used in, held for use in and material to the business of the Company and the Company Subsidiaries, taken as a whole. The Company exclusively owns, or has valid, enforceable and sufficient rights to use, and as of the

Closing will own or have valid, enforceable and sufficient rights to use, all the Company IP free and clear of all Liens, other than Company Permitted Encumbrances.

(d) The execution, delivery and performance of this Agreement, and the Closing, will not, with or without notice or the lapse of time, result in or give any other Person the right or option to cause: (i) a loss of, or Lien on, any Company IP; (ii) a material breach of, termination of, or acceleration or modification of any right under any Company IP License; (iii) the release, disclosure, or delivery of any Company IP by or to any escrow agent or other Person; (iv) Parent or any of its Affiliates being bound by or subject to any exclusivity obligations, non-compete or other restrictions on the operation or scope of their respective businesses; or (v) the grant, assignment or transfer to any other Person of any license or other right or interest under, to or in any of the Company IP.

(e) The Company and each Company Subsidiary has taken commercially reasonable steps to protect all Trade Secrets within the Company IP, or owned by any third party and held by the Company or any of the Company Subsidiaries, and, to the knowledge of the Company, there has been no unauthorized use, theft, loss or disclosure of any such Trade Secrets.

(f) Each Person who, since January 1, 2017, has participated in the authorship, conception, creation, reduction to practice or development of any Company Owned IP material to the business of the Company and the Company Subsidiaries, taken as a whole, has executed a valid and enforceable written contract providing (i) the assignment by such Person to the Company of all right, title and interest in and to such Company Owned IP and (ii) commercially reasonable protections concerning the non-disclosure of Trade Secrets of the Company. To the knowledge of the Company, no Person is in material breach of any such Contract or has otherwise misappropriated or used or disclosed in any unauthorized manner any Trade Secret or other Know-How within the Company IP. To the knowledge of the Company, no employee of the Company or any Company Subsidiary is in breach of any Contract with any former employer or other Person concerning Intellectual Property or confidentiality due to their activities as an employee of the Company or any Company Subsidiary, except as would not, individually or in the aggregate, reasonably be expected to constitute or result in a Company Material Adverse Effect.

(g) Part 2.9(g)(1) of the Company Disclosure Schedule sets forth a correct and complete list as of the date of this Agreement of all material In-Bound Licenses and Part 2.9(g)(2) of the Company Disclosure Schedule sets forth a correct and complete list as of the date of this Agreement of all material Out-Bound Licenses. Neither the Company nor any Company Subsidiary is bound by, and no Company IP is subject to, any Contract containing any covenant or other provision that in any way limits or restricts the ability of the Company or a Company Subsidiary to use, exploit, assert, or enforce any of its Intellectual Property anywhere in the world with the exception of certain embargoed countries. Except as would not, individually or in the aggregate, reasonably be expected to constitute or result in a Company Material Adverse Effect, each Company IP License is in full force and effect and constitutes a legal, valid, and binding obligation of the Company or its applicable Company Subsidiary and each other party thereto, and is enforceable in accordance with its terms. Neither the Company nor any Company Subsidiary nor, to the knowledge of the Company, any other party to any Company IP License is, and no Person has provided written notice to the Company or any Company Subsidiary alleging it to be, in material default or breach under any such Company IP License, and no Person has provided written notice to the Company or any Company Subsidiary indicating an intention to terminate (including by non-renewal) any such Company IP License.

(h) Neither the Company nor any Company Subsidiary has received any support, funding, resources or assistance (including the use of personnel or facilities) from any government entities, or from any university, college, other academic institutions, or non-profit research centers (other than in connection with customer agreements in the ordinary course of business consistent with past practice) in the development of any Company IP. To the knowledge of the Company, neither the Company nor any Company Subsidiary, nor any Company IP, is subject to any licensing, assignment, contribution, disclosure, or other requirements or restrictions of any industry standards organization, body, working group, patent pool, trade association, or similar organization, including any requirement or obligation to grant or offer to any other Person any license or right to or otherwise impair the Company’s or any Company Subsidiary’s or Parent’s or its Affiliates’ control of any Company IP, in each case, to the extent that could materially affect the Company or any Company Subsidiaries’ rights with respect to any Company IP.

(i) The IT Systems material to the conduct of the business of the Company and the Company Subsidiaries, taken as a whole, as currently conducted are adequate and suitable for the conduct of the business of the Company and the Company Subsidiaries, taken as a whole, as currently conducted. Since January 1, 2017, there has been no (i) failure, breakdown or other adverse event that caused a material disruption to or the unavailability of the IT Systems or (ii) Security Incident. The Company and the Company Subsidiaries have implemented and continue to maintain commercially reasonable actions to protect the confidentiality, availability, integrity, and security of the IT Systems (and all information, including Personal Data, and transactions stored or contained therein or transmitted thereby) owned or controlled by the Company against any Security Incident (including contractually requiring all processors and third parties who Process Personal Data on behalf of the Company and the Company Subsidiaries on the same). The Company, for both the Company and the Company Subsidiaries, has implemented and maintains commercially reasonable disaster recovery and business continuity procedures.

(j) The execution, delivery, and performance of this Agreement: (i) complies and will comply with Data Security Requirements; (ii) will not give rise to any right of termination or other right to impair or limit Parent’s or its Subsidiaries’ rights to own or Process any Personal Data provided under this Agreement; and (iii) will not otherwise prohibit the transfer of Personal Data in the possession or control of the Company or the Company Subsidiaries. The Processing of Personal Data by the Company and the Company Subsidiaries is and, since January 1, 2017, has been in compliance in all respects with all Data Security Requirements. The Company and the Company Subsidiaries have not been, and currently are not, the subject of any Legal Proceeding, or any claim, charge, complaint, demand or other notice, asserting non-compliance with or otherwise relating to any Data Security Requirement, misuse or mistreatment of Personal Data, or Security Incident.

(k) No source code of any Company Product has been disclosed, licensed, released, escrowed or made available to or for any Person and no Person has been granted any rights thereto or agreed to disclose, license, release, deliver or otherwise grant any right thereto. No event has occurred, and no circumstance exists, that (whether with or without the passage of time, the giving of notice or both) will, or would reasonably be expected to, result in a requirement that any such source code be disclosed, licensed, released, delivered, escrowed or made available to or for, or any other grant of any right be made with respect thereto, any other Person by the Company.

(l) With respect to any Open Source Software incorporated, embedded, linked or distributed with any Company Product, including any component piece manufactured or produced by a third-party that is incorporated, embedded, linked or distributed with any Company Product that constitutes Open Source Software, the Company has been in compliance with all applicable licenses. Except as set forth in Part 2.9(l) of the Company Disclosure Schedule, no such Open Source Software, and no Software within any Company Product, is subject to any “copyleft” or non-permissive license or other obligation or condition (including any obligation or condition under any “open source” license such as the GNU Public License, Lesser GNU Public License, or Mozilla Public License) that (i) requires, or conditions the use or distribution of such Software on, (A) the disclosure, licensing, or distribution of the source code for such Software or portion thereof or (B) the granting to licensees of the right to make derivative works or other modifications to such Software or portion thereof; (ii) imposes any restriction on the consideration to be charged for the distribution thereof; (iii) creates, or purports to create, obligations for the Company or any Company Subsidiary with respect to any such Software or grants, or purports to grant, to any third party, any rights or immunities under any such Software, or imposes restrictions on future Patent or other licensing terms, or other abridgement or restriction of the exercise or enforcement of any Intellectual Property rights through any means; or (iv) imposes any other limitation, restriction, or condition on the right of the Company or any Company Subsidiary with respect to its use or distribution.

(m) The Company and the Company Subsidiaries have sufficient licenses to use all Software used in the conduct of the business of the Company and the Company Subsidiaries, except as would not, individually or in the aggregate, reasonably be expected to constitute or result in a Company Material Adverse Effect. Except as would not, individually or in the aggregate, reasonably be expected to constitute or result in a Company Material Adverse Effect, the Company has sufficiently documented source code with respect to all Company Products commercialized since January 1, 2018 enabling a reasonably-skilled software developer to understand, modify, compile and otherwise utilize the documentation included therewith without reference to other sources of information, and is properly catalogued and in the possession and control of the Company or the Company Subsidiaries.

2.10 Title to Assets; Real Property.

(a) The Company or a Company Subsidiary owns, and has good and marketable title to, or in the case of assets purported to be leased by the Company or a Company Subsidiary, leases and has valid leasehold interest in, each of the material tangible assets owned or leased by the Company or a Company Subsidiary, free and clear of all Liens (other than Company Permitted Encumbrances).

(b) Part 2.10(b) of the Company Disclosure Schedule sets forth the address of each parcel of real property owned by the Company or a Company Subsidiary (such real property, together with all buildings, structures, improvements and fixtures located thereon, collectively, the “Company Owned Real Property”). The Company or a Company Subsidiary has good and marketable indefeasible fee simple title (or the equivalent in any applicable foreign jurisdiction)

to each Company Owned Real Property, free and clear of all Liens (other than Company Permitted Encumbrances). Neither the Company nor any Company Subsidiary has (i) received written notice of any pending or threatened condemnation, expropriation or similar proceeding with respect to any Company Owned Real Property, and to the knowledge of the Company no such proceeding is threatened, (ii) leased to any Person the right to use or occupy any such Company Owned Real Property or (iii) otherwise granted to any Person the right to use or occupy any such Company Owned Real Property in a manner that would reasonably be expected to materially and adversely affect the operations of the Company and the Company Subsidiaries, taken as a whole. To the knowledge of the Company, none of the Company Owned Real Property is subject to or encumbered by any rights of first refusal, rights of first offer, purchase options or similar encumbrances with respect to such Company Owned Real Property.

(c) Except as would not, individually or in the aggregate, reasonably be expected to constitute or result in a Company Material Adverse Effect, either the Company or a Company Subsidiary has a good, valid and binding leasehold interest in each lease, sublease, license, easement agreement or other use or occupancy agreement (such leases, including all modifications, amendments, supplements, guaranties, extensions, renewals, waivers, side letters and other agreements relating thereto, collectively, the “Company Lease Documents”) under which the Company or any Company Subsidiary uses or occupies or has the right to use or occupy any real property (such real property, collectively, the “Company Leased Real Property” and, together with the Company Owned Real Property, the “Company Real Property”), in each case free and clear of all Liens (other than Company Permitted Encumbrances). Except as would not, individually or in the aggregate, reasonably be expected to constitute or result in a Company Material Adverse Effect, (i) All Company Lease Documents are in full force and effect and are valid and enforceable in accordance with their respective terms, against the Company or a Company Subsidiary and, to the knowledge of the Company, each other party thereto and (ii) none of the Company or any Company Subsidiary is in existing default of any provision of any such lease. The Company has made available to Parent a true and correct copy of each material Company Lease Document.

(d) Neither the Company nor any of the Company Subsidiaries has received written notice of any, and to the knowledge of the Company there is no, material default under any restrictive covenants affecting the Company Owned Real Property.

2.11 Contracts. Part 2.11 of the Company Disclosure Schedule contains a list as of the date of this Agreement of each of the following Contracts to which the Company or a Company Subsidiary is a party (each such Contract (x) required to be listed in Part 2.11 of the Company Disclosure Schedule or (y) that is required to be filed as a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Exchange Act) as an exhibit to the Most Recent Company 10-K under the Exchange Act prior to the date of this Agreement (other than any Company Plan), being referred to as a “Material Contract”):

(a) each Contract that restricts in any material respect the ability of the Company, any Company Subsidiary or any Affiliate of any of them to (i) engage or compete in any geographic area or line of business, market or field, or to develop, sell, supply, manufacture, market, distribute, or support any material product or service, (ii) transact with any Person or (iii) solicit any client or customer (or that would so restrict Parent, any Parent Subsidiary or any Affiliate of any of them following the Closing);

(b) each joint venture agreement, partnership agreement or similar agreement with a third party;

(c) each material acquisition or divestiture Contract that contains any material indemnification obligations or any material “earnout” or other material contingent payment obligations that are outstanding obligations of the Company or any Company Subsidiary as of the date of this Agreement;

(d) each Contract (other than any Organizational Document) between the Company or any Company Subsidiary, on the one hand, and any director, officer or Affiliate (other than a wholly owned Company Subsidiary) of the Company or any Company Subsidiary or any of their respective “associates” or “immediate family” members (as such terms are defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act), on the other hand, including (but not limited to) any Contract pursuant to which the Company or any Company Subsidiary has an obligation to indemnify such director, officer, Affiliate or “associate” or “immediate family” member, but excluding any Company Plan;

(e) each Contract evidencing indebtedness for money borrowed by the Company or any Company Subsidiary from a third party lender, and each Contract pursuant to which any such indebtedness for borrowed money is guaranteed by the Company or any Company Subsidiary, in each case in excess of $500,000;

(f) each Contract expressly limiting or restricting the ability of the Company or any Company Subsidiary (i) to make distributions or declare or pay dividends in respect of their capital stock, partnership interests, membership interests or other equity interests, as the case may be, (ii) to pledge their capital stock or other equity interests, (iii) to issue any guaranty, (iv) to make loans to the Company or any Company Subsidiary, or (v) to grant Liens on the property of the Company or any Company Subsidiary;

(g) each Contract that obligates the Company or any Company Subsidiary to make any loans, advances or capital contributions to, or investments in, any Person in excess of $500,000 individually, except for prepayment of Taxes for repatriated employees of the Company or any Company Subsidiary;

(h) each Contract that grants any right of first refusal, first notice, first negotiation or right of first offer or similar right with respect to any material assets, rights or properties of the Company and the Company Subsidiaries, taken as a whole;

(i) each Contract or series of related Contracts (excluding (i) purchase orders given or received in the ordinary course of business consistent with past practice, (ii) any Contract for sales of Company Products of up to $2,000,000 and (iii) Contracts between the Company and any wholly owned Company Subsidiary or among any wholly owned Company Subsidiaries) under which the Company or any Company Subsidiary (A) paid in excess of $2,000,000 in fiscal year 2020, or is expected to pay in excess of $2,000,000 in fiscal year 2021 or (B) received in excess of $2,000,000 in fiscal year 2020, or is expected to receive in excess of $2,000,000 in fiscal year 2021;

(j) each material “single source” supply Contract pursuant to which goods or materials are required to be supplied to the Company or a Company Subsidiary from a sole source;

(k) each material Contract containing any “take or pay,” minimum commitments or similar provisions (other than bandwidth purchase Contracts with fixed term and pricing in the ordinary course of business consistent with past practice);

(l) each collective bargaining or other labor or works council agreement covering employees of the Company or a Company Subsidiary;

(m) each lease involving real property pursuant to which the Company or any Company Subsidiary is required to pay a monthly base rental in excess of $30,000;

(n) each lease or rental Contract involving personal property (and not relating primarily to real property) pursuant to which the Company or any Company Subsidiary is required to make rental payments in excess of $30,000 per month (excluding leases or rental Contracts for vehicles or office equipment entered into in the ordinary course of business);

(o) each Contract relating to the acquisition, sale or disposition of any business unit or product line of the Company or any Company Subsidiary and with any outstanding obligations that are material to the Company and the Company Subsidiaries, taken as a whole, as of the date of this Agreement;

(p) each Contract (i) between the Company or any Company Subsidiary and any Governmental Entity or (ii) between the Company or any Company Subsidiary, as a subcontractor and any prime contractor to any Governmental Entity (excluding, in each case, Contracts in the ordinary course of business consistent with past practice with (i) national oil companies or any prime contractors thereof or (ii) government-owned telecommunications providers);

(q) each material Contract with any “most favored nation” provision or that otherwise requires the Company or any Company Subsidiary (or, following the Closing, would require Parent or any Parent Subsidiary) to conduct business with any Person on a preferential or exclusive basis, or that includes a price protection or rebate provision in favor of the counterparty to such Contract;

(r) each settlement agreement, consent decree, commitment letter, or similar arrangement entered into with a Governmental Entity that imposes material ongoing obligations or restrictions on the Company or any Company Subsidiary;

(s) each settlement agreement (i) that requires the Company or any Company Subsidiary to pay more than $500,000 after the date of this Agreement or (ii) that imposes any material restrictions on the business of the Company or any Company Subsidiary;

(t) each Contract (excluding purchase, work or similar orders pursuant to master service or similar Contracts) with any Top Customer or Top Supplier of the Company and its Subsidiaries;

(u) each Contract relating to the creation of a Lien (other than Company Permitted Encumbrances) with respect to any Governmental Authorization or material asset of the Company or any Company Subsidiary; and

(v) (i) each employment Contract or consulting Contract that (A) is not terminable at will or for convenience by the Company on thirty (30) days’ or less notice and (B) obligates the Company or any Company Subsidiary to make payments or provide compensation in excess of $250,000 annually; and (ii) any Contract relating to any retention, change in control or transaction bonus or severance or other termination obligation to any current or former employee, individual, consultant, officer or director of the Company or any Company Subsidiary, in each case other than Company Equity Plans.

There are no existing breaches or defaults on the part of the Company or any Company Subsidiary under any Material Contract, and, to the knowledge of the Company, there are no existing breaches or defaults on the part of any other Person under any Material Contract, in each case except where, individually or in the aggregate, such breaches or defaults would not reasonably be expected to constitute or result in a Company Material Adverse Effect. No event has occurred or not occurred through the Company’s or any Company Subsidiary’s action or inaction or, to the knowledge of the Company, through the action or inaction of any third party, that, with notice or the lapse of time or both, would constitute a breach of or default under the terms of any Material Contract, in each case except where, individually or in the aggregate, such breaches or defaults would not reasonably be expected to constitute or result in a Company Material Adverse Effect. Each Material Contract is valid, has not been terminated prior to the date of this Agreement, is enforceable against the Company or the applicable Company Subsidiary that is a party to such Material Contract, and, to the knowledge of the Company, is enforceable against the other parties thereto, in each case subject to: (i) laws of general application relating to bankruptcy, insolvency, reorganization, moratorium or other similar laws, now or hereafter in effect, affecting creditors’ rights generally; and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies, and, in each case, except as, individually or in the aggregate, would not reasonably be expected to constitute or result in a Company Material Adverse Effect. To the knowledge of the Company, none of the Company or any Company Subsidiary has any outstanding dispute with a Top Customer or Top Supplier, other than disputes arising in the ordinary course of business that are not material to the business of the Company and the Company Subsidiaries, taken as a whole. Prior to the date of this Agreement, the Company has made available to Parent correct and complete copies of each Material Contract in effect as of the date of this Agreement, together with all material amendments and supplements thereto in effect as of the date of this Agreement. Prior to the date of this Agreement, no Top Customer or Top Supplier to the Company or a Company Subsidiary has canceled, terminated or substantially curtailed its relationship with the Company or any Company Subsidiary, given written notice to the Company or any Company Subsidiary of any intention to cancel, terminate or substantially curtail its relationship with the Company or any Company Subsidiary, or, to the knowledge of the Company, threatened to do any of the foregoing.

2.12 Compliance with Legal Requirements.

(a) The Company and each Company Subsidiary is, and since January 1, 2018 has been, in compliance with all Legal Requirements applicable to them and their businesses, except where the failure to comply with such Legal Requirements, individually or in the aggregate, has not been or would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole. Since January 1, 2018, neither the Company nor any Company Subsidiary has: (i) to the knowledge of the Company, received any written notice or verbal notice from any Governmental Entity regarding any violation by the Company or any Company Subsidiaries of any Legal Requirement; or (ii) provided any notice to any Governmental Entity regarding any violation by the Company or any Company Subsidiary of any Legal Requirement, in each case that would reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole.

(b) The Company and the Company Subsidiaries hold, and have at all times since January 1, 2018 held, all Governmental Authorizations necessary for the lawful operation of the businesses of the Company and the Company Subsidiaries, and have filed all tariffs, reports, notices and other documents with all Governmental Entities necessary for the Company and the Company Subsidiaries to own, lease and operate their properties and assets and to carry on their businesses as they are now being conducted (the “Company Permits”) and have paid all fees and assessments due and payable in connection therewith, except where the failure to have, file or pay, individually or in the aggregate, would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole. Except as would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, (i) all Company Permits are valid and in full force and effect, are not subject to any administrative or judicial proceeding that could result in any modification, termination or revocation thereof and, to the knowledge of the Company, no suspension or cancellation of any such Company Permit is threatened; and (ii) the Company and each Company Subsidiary is in compliance with the terms and requirements of all Company Permits. Part 2.12(b) of the Company Disclosure Schedule sets forth a correct and complete list of those licenses, permits, approvals, consents, and other authorizations issued by any Governmental Entity with jurisdiction over the provision of communications, telecommunications, information, or video services, or the use of radiofrequency spectrum that are material to the business of the Company and the Company Subsidiaries, taken as a whole, as currently conducted (the “Material Communications Permits”).

(c) (i) The Company and each Company Subsidiary have at all times during the five (5) years prior to the date of this Agreement complied with applicable Sanctions Laws and Export Control Laws, and (ii) neither the Company nor any Company Subsidiary has been the subject of or otherwise involved in investigations or enforcement actions by any Governmental Entity or other Legal Proceedings with respect to any actual or alleged violations of Export Control Laws or Sanctions Laws, and neither the Company nor any Company Subsidiary has been notified of any such pending or threatened actions. Neither the Company, any Company Subsidiary, any director, officer, or employee, nor, to the knowledge of the Company, independent contractor, consultant, agent or other person acting on behalf of the Company or any Company Subsidiary, is a Prohibited Person or is subject to debarment or any list-based designations under the Export Control Laws. During the five (5) years prior to the date of this Agreement, the Company and the Company Subsidiaries have secured and maintained all necessary material permits, registrations, agreements or other authorizations, including amendments thereof pursuant to applicable Export Control Laws or Sanctions Laws required for (i) the export, import and re-export of its products, services, software and technologies, and (ii) releases of technologies and software to foreign nationals located in the United States and abroad (the “Export Approvals”), and each of the

Company and the Company Subsidiaries is and, during the five (5) years prior to the date of this Agreement, has been in compliance in all material respects with the terms of all Export Approvals. To the knowledge of the Company, there are no pending or threatened claims against the Company or any Company Subsidiary with respect to such Export Approvals.

2.13 Legal Proceedings; Investigations; Orders.

(a) There is no Legal Proceeding pending (or, to the knowledge of the Company, threatened) against the Company or any Company Subsidiary or affecting any of their respective properties or assets that: (i) would adversely affect the Company’s ability to perform any of its obligations under, or consummate any of the transactions contemplated by, this Agreement; or (ii) individually or in the aggregate, has been or would reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole.

(b) There are no subpoenas, civil investigative demands or other written requests for information issued to the Company or any Company Subsidiary relating to potential or actual violations of any Legal Requirement that are pending or, to the knowledge of the Company, threatened, or any investigations or claims against or affecting the Company or any Company Subsidiary, or any of their respective properties, relating to potential or actual violations of any Legal Requirement that, individually or in the aggregate, would reasonably be material to the Company and the Company Subsidiaries, taken as a whole.

(c) There is no Order under which the Company or any Company Subsidiary is subject to ongoing obligations that, individually or in the aggregate, has been or would reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole.

2.14 Certain Business Practices. Except as, individually or in the aggregate, has not been or would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, during the five (5) years prior to the date of this Agreement, neither the Company nor any Company Subsidiary nor to the knowledge of the Company, any director, officer, employee, agent or other person acting on behalf of the Company or any Company Subsidiary has, directly or indirectly, (a) violated or taken any action that would result in a violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended, the UK Bribery Act of 2010 or its predecessor laws, or any other Legal Requirements concerning bribery or corrupt payments applicable to the Company or any Company Subsidiary (collectively, the “Anti-Corruption Laws”) or (b): (i) used any funds of the Company or a Company Subsidiary for unlawful contributions, unlawful gifts or unlawful entertainment, or for other unlawful payments, related to political activity; (ii) made, offered, promised, or authorized any unlawful payment to foreign or domestic Government Officials; (iii) established or maintained any unlawful fund of monies or other assets of the Company or any Company Subsidiary; (iv) made any fraudulent entry on the books or records of the Company or any Company Subsidiary; (v) made any bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, in any form or (vi) engaged in or facilitated any transaction or dealing in property or interests in property of, received from or made any contribution of funds, goods or services to or for the benefit of, provided any payments or material assistance to, or otherwise engage in or facilitated any transactions with any Prohibited Person. To the knowledge of the Company, neither the Company nor any Company Subsidiary is (x) under external or internal investigation by any Governmental Entity for any material actual or potential violation of any Anti-Corruption Laws or (y) has received any written or other notice from any Governmental Entity regarding any material actual or potential violation of, or failure to comply with, any Anti-Corruption Laws. During the five (5) years prior to the date of this Agreement, neither the Company nor any Company Subsidiary has made any disclosure (voluntary or otherwise) to any Governmental Entity with respect to any alleged irregularity, misstatement or omission or other potential violation or liability arising under or relating to any Anti-Corruption Laws. During the five (5) years prior to the date of this Agreement: (A) the Company and each Company Subsidiary has instituted and maintained an anti-corruption compliance program reasonably designed to ensure their respective compliance with applicable Anti-Corruption Laws; (B) the books, records, and accounts of the Company and the Company Subsidiaries have accurately and fairly reflected, in reasonable detail, the transactions and dispositions of their respective funds and assets; and (C) the Company and the Company Subsidiaries have devised and implemented a system of internal accounting controls sufficient to provide reasonable assurances that transactions are executed and access to assets is given only in accordance with management’s general or specific authorization.

2.15 Tax Matters.

(a) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole:

(i) The Company and the Company Subsidiaries have timely filed (taking into account any extension of time within which to file) all Tax Returns that are required to be filed by or with respect to any of them (the “Company Returns”) and all such Company Returns are true, correct and complete.

(ii) The Company and the Company Subsidiaries have timely paid in full to the appropriate Governmental Entity all Taxes required to be paid by any of them, and the financial statements of the Company and the Company Subsidiaries reflect full and adequate reserves, in accordance with GAAP, for all Taxes accrued but not yet paid by the Company or any Company Subsidiary.

(iii) Each of the Company and the Company Subsidiaries has (i) timely paid, deducted, withheld and collected all amounts required to be paid, deducted, withheld or collected by any of them with respect to any payment owing to, or received from, their employees, creditors, independent contractors, customers and other third parties (and have timely paid over any amounts so withheld, deducted or collected to the appropriate Governmental Entity) and (ii) otherwise complied with all applicable Legal Requirements relating to the withholding, collection and remittance of Taxes (including information reporting requirements).

(iv) Within the last six (6) years, no claim has been made in writing by any Tax authority in a jurisdiction where the Company or any Company Subsidiary has not filed Tax Returns of a particular type that the Company or any Company Subsidiary is or may be subject to Tax by, or required to file Tax Returns with respect to Taxes in, such jurisdiction.

(v) Neither the Company nor any Company Subsidiary will be required to include an item of income (or exclude an item of deduction) in any taxable period (or portion thereof) beginning after the Closing Date as a result of (i) a change in or incorrect method of accounting occurring prior to the Closing Date, or (ii) a prepaid amount received (or deferred revenue recognized) or paid, prior to the Closing Date.

(b) There are no: (i) examinations, investigations, audits, or other proceedings pending or threatened in writing with respect to any material Taxes of the Company or any Company Subsidiary or any material Company Returns; (ii) extensions or waivers of the limitation period applicable to any material Company Return or the period for the assessment of any material Taxes of the Company or the Company Subsidiaries; (iii) deficiencies for material Taxes that have been claimed, proposed or assessed by any Governmental Entity against the Company or any Company Subsidiary that have not been fully satisfied by payment; or (iv) Liens in respect of or on account of material Taxes (other than Company Permitted Encumbrances) upon any of the property or assets of the Company or any Company Subsidiary.

(c) Neither the Company nor any of the Company Subsidiaries (i) is or has been, within the last ten (10) years, a member of any affiliated, combined, consolidated, unitary or similar group for purposes of filing Tax Returns or paying Taxes, except for any such group of which the Company or a Company Subsidiary is the common parent or (ii) has any liability for Taxes of any Person (other than the Company or any Company Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar state, local or non-U.S. Legal Requirement) or as a transferee or successor.

(d) Neither the Company nor any Company Subsidiary is a party to or bound by, or has any obligation under, any Tax indemnity, sharing, allocation, or reimbursement agreement or arrangement, other than: (i) customary tax provisions in ordinary course commercial agreements, the principal purpose of which is not related to Taxes; and (ii) any agreement or arrangement solely between or among the Company and/or the Company Subsidiaries.

(e) Neither the Company nor any Company Subsidiary is bound with respect to the current or any future taxable period by any closing agreement (within the meaning of Section 7121(a) of the Code or any similar or analogous state, local or non-U.S. Legal Requirement) or other ruling or written agreement with a Tax authority, in each case, with respect to Taxes.

(f) Within the last two (2) years, neither the Company nor any Company Subsidiary has distributed stock of another Person, or would have its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355(a) of the Code.

(g) Neither the Company nor any Company Subsidiary has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (or any similar state, local or non-U.S. Legal Requirement).

(h) Neither the Company nor any Company Subsidiary has taken or agreed to take any action or believes or has any reason to believe that any conditions exist that could prevent or impede the Merger from qualifying for the Intended Tax Treatment.

2.16 Employee Benefit Plans.

(a) Part 2.16(a) of the Company Disclosure Schedule (i) sets forth a list of all material Company Plans as of the date of this Agreement; and (ii) identifies each Company Plan that is governed by the laws of any jurisdiction other than the United States or provides compensation or benefits to any employee or former employee of the Company or any Company Subsidiary (or any dependent thereof) who resides outside of the United States (each, a “Foreign Plan”).

(b) The Company has made available to Parent copies of, to the extent applicable: (i) the plan document for each material Company Plan; (ii) the three most recent annual reports (Form Series 5500 and all schedules and financial statements attached thereto) with respect to each material Company Plan; (iii) the most recent summary plan description with respect to each material Company Plan; (iv) the most recent IRS determination or opinion letter issued with respect to each Company Plan intended to be qualified under Section 401(a) of the Code; (v) any trust or annuity agreements, insurance contracts, insurance policies or other funding Contracts related to any material Company Plan; (vi) the three most recent financial statements and actuarial or other valuation reports prepared with respect to each material Company Plan, if applicable; and (vii) all material correspondence from any Governmental Entity regarding any active or threatened Legal Proceeding regarding any Company Plan.

(c) No Company Plan is, and neither the Company nor any Commonly Controlled Entity contributes to, has at any time in the previous six (6) years contributed to or has any liability or obligation, whether fixed or contingent, with respect to (i) a multiemployer plan, as defined in Section 3(37) of ERISA, (ii) a single employer plan or other pension plan that is subject to Title IV of ERISA or Section 302 of ERISA or Section 412 of the Code, (iii) a “defined benefit plan” (as defined in Section 414 of the Code), (iv) a multiple employer plan (within the meaning of Section 413(c) of the Code), (v) a multiple employer welfare arrangement (within the meaning of Section 3(40) of ERISA), or (vi) voluntary employee benefit association under Section 501(a)(9) of the Code. No Company Plan is a defined benefit pension plan or scheme.

(d) Each Company Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter (or opinion letter, if applicable) from the IRS stating that such Company Plan is so qualified and nothing has occurred since the date of such letter that would reasonably be expected to adversely affect the qualified status of such Company Plan. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, each Company Plan has been operated in compliance with its terms and with all applicable Legal Requirements.

(e) As of the date of this Agreement, there are no Legal Proceedings pending or, to the knowledge of the Company, threatened in writing on behalf of or against any Company Plan, the assets of any trust under any Company Plan, or the plan sponsor, plan administrator or any fiduciary or any Company Plan with respect to the administration or operation of such plans, other than routine claims for benefits.

(f) None of the Company or any Company Subsidiary, nor, to the knowledge of the Company, any of its respective directors, officers, employees or agents has, with respect to any Company Plan, engaged in or been a party to any non-exempt “prohibited transaction,” as such term is defined in Section 4975 of the Code or Section 406 of ERISA, with respect to any Company Plan, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(g) Neither the Company nor any Company Subsidiary has any liability in respect of, or obligation to provide, post-retirement health, medical, disability or life insurance benefits for retired, former or current employees, consultants or directors of the Company (or the spouses, dependents or beneficiaries of any of the foregoing), whether under an Company Plan or otherwise, except as required to comply with Section 4980B of the Code or any similar Legal Requirement.

(h) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or together with any other event): (i) entitle any current or former employee, officer, director or independent contractor of the Company or any Company Subsidiary to any payment or benefit under any Company Plan; (ii) increase the amount of any compensation or other benefits otherwise payable by the Company or any Company Subsidiary under any Company Plan; or (iii) result in the acceleration of the time of payment, funding or vesting of any compensation or other benefits under any Company Plan; in each case except as contemplated in Section 1.7 hereof.

(i) Except as set forth in Part 2.16(i) of the Company Disclosure Schedule, none of the transactions contemplated in this Agreement nor the Company’s compliance with any of the provisions of this Agreement (alone or in conjunction with any other event, including any termination of employment at or following the Effective Time), will result in any “excess parachute payment” (within the meaning of Section 280G of the Code) becoming due to any current or former employee, officer, director or independent contractor of the Company or any Company Subsidiary.

(j) No Company Plan provides for any gross-up, make-whole or other similar payment or benefit in respect of any taxes under Section 4999 of the Code or Section 409A of the Code.

(k) Part 2.16(k) of the Company Disclosure Schedule sets forth each Company Plan that constitutes nonqualified deferred compensation within the meaning of Section 409A of the Code, including which Company RSUs are Deferred RSUs, and each Contract, Company Plan or Contract, including any Company RSU, that constitutes “nonqualified deferred compensation” that would be aggregated with the Deferred RSUs under Treasury Regulation 1.409A-1(c)(2). Each Company Plan has been maintained and operated in documentary and operational compliance in all material respects with Section 409A of the Code or an available exemption therefrom.

(l) With respect to each Foreign Plan, except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, such Foreign Plan has been maintained, funded and administered in compliance with applicable laws and the requirements of such Foreign Plan’s governing documents and any applicable collective bargaining or other works council agreements. Each material Foreign Plan has obtained from the Governmental Entity having jurisdiction with respect to such Foreign Plan any required determinations, if any, that such Foreign Plan is in compliance with the applicable Legal Requirements of the relevant jurisdiction if such determinations are required in order to give effect to such Foreign Plan. No Foreign Plan has unfunded liabilities that will not be offset by insurance or that are not fully accrued on the financial statements of the Company.

2.17 Labor Matters.

(a) Neither the Company nor any Company Subsidiary is a party to, nor does the Company or any Company Subsidiary have a duty to bargain for, any collective bargaining agreement with a labor organization or works council representing any of its employees and, as of the date of this Agreement, there are no labor organizations or works councils representing, purporting to represent or, to the knowledge of the Company, seeking to represent any employees of the Company or any Company Subsidiary.

(b) As of the date of this Agreement (i) there has not been any strike, slowdown, work stoppage, lockout, job action, picketing, labor dispute, union organizing activity, or any similar activity or dispute, affecting the Company, any Company Subsidiary or any of their employees and (ii) there is not now pending, and, to the knowledge of the Company, no Person has currently threatened in writing to commence, any such strike, slowdown, work stoppage, lockout, job action, picketing, labor dispute or union organizing activity or any similar activity or dispute.

(c) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, as of the date of this Agreement there is no claim or grievance pending or, to the knowledge of the Company, threatened, relating to any employment Contract, wages and hours, mass layoffs or reductions in force, plant closing notification, employment statute or regulation, privacy right, labor dispute, workers’ compensation policy or long-term disability policy, safety, retaliation, immigration or discrimination matters involving any current or former employee or independent contractor of the Company or any Company Subsidiary, including charges of unfair labor practices or harassment complaints, claims or judicial or administrative proceedings, in each case, which are pending or, to the knowledge of the Company, threatened by or on behalf of any current or former employees or independent contractors of the Company or Company Subsidiary.

(d) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, the Company and the Company Subsidiaries are in compliance with all applicable laws, statutes, rules and regulations respecting employment and employment practices, terms and conditions of employment of employees, former employees and prospective employees, wages and hours, pay equity, discrimination in employment, wrongful discharge, collective bargaining, mass layoffs or reductions in force, plant closing notification, fair labor standards, occupational health and safety, personal rights or any other labor and employment-related matters. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, the Company and the Company Subsidiaries have properly classified all of their service providers as either employees or independent contractors, and as exempt or non-exempt (where applicable) within the meaning of U.S. state and federal wage and hour Legal Requirements.

(e) Since January 1, 2020, neither the Company nor any Company Subsidiary has effectuated (i) a “plant closing” (as defined in the Worker Adjustment and Retraining Notification Act of 1988 (the “WARN Act”) or any similar Legal Requirement) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of the Company or any Company Subsidiary or (ii) a “mass layoff” (as defined in the WARN Act, or any similar Legal Requirement) affecting any site of employment or facility of the Company or any Company Subsidiary, in either case that resulted in a material liability to the Company or any Company Subsidiary.

2.18 Environmental Matters. The Company and the Company Subsidiaries are, and since January 1, 2018 have been, in compliance with all applicable Environmental Laws (which compliance includes the possession, and the compliance with the terms and conditions, by the Company and each Company Subsidiary of all Company Permits required under applicable Environmental Laws to conduct their respective business and operations), and there are no investigations, actions, suits or proceedings pending or, to the knowledge of the Company, threatened against the Company or any Company Subsidiary, in each case, except as, individually or in the aggregate, has not constituted or resulted in and would not reasonably be expected to constitute or result in a Company Material Adverse Effect. During the three-year period prior to the date of this Agreement, neither the Company nor any Company Subsidiary has received any written notice from a Governmental Entity that alleges that the Company or any Company Subsidiary is violating, or has or may have, violated any Environmental Law, or may have any liability or obligation arising under, retained or assumed by contract or by operation of law, except for such violations, liabilities and obligations that would not have, individually or in the aggregate, a Company Material Adverse Effect. Since January 1, 2018, there has been no release of any hazardous materials by the Company or any Company Subsidiary at or from any facilities owned or leased by the Company or any Company Subsidiary or, to the knowledge of the Company, at any other locations where any hazardous materials were generated, manufactured, refined, transferred, stored, produced, imported, used, processed or disposed of by the Company or any Company Subsidiary and, in each case, for which the Company or any Company Subsidiary would reasonably be expected to be subject to any liability, except as, individually or in the aggregate, has not constituted or resulted in and would not reasonably be expected to constitute or result in a Company Material Adverse Effect. For purposes of this Section 2.18, “Environmental Law” shall mean any Legal Requirement relating to pollution or protection, preservation or restoration of the environment (including air, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), including any such Legal Requirement regulating emissions, discharges or releases of pollutants, contaminants, wastes, toxic substances, exposure to or release of, or the management of any hazardous materials.

2.19 Insurance. Since January 1, 2018, neither the Company nor any Company Subsidiary has received any written communication notifying the Company or any Company Subsidiary of any: (a) premature cancellation or invalidation of any material insurance policy held by the Company or any Company Subsidiary; or (b) refusal of any coverage or rejection of any material claim under any insurance policy held by the Company or any Company Subsidiary. As of the date of this Agreement, there is no pending material claim by the Company or any Company Subsidiary against any insurance carrier under any insurance policy held by the Company or any Company Subsidiary. The Company and the Company Subsidiaries maintain insurance with reputable insurers in such amounts and against such risks as the management of the Company has in good faith determined to be prudent and appropriate in all material respects. Except as, individually or in the aggregate, has not constituted or resulted in and would not reasonably be expected to constitute or result in a Company Material Adverse Effect, all insurance policies maintained by or on behalf of the Company or any of the Company Subsidiaries are in full force and effect, all premiums and other payments due on such policies have been paid by the Company or a Company Subsidiary and all claims thereunder have been filed in due and timely fashion, and neither the Company nor any of Company Subsidiary is in breach or default under, has received any written notice of, or has taken any action that could permit cancellation, termination or modification of, any such insurance policies.

2.20 Takeover Statutes. Assuming the accuracy of the representations and warranties set forth in Section 3.10, the Company Board has taken all action necessary to render Section 203 of the DGCL, all other potentially applicable state anti-takeover statutes and any similar provisions of the Company Organizational Documents inapplicable to the Merger.

2.21 Ownership of Parent Common Stock. During the three (3) years prior to the date of this Agreement, none of the Company or any Company Subsidiary has “owned” (as such term is defined in Section 203(c) of the DGCL), directly or indirectly, any shares of Parent Common Stock or other securities convertible into, exchangeable into or exercisable for shares of Parent Common Stock. There are no voting trusts or other agreements or understandings to which the Company or any Company Subsidiary is a party with respect to the disposition or voting of the capital stock or other equity interest of Parent or any Parent Subsidiary.

2.22 Opinion of Financial Advisor. The Company Board has received the opinion of Stifel, Nicolaus & Company, Incorporated (the “Company Financial Advisor”), financial advisor to the Company, dated as of the date of this Agreement, to the effect that, as of such date and subject to the assumptions, qualifications and limitations set forth in such opinion, the Exchange Ratio pursuant to this Agreement is fair, from a financial point of view, to the holders of the Company Common Stock (other than the Excluded Shares). The Company will make available to Parent a copy of such opinion as soon as practicable following the execution of this Agreement for information purposes only.

2.23 Brokers. Except as set forth in Part 2.23 of the Company Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage, finder’s or other similar fee or commission in connection with the Merger based upon arrangements made by or on behalf of the Company.

2.24 Related Party Transactions. Except as disclosed in the Company SEC Documents, neither the Company nor any Company Subsidiary is party to any transaction or arrangement that would be required to be disclosed by the Company pursuant to Item 404 of Regulation S-K under the Exchange Act.

2.25 Information Supplied. The information supplied or to be supplied by the Company for inclusion in the Form S-4 (including the Proxy Statement/Prospectus) will not, at the time the Form S-4 (and any amendment or supplement thereto) is declared effective, on the date that the Proxy Statement/Prospectus is first mailed to the stockholders of the Company, or on the date of the Company Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that, no representation or warranty is made by the Company with respect to statements made therein based on information supplied by Parent for inclusion therein.

2.26 PPP Loan. The Company has complied with the terms of the PPP Loan and has used the proceeds therefrom in accordance with the terms of the PPP Loan and otherwise in compliance with all Legal Requirements and guidance issued in respect of the Paycheck Protection Program and the CARES Act. On December 1, 2020, the Company submitted an application for forgiveness of the PPP Loan to Bank of America, and such application, including all representations and certifications contained therein, was correct and complete and was otherwise completed in accordance with all applicable Legal Requirements and guidance issued in respect of the Paycheck Protection Program and the CARES Act.

SECTION 3. REPRESENTATIONS AND WARRANTIES OF PARENT AND ACQUISITION SUB

Parent and Acquisition Sub hereby jointly and severally represent and warrant to the Company that, except as set forth or incorporated by reference in the Parent SEC Documents filed and publicly available after January 1, 2019 but prior to the date of this Agreement (excluding any disclosures contained in such documents under the heading “Risk Factors” or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature) or, subject to Section 7.12, in the disclosure schedule delivered to the Company prior to the execution of this Agreement (the “Parent Disclosure Schedule”):

3.1 Due Organization and Good Standing; Subsidiaries.

(a) Parent and Acquisition Sub are corporations duly incorporated, validly existing and in good standing under the laws of the State of Delaware. Parent and Acquisition Sub have the requisite corporate power and authority to own, lease and operate their respective assets and to carry on their respective businesses as it is being conducted as of the date of this Agreement, except as, individually or in the aggregate, would not reasonably be expected to constitute or result in a Parent Material Adverse Effect. Parent and Acquisition Sub are duly qualified and have all necessary Governmental Authorizations to do business, and are in good standing, in each other jurisdiction where the nature of their business makes such qualification necessary, except where the failure to be so qualified or in good standing, individually or in the aggregate, would not reasonably be expected to constitute or result in a Parent Material Adverse Effect.

(b) Except as identified in Exhibit 21.1 of Parent’s Annual Report on Form 10-K for the fiscal year ended March 31, 2020 (filed with the SEC on May 29, 2020), no Parent Subsidiary would qualify as a “significant subsidiary” pursuant to Rule 1-02(w) of Regulation S-X. Each Parent Subsidiary is duly organized, validly existing and (where such concept is recognized under the laws of the jurisdiction in which it is organized) in good standing under the laws of the jurisdiction of its organization and has the requisite corporate or other organizational power and authority and Governmental Authorizations to own, lease and operate its assets and to carry on its business as it is being conducted as of the date of this Agreement, except where the failure to be so organized, existing and in good standing or to have such power and authority, individually or in the aggregate, would not reasonably be expected to constitute or result in a Parent Material Adverse Effect. All of the outstanding shares of capital stock of each Parent Subsidiary are duly authorized, validly issued, fully paid and nonassessable and are owned directly or indirectly by Parent free and clear of all Liens, except for restrictions on transfer under applicable securities laws.

3.2 Organizational Documents. Prior to the date of this Agreement, Parent has made available to the Company copies of the Organizational Documents of Parent and Acquisition Sub, including all amendments thereto, as in effect on the date hereof. The Organizational Documents of Parent, Acquisition Sub and each Parent Subsidiary are in full force and effect and neither (a) Parent or Acquisition Sub nor (b) except as, individually or in the aggregate, has not constituted or resulted in and would not reasonably be expected to constitute or result in a Parent Material Adverse Effect, any Parent Subsidiary is in violation of any of the provisions of such Organizational Documents.

3.3 Capitalization.

(a) The authorized capital stock of Parent consists of: (i) 100,000,000 shares of Parent Common Stock, of which 68,147,704 shares were issued and outstanding as of December 18, 2020 (the “Parent Capitalization Date”); and (ii) 5,000,000 shares of preferred stock, par value $0.0001 per share, none of which were outstanding as of the Parent Capitalization Date. All of the outstanding shares of Parent Common Stock have been, and all shares of Parent Common Stock reserved for issuance pursuant to the Parent Equity Plan and the Parent ESPP will be when issued, duly authorized and validly issued, and are, or will be when issued, fully paid and non-assessable. All shares of Parent Common Stock to be issued in connection with the Merger will be duly authorized, validly issued, fully paid and nonassessable, and all of the Parent Options and Parent restricted stock unit awards to be issued pursuant to Section 1.7 of this Agreement in connection with the Merger will be duly authorized and validly issued, in each case when issued in accordance with the terms of this Agreement and subject to no preemptive or similar rights or other Liens, except for restrictions on transfer under applicable securities laws. All shares of Parent Common Stock to be issued upon the exercise of, or otherwise pursuant to the terms of, any Parent Option or restricted stock unit award with respect to shares of Parent Common Stock to be issued pursuant to Section 1.7 of this Agreement in respect of any Assumed Company Option or Assumed Company RSU Award, respectively, in connection with the Merger, will be, when issued in accordance with the terms of this Agreement (and the terms of such Parent Option or restricted stock unit award, as the case may be), duly authorized, validly issued, fully paid and nonassessable and subject to no preemptive or similar rights or other Liens, except for restrictions on transfer under applicable securities laws.

(b) Except as set forth in Parent’s Organizational Documents or the Parent Equity Agreements: (i) none of the outstanding shares of Parent Common Stock is, and none of the shares of Parent Common Stock to be issued pursuant to Section 1 of this Agreement (or in respect of any Parent Options or Parent restricted stock unit award to be issued pursuant to Section 1.7 of this Agreement) in connection with the Merger will be, entitled or subject to any preemptive right, right of repurchase, right of participation or any similar right; (ii) none of the outstanding shares of Parent Common Stock is, and none of the shares of Parent Common Stock to be issued pursuant to Section 1 of this Agreement (or in respect of any Parent Options or Parent restricted stock unit award to be issued pursuant to Section 1.7 of this Agreement) in connection with the Merger will be, subject to any right of first refusal in favor of Parent; (iii) there are no bonds, debentures, notes or other indebtedness of Parent issued and outstanding having the right to vote (or convertible or exercisable or exchangeable for securities having the right to vote) on any matters on which stockholders of Parent may vote; and (iv) there is no Contract to which Parent is a party relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or from granting any option or similar right with respect to), any shares of Parent Common Stock. Except as set forth in the Parent Equity Agreements, Parent is not under any obligation, nor is it bound by any Contract pursuant to which it will become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Parent Common Stock or other securities.

(c) As of the Parent Capitalization Date: (i) 5,174,787 shares of Parent Common Stock were subject to issuance pursuant to outstanding Parent Options; (ii) 3,494,740 shares of Parent Common Stock were subject to issuance pursuant to outstanding Parent RSUs; (iii) 695,302 shares of Parent Common Stock were reserved for issuance pursuant to the Parent ESPP and (iv) no other shares of capital stock or other voting securities of Parent were issued, reserved for issuance or outstanding. Prior to the date of this Agreement, Parent has made available to the Company correct and complete copies of: (A) the Parent Equity Plan and the Parent ESPP; and (B) the forms of all stock option agreements evidencing Parent Options outstanding as of the date of this Agreement and the forms of all restricted stock unit agreements evidencing Parent RSUs outstanding as of the date of this Agreement.

(d) Except as set forth in Section 3.3(c), as of the Parent Capitalization Date, there was no: (i) outstanding subscription, option, call, warrant or other right (whether or not currently exercisable) to acquire any shares of the capital stock or other equity interests, restricted stock unit, stock-based performance unit, shares of phantom stock, stock appreciation right, profit participation right or any other right that is linked to, or the value of which is based on or derived from, the value of any shares of capital stock or other equity interest of Parent; (ii) outstanding security, instrument, bond, debenture or note that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of Parent; or (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which Parent is or may become obligated to sell or otherwise issue any shares of its capital stock or other equity interest or any other securities.

(e) From the Parent Capitalization Date through the date of this Agreement, neither Parent nor any of its Subsidiaries has issued any shares of Parent Common Stock or other equity interests of Parent or any Parent Subsidiary, other than pursuant to Parent Options, Parent RSUs or the Parent ESPP, in each case, that were outstanding as of the Parent Capitalization Date.

3.4 Authority; Binding Nature of Agreement.

(a) Parent has the requisite corporate power and authority to enter into and to perform its obligations under this Agreement and to consummate the Merger. On or prior to the date hereof, the Parent Board has unanimously: (i) duly and validly authorized and approved the execution, the delivery and the performance of this Agreement and the consummation of the Merger, by Parent; (ii) determined that the Merger is fair to and in the best interests of Parent and its stockholders;

(iii) approved and declared advisable this Agreement and the transactions contemplated by this Agreement, including the Merger; and (iv) subject to the terms and conditions hereof, approved the issuance of shares of Parent Common Stock in the Merger as contemplated by this Agreement (the “Parent Share Issuance”) and the issuance of the Parent Options and Parent restricted stock unit awards in connection with the Merger pursuant to Section 1.7 of this Agreement. Assuming the accuracy of the Company’s representations and warranties set forth in Section 2.21, the execution and delivery of this Agreement by Parent and the consummation by Parent of the Merger and other transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of Parent, and no other corporate proceedings on the part of Parent are necessary to authorize this Agreement, in each case other than the adoption of this Agreement by Parent as the sole stockholder of Acquisition Sub (which shall occur immediately following the execution of this Agreement) and the filing of the Certificate of Merger as required by the DGCL. This Agreement has been duly executed and delivered on behalf of Parent and, assuming the due authorization, execution and delivery of this Agreement on behalf of the Company and the accuracy of the Company’s representations and warranties set forth in Section 2.21, constitutes the valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, subject to: (i) laws of general application relating to bankruptcy, insolvency, reorganization, moratorium or other similar laws, now or hereafter in effect, affecting creditors’ rights generally; and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

(b) Acquisition Sub is a newly formed, wholly owned Subsidiary of Parent and has the requisite corporate power and authority to enter into and to perform its obligations under this Agreement. The board of directors of Acquisition Sub has: (i) determined that the transactions contemplated by this Agreement are fair to, and in the best interests of, Acquisition Sub and its stockholder; (ii) declared that this Agreement is advisable and recommended that its sole stockholder adopt this Agreement; and (iii) duly and validly authorized and approved the execution, delivery and performance of this Agreement by Acquisition Sub. The execution and delivery of this Agreement by Acquisition Sub and the consummation by Acquisition Sub of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of Acquisition Sub, and no other corporate proceedings on the part of Acquisition Sub are necessary to authorize this Agreement other than, with respect to the Merger: (A) the adoption of this Agreement by Parent as the sole stockholder of Acquisition Sub (which shall occur immediately following the execution of this Agreement); and (B) the filing of the Certificate of Merger as required by the DGCL. Parent, as the sole stockholder of Acquisition Sub, will duly adopt this Agreement by written consent in lieu of a meeting of stockholders of Acquisition Sub immediately after the execution and delivery of this Agreement. This Agreement has been duly executed and delivered by Acquisition Sub and, assuming the due authorization, execution and delivery of this Agreement on behalf of the Company, constitutes the valid and binding obligation of Acquisition Sub, enforceable against Acquisition Sub in accordance with its terms, subject to: (A) laws of general application relating to bankruptcy, insolvency, reorganization, moratorium or other similar laws, now or hereafter in effect, affecting creditors’ rights generally; and (B) rules of law governing specific performance, injunctive relief and other equitable remedies.

3.5 Non-Contravention; Consents.

(a) The execution and delivery of this Agreement by Parent and, assuming the accuracy of the Company’s representations and warranties set forth in Section 2.21, the consummation by

Parent of the Merger will not: (i) cause a violation of any of the provisions of the Organizational Documents of Parent or any Parent Subsidiary; (ii) assuming the consents and filings referred to in Section 2.6(b) and Section 3.5(b) are made and obtained, conflict with or violate in any applicable Legal Requirements; or (iii) subject to Section 4.5, result in any loss, limitation or impairment of any right of Parent or any Parent Subsidiary to own or use any assets, result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation, first offer, first refusal, modification or acceleration of any obligation or to the loss of a benefit under any Contract binding upon Parent or any Parent Subsidiary or by which any of their respective properties, rights or assets are bound or subject, or result in the creation of any Liens of any kind (other than Parent Permitted Encumbrances) upon any of the properties, rights or assets of Parent or any Parent Subsidiary, except, in the cases of clauses (ii) and (iii), as would not, individually or in the aggregate, reasonably be expected to constitute or result in a Parent Material Adverse Effect.

(b) Except as may be required by the Securities Act, the Exchange Act, the DGCL, the HSR Act or other applicable Antitrust Laws, applicable state securities takeover and “blue sky” laws or the rules and regulations of Nasdaq, and except as set forth in Part 2.6(b) of the Company Disclosure Schedule, neither Parent nor Acquisition Sub, nor any Parent Subsidiary, is required to make any filing, registration, or declaration with, give any notice to, or obtain any consent, Order, license, permit, clearance, waiver or approval from, any Governmental Entity for the execution and delivery of this Agreement by Parent, the performance by Parent of its covenants and obligations hereunder or the consummation by Parent of the Merger, in each case, except as, individually or in the aggregate, would not reasonably be expected to constitute or result in a Parent Material Adverse Effect.

3.6 Reports; Financial Statements; Internal Controls.

(a) All reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated by reference therein) required to be filed or furnished by Parent with the SEC under the Exchange Act or Securities Act since April 1, 2018 (the “Parent SEC Documents”) have been filed or furnished with the SEC on a timely basis. As of the time it was filed with the SEC (or, with respect to clause (i) below, if amended or superseded, then on the date of such amended or superseding filing): (i) each of the Parent SEC Documents complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act (as the case may be) and the applicable regulations promulgated thereunder and the listing requirements and corporate governance rules and regulations of Nasdaq, each as in effect on the date such Parent SEC Document was filed; and (ii) none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Since April 1, 2018, no executive officer of Parent has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. Neither Parent nor, to the knowledge of Parent, any of its executive officers has received notice from any Governmental Entity challenging or questioning the accuracy, completeness, form or manner of filing of such certifications.

(b) The financial statements (including any related notes) contained or incorporated by reference in the Parent SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by Form 10-Q or any successor form under the Exchange Act, and except that unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments); (iii) fairly present, in all material respects, the financial position of Parent and Parent’s consolidated Subsidiaries as of the respective dates thereof and the results of operations and consolidated cash flows of Parent and Parent’s consolidated Subsidiaries for the periods covered thereby subject, with respect to unaudited interim statements, to normal and recurring year-end adjustments; and (iv) have been prepared from, and are in accordance with, the books and records of Parent and Parent’s consolidated Subsidiaries in all material respects. No financial statements of any Person other than Parent and Parent’s consolidated Subsidiaries are required by GAAP to be included in the consolidated financial statements of Parent. The books and records of Parent and the Parent Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements. As of the date of this Agreement, PricewaterhouseCoopers LLP has not resigned (or informed Parent that it intends to resign) or been dismissed as independent public accountants of Parent.

(c) Parent maintains, and at all times since April 1, 2018 has maintained, a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) which is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, and includes those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Parent and the Parent Subsidiaries; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and that receipts and expenditures are being made only in accordance with authorizations of management and directors of Parent; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of Parent and the Parent Subsidiaries that could have a material effect on the financial statements. Parent’s management has completed an assessment of the effectiveness of Parent’s system of internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended March 31, 2020, and such assessment concluded that such controls were effective and Parent’s independent registered accountant has issued an attestation report concluding that Parent maintained effective internal control over financial reporting as of March 31, 2020. Management of Parent has disclosed to Parent’s auditors and the audit committee of the Parent Board (x) any significant deficiencies or material weaknesses in the design and operation of internal controls over financial reporting and (y) any fraud, whether or not material, that involves management or any other employees who have a significant role in Parent’s internal control over financial reporting, and each such deficiency, weakness and fraud so disclosed to auditors, if any, has been disclosed to the Company prior to the date hereof.

(d) Since April 1, 2018, (i) none of Parent or any Parent Subsidiary nor, to the knowledge of Parent, any director or officer of Parent or any Parent Subsidiary has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding accounting, internal accounting controls or auditing practices, procedures, methodologies or methods of Parent or any Parent Subsidiary or any material complaint, allegation, assertion or claim from employees of Parent or any Parent Subsidiary regarding questionable accounting or auditing matters with respect to Parent or any Parent Subsidiary, and (ii) to the knowledge of Parent, no attorney representing Parent or any Parent Subsidiary, whether or not employed by Parent or any Parent Subsidiary, has reported evidence of a violation of securities laws, breach of fiduciary duty or similar violation by Parent, any Parent Subsidiary or any of their respective officers, directors, employees or agents to the Parent Board or any committee thereof, or to the General Counsel or Chief Executive Officer of Parent.

(e) Parent maintains disclosure controls as required by Rule 13a-15 or 15d-15 under the Exchange Act. As of the date hereof, Parent is in compliance in all material respects with all current listing requirements of Nasdaq.

(f) Neither Parent nor any Parent Subsidiary is a party to, or has a commitment to effect, enter into or create, any joint venture, or “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K under the Exchange Act).

(g) As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Parent SEC Documents, and none of the Parent SEC Documents is, to the knowledge of Parent, the subject of ongoing SEC review or investigation.

(h) Neither Parent nor any Parent Subsidiary has any liabilities of any nature or type, whether accrued, absolute, determined, contingent or otherwise and whether due or to become due, that would be required by GAAP to be reflected on a condensed consolidated balance sheet of Parent and its consolidated Parent Subsidiaries, except for: (i) liabilities disclosed in the financial statements (including any related notes) contained in the Most Recent Parent Balance Sheet; (ii) liabilities incurred in the ordinary course of business consistent with past practice since the date of the Most Recent Parent Balance Sheet; (iii) liabilities that, individually or in the aggregate, do not constitute and would not reasonably be expected to constitute or result in a Parent Material Adverse Effect; and (iv) liabilities and obligations incurred in connection with the transactions contemplated by this Agreement.

3.7 Absence of Certain Changes.

(a) Since the date of the Most Recent Parent Balance Sheet, there has not been any fact, event, change, effect, circumstance, occurrence or development that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.

(b) From the date of the Most Recent Parent Balance Sheet to the date of this Agreement, the businesses of Parent and the Parent Subsidiaries have been conducted in all material respects in the ordinary course of business consistent with past practice (other than in connection with the COVID-19 Measures), and neither Parent nor any Parent Subsidiary has undertaken any action that if proposed to be taken after the date of this Agreement would require the Company’s consent pursuant to Sections 4.1(b).

3.8 Legal Proceedings; Investigations; Orders.

(a) There is no Legal Proceeding pending (or, to the knowledge of Parent, threatened) against Parent, Acquisition Sub or any Parent Subsidiary or affecting any of their respective properties or assets that: (i) would adversely affect Parent’s or Acquisition Sub’s ability to perform any of its obligations under, or consummate any of the transactions contemplated by, this Agreement; or (ii) individually or in the aggregate, has been or would reasonably be expected to be material to Parent and the Parent Subsidiaries, taken as a whole.

(b) There are no subpoenas, civil investigative demands or other written requests for information issued to Parent or any Parent Subsidiary relating to potential or actual violations of any Legal Requirement that are pending or, to the knowledge of Parent, threatened, or any investigations or claims against or affecting Parent or any Parent Subsidiary, or any of their respective properties, relating to potential or actual violations of any Legal Requirement that, individually or in the aggregate, has been or would reasonably be expected to be material to Parent and the Parent Subsidiaries, taken as a whole.

(c) There is no Order under which Parent, Acquisition Sub or any Parent Subsidiary is subject to ongoing obligations that, individually or in the aggregate, has been or would reasonably be expected to be material to Parent and the Parent Subsidiaries, taken as a whole.

3.9 Takeover Statutes. Assuming the accuracy of the Company’s representation in Section 2.21, the Parent Board has taken all action necessary to render Section 203 of the DGCL, all other potentially applicable state anti-takeover statutes and any similar provisions of the Parent’s Organizational Documents inapplicable to the Merger and the Parent Share Issuance.

3.10 Ownership of Company Common Stock. During the three (3) years prior to the date of this Agreement, none of Parent, Acquisition Sub or any other Parent Subsidiary has “owned” (as such term is defined in Section 203(c) of the DGCL) any shares of Company Common Stock or other securities convertible into, exchangeable into or exercisable for shares of Company Common Stock. There are no voting trusts or other agreements or understandings to which Parent or any Parent Subsidiary is a party with respect to the voting of the capital stock or other equity interest of the Company or any Company Subsidiary.

3.11 Brokers. Except as set forth in Part 3.11 of the Parent Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage, finder’s or other similar fee or commission in connection with the Merger based upon arrangements made by or on behalf of Parent.

3.12 Information Supplied. The information supplied or to be supplied by Parent for inclusion in the Form S-4 (including the Proxy Statement/Prospectus) will not, at the time the Form S-4 (and any amendment or supplement thereto) is declared effective, on the date that the Proxy Statement/Prospectus is first mailed to the stockholders of the Company, or on the date of the Company Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that, no representation or warranty is made by Parent with respect to statements made therein based on information supplied by the Company for inclusion therein.

3.13 Acquisition Sub. Parent is the sole stockholder of Acquisition Sub. Since its date of incorporation, Acquisition Sub has not carried on any business or conducted any operation other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto.

3.14 Tax Matters. Neither Parent nor any Parent Subsidiary has taken or agreed to take any action or believes or has any reason to believe that any conditions exist that could prevent or impede the Merger from qualifying for the Intended Tax Treatment.

SECTION 4. COVENANTS

4.1 Interim Operations.

(a) The Company agrees that, during the period from the date of this Agreement through the earlier of the Closing or the termination of this Agreement, except (1) to the extent Parent shall otherwise give its prior consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), (2) as set forth in Part 4.1(a) of the Company Disclosure Schedule, (3) as may be required by applicable Legal Requirements, (4) in connection with any COVID-19 Measures or (5) as expressly required by this Agreement, the Company shall, and shall cause the Company Subsidiaries to, use reasonable best efforts to conduct its business in the ordinary course consistent in all material respects with past practice and to maintain and preserve intact its business organization and maintain satisfactory relationships with customers, suppliers and distributors and other Persons with whom the Company or any Company Subsidiary has material business relations. Without limiting the foregoing, during the period from the date of this Agreement through the earlier of the Closing or the termination of this Agreement, except (1) to the extent Parent shall otherwise give its prior consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), (2) as set forth in Part 4.1(a) of the Company Disclosure Schedule, (3) as may be required by applicable Legal Requirements or (4) as expressly permitted or required by this Agreement, the Company shall not (and shall not permit any Company Subsidiary to), in each case by merger, consolidation, division, operation of law, or otherwise:

(i) amend the Company’s Organizational Documents or the Organizational Documents of any Company Subsidiary;

(ii) split, combine, subdivide, change, exchange, amend the terms of or reclassify any shares of the Company’s capital stock or other equity interests of the Company or any Company Subsidiary;

(iii) declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock or property) with respect to any shares of the Company’s capital stock or the capital stock or other equity interest of any Company Subsidiary, other than dividends or distributions only to the extent paid by any wholly owned Company Subsidiary to the Company or another wholly owned Subsidiary of the Company;

(iv) acquire (by merger, consolidation, operation of law, acquisition of stock, other equity interests or assets, formation of a joint venture or otherwise) (A) any other Person, (B) any equity interest in any other Person, (C) any business, or (D) any assets, except (1) acquisitions by the Company from any wholly owned Subsidiary or among any wholly owned Subsidiaries of the Company, (2) the purchase of equipment, services, supplies and inventory in the ordinary course of business consistent with past practice, or (3) inbound licenses of Intellectual Property in the ordinary course of business consistent with past practice;

(v) except in connection with any transaction between the Company and any wholly owned Subsidiary of the Company or among any wholly owned Subsidiaries of the Company, issue, sell, grant or otherwise permit to become outstanding any additional shares of, or securities convertible or exchangeable for, or options, warrants or rights to acquire, any shares of its capital stock or other equity interests, other than shares of Company Common Stock issuable upon exercise of Company Options or the vesting of Company RSUs, in each case, to the extent such Company Options or Company RSUs are outstanding as of the date of this Agreement and such exercise or settlement is in accordance with the terms thereof;

(vi) except as expressly contemplated by this Agreement, take any action to accelerate the vesting of any Assumed Company Option or any Assumed Company RSU Award (other than to implement any existing agreements or arrangement for such acceleration in effect as of the date of this Agreement and set forth on the Company Disclosure Schedule);

(vii) except in connection with any transaction between the Company and any wholly owned Subsidiary of the Company or among any wholly owned Subsidiaries of the Company, sell, assign, transfer, lease or license to any third party, or encumber, or otherwise dispose of (by merger, consolidation, operation of law, division or otherwise), any Company IP, Material Communications Permit, or right conferred thereby, or material assets of the Company (including any Company Owned Real Property), other than: (A) sales of inventory, goods or services in the ordinary course of business consistent with past practice or of obsolete equipment or assets in the ordinary course of business consistent with past practice; (B) pursuant to written Contracts or commitments existing as of the date of this Agreement and set forth in Part 4.1(a)(vii) of the Company Disclosure Schedule; (C) non-exclusive licenses granted to customers or other third parties in the ordinary course of business consistent with past practice or (D) dispositions of assets which do not constitute Company IP, and with respect to which the fair market value of all such assets does not exceed $500,000 in the aggregate;

(viii) directly or indirectly repurchase, redeem or otherwise acquire any shares of the Company’s or any Company Subsidiary’s capital stock or equity interests, or any other securities or obligations convertible (currently or after the passage of time or the occurrence of certain events) into or exchangeable for any shares of the Company’s or any Company Subsidiary’s capital stock or equity interests, except: (A) shares of Company Common Stock repurchased from employees or consultants or former employees or consultants of the Company pursuant to the exercise of repurchase rights existing prior to the date of this

Agreement; or (B) shares of Company Common Stock accepted as payment for the exercise price of options to purchase Company Common Stock pursuant to the Company Equity Plans or for withholding Taxes incurred in connection with the exercise, vesting or settlement of Company Options and Company RSUs, as applicable, in accordance with the terms of the applicable award;

(ix) incur any indebtedness for borrowed money, guarantee any such indebtedness, issue or sell any debt securities or rights to acquire any debt securities (directly, contingently or otherwise) or make any loans or advances or capital contributions to any other Person, except for: (1) repayment of indebtedness and reborrowings of such repaid amounts under the Existing Company Credit Facility in accordance with the terms thereof; (2) letters of credit, bank guarantees, security or performance bonds or similar credit support instruments at any time, not to exceed $2,000,000 in the ordinary course of business consistent with past practice; (3) advancement obligations under the Organizational Documents of the Company or the Company Subsidiaries or indemnification agreements with the Company or the Company Subsidiaries and (4) any indebtedness among the Company and its wholly owned Subsidiaries or among any wholly owned Subsidiaries of the Company (and guarantees by the Company or its Subsidiaries in respect thereof);

(x) (A) adopt, terminate or amend any Company Plan, (B) increase, or accelerate the vesting or payment of, the compensation or benefits of any director, independent contractor or current or former employee of the Company or any Company Subsidiary, (C) grant any rights to severance, retention, change in control or termination pay to any current or former director, independent contractor or current or former employee of the Company or any Company Subsidiary, (D) hire or promote any employee above the level of Vice President or whose annual base compensation exceeds $250,000, or (E) terminate the employment of any employee of the Company or any Company Subsidiary above the level of Vice President (other than for cause); except, in each case, for: (1) amendments to Company Plans determined by the Company in good faith to be required to comply with applicable Legal Requirements; (2) as permitted by the terms of the Company Plans in effect on the date of this Agreement or as otherwise expressly contemplated by this Agreement; (3) hiring or promotion of employees below the level of Vice President and whose annual base compensation does not or will not (after giving effect to any such promotion) exceed $250,000; and (4) the grant of annual equity awards and payment of cash incentive compensation as contemplated by Part 4.1(a)(x) of the Company Disclosure Schedule;

(xi) except for renewals or extensions of any existing Material Contract entered into in the ordinary course of business consistent with past practice, (i)(A) materially amend or terminate (except for terminations pursuant to the expiration of the existing term of any Material Contract) any Material Contract or (B) waive, release or assign any material rights under any Material Contracts, or (ii) enter into any Contract or agreement that, if in effect on the date of this Agreement, would constitute a Material Contract (other than Contracts entered into with Top Customers or Top Suppliers in the ordinary course of business consistent with past practice);

(xii) change any of its methods of financial accounting or accounting practices in any material respect other than as required by changes in GAAP;

(xiii) change or revoke any material Tax election, change or adopt any Tax accounting period or material method of Tax accounting, amend any material Company Return if such amendment would reasonably be expected to result in a material Tax liability, file any material Tax Return prepared in a manner materially inconsistent with past practice, settle or compromise any material liability for Taxes or any Tax audit, claim, or other proceeding relating to a material amount of Taxes, enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar state, local or non-U.S. Legal Requirement) if such agreement would reasonably be expected to result in a material Tax liability or have a material impact on Taxes, request any Tax ruling from any Governmental Entity, surrender any right to claim a material refund of Taxes, or, other than in the ordinary course of business consistent with past practice, agree to an extension or waiver of the statute of limitations with respect to a material amount of Taxes;

(xiv) sell, transfer, assign, license, or otherwise dispose of (by merger, consolidation, operation of law, division or otherwise), or mortgage, encumber or exchange any material Intellectual Property owned, or purported to be owned, by the Company or any Subsidiary of the Company, including, for the avoidance of doubt, any sale, transfer, assignment, license, or other disposition of, or mortgage, encumbrance or exchange of any such material Intellectual Property to or with any Affiliate of the Company (other than non-exclusive licenses granted in the ordinary course of business), or modify, amend, cancel, terminate, waive, release or assign any Company IP License or any rights, claims, obligations or benefits thereunder or enter into any Contract that would have been a Company IP License had it been entered into prior to the Effective Time, in each case, with respect to any nonmaterial Company IP License, except in the ordinary course of business;

(xv) make aggregate capital expenditures in excess of one hundred ten percent (110%) of the amounts contemplated by the annual capital expenditure budget set forth in Part 4.1(a)(xv) of the Company Disclosure Schedule;

(xvi) except as expressly required by applicable Legal Requirements or the Company’s Organizational Documents, convene (A) any special meeting of the Company’s stockholders other than the Company Stockholder Meeting or (B) any other meeting of the Company’s stockholders to consider a proposal that would reasonably be expected to impair, prevent or delay the consummation of the transactions contemplated hereby; provided, that nothing in this clause (xvi) shall prevent the Company from holding its annual meeting of stockholders for the election of directors and such other matters that shall be required to be brought before any such meeting under any applicable law, rule or regulation or that shall be brought before any such meeting by a stockholder of the Company who complies with the requirements of Section 1.3 of the bylaws of the Company;

(xvii) enter into any agreement, understanding or arrangement with respect to the voting of any capital stock or other equity interests of the Company (including any voting trust), other than with respect to awards under the Company Equity Plans otherwise permitted under this Agreement or in connection with the granting of revocable proxies in connection with any meeting of the Company’s stockholders;

(xviii) adopt a plan of (A) complete or partial liquidation of the Company or any Subsidiary of the Company or (B) dissolution, merger, consolidation, division, restructuring, recapitalization or other reorganization;

(xix) commence, settle or compromise any litigation, claim, suit, action or proceeding, except for settlements or compromises that (A) involve solely monetary remedies with a value not in excess of $500,000 in the aggregate to be paid by the Company and its Subsidiaries, (B) do not impose any restriction on the Company’s business or the business of the Company Subsidiaries, (C) do not relate to any litigation, claim, suit, action or proceeding by the Company’s stockholders in connection with this Agreement or the Merger and (D) do not include an admission of liability or fault on the part of the Company or any Company Subsidiary;

(xx) materially reduce the amount of insurance coverage or fail to renew or maintain any material existing insurance policies;

(xxi) amend or terminate any Company Permits in a manner that adversely impacts the Company’s ability to conduct its business in any material respect;

(xxii) (A) fail to pay any issuance, renewal, maintenance and other payments that become due with respect to any material Company Registered IP or otherwise abandon, cancel, or permit to lapse any material Company Registered IP, other than in its reasonable business judgment or in the ordinary course of business consistent with past practice, or (B) authorize the disclosure to any third party of any material Trade Secret included in the Company IP in a way that results in loss of trade secret protection, other than in the ordinary course of business consistent with past practice; or

(xxiii) authorize, approve or enter into any agreement or make any commitment to take any of the actions described in clauses “(i)” through “(xxii)” of this sentence.

(b) Parent agrees that, during the period from the date of this Agreement through the earlier of the Closing or the termination of this Agreement, except (1) to the extent the Company shall otherwise give its prior consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), (2) as set forth in Part 4.1(b) the Parent Disclosure Schedule, (3) as may be required by applicable Legal Requirements, (4) in connection with any COVID-19 Measures or (5) as expressly required by this Agreement, Parent shall, and shall cause the Parent Subsidiaries to, use reasonable best efforts to conduct its business in the ordinary course consistent in all material respects with past practice and to maintain and preserve intact its business organization. Without limiting the foregoing, during the period from the date of this Agreement through the earlier of the Closing or the termination of this Agreement, except (1) to the extent the Company shall otherwise give its prior consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), (2) as set forth in Part 4.1(b) of the Parent Disclosure Schedule, (3) as may be required by applicable Legal Requirements or (4) as expressly permitted or required by this Agreement, Parent and Acquisition Sub shall not (and shall not permit any Parent Subsidiary to), in each case by merger, consolidation, division, operation of law, or otherwise:

(i) amend Parent’s or Acquisition Sub’s Organizational Documents or amend the Organizational Documents of any Parent Subsidiary in any manner that would be adverse to the holders of Company Common Stock (after giving effect to the Merger) relative to other holders of Parent Common Stock;

(ii) split, combine, subdivide, change, exchange, amend the terms of or reclassify any shares of the Parent’s capital stock or other equity interests of Parent;

(iii) declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock or property) with respect to any shares of Parent’s capital stock;

(iv) directly or indirectly repurchase, redeem or otherwise acquire any shares of Parent Common Stock, except: (A) shares of Parent Common Stock repurchased from employees or consultants or former employees or consultants of Parent pursuant to the exercise of repurchase rights existing prior to the date of this Agreement; or (B) shares of Parent Common Stock accepted as payment for the exercise price of Parent Options or for withholding Taxes incurred in connection with the exercise, vesting or settlement of equity awards, as applicable, in accordance with the terms of the applicable award;

(v) adopt a plan of complete or partial liquidation or dissolution;

(vi) undertake a merger, acquisition, consolidation, restructuring, recapitalization or other reorganization that would (A) materially impede, interfere with, hinder or delay the consummation of the Merger or the other transactions contemplated by this Agreement or (B) provide for or otherwise result in disparate treatment of holders of Company Common Stock (after giving effect to the Merger) vis-a-vis the other holders of Parent Common Stock; or

(vii) authorize, approve or enter into any agreement or make any commitment to take any of the actions described in clauses “(i)” through “(vi)” of this sentence.

4.2 Company No Solicitation.

(a) The Company will not, and the Company will cause each of its Subsidiaries and its and their respective directors, officers and U.S. employees, and will use its reasonable best efforts to cause its other Representatives, not to, except as expressly permitted by this Section 4.2 or Section 4.4, directly or indirectly:

(i) solicit, initiate, knowingly encourage or knowingly facilitate any inquiries regarding, or the submission or announcement by any Person (other than Parent or its Subsidiaries) of, any proposal or offer that constitutes, or would reasonably be expected to lead to, any Company Acquisition Proposal;

(ii) furnish any information regarding the Company or any Subsidiary of the Company (other than to Parent and its Subsidiaries) in connection with, or for the purpose of soliciting, initiating, encouraging or facilitating, or in response to, any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to a Company Acquisition Proposal;

(iii) engage in, enter into, continue or otherwise participate in any discussions or negotiations with any Person (other than Parent or its Representatives) with respect to any Company Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to any Company Acquisition Proposal;

(iv) approve, adopt, recommend, agree to or enter into, or propose to approve, adopt, recommend, agree to or enter into, any letter of intent, memorandum of understanding or similar document, agreement, commitment, or agreement in principle with respect to any Company Acquisition Proposal; or

(v) resolve or agree to do any of the foregoing.

provided, however, that, notwithstanding anything to the contrary contained in this Agreement, prior to obtaining the Required Company Stockholder Vote, the Company and its Representatives may engage or otherwise participate in discussions or negotiations with, and provide information to, any Person (or its Representatives) that has made a bona fide written Company Acquisition Proposal after the date hereof that did not result from any material breach of this Section 4.2(a) or Section 4.2(c) by the Company, any of its Subsidiaries or any of its or their respective Representatives if: (A) prior to taking any such action, the Company Board determines in good faith, after consultation with the Company’s outside legal counsel and its financial advisor, that such Company Acquisition Proposal constitutes, or could reasonably be expected to lead to, a Company Superior Proposal; and (B) prior to providing any information regarding the Company or any Subsidiary of the Company to such third party in response to such Company Acquisition Proposal, the Company receives from such third party (or there is then in effect with such party) an executed confidentiality agreement that contains nondisclosure provisions that are at least as restrictive of such third party as the Non-Disclosure Agreement and that does not prohibit compliance by the Company with this Section 4.2. Prior to or concurrently with providing any non-public information to such third party, the Company shall make such non-public information available to Parent (to the extent such non-public information has not been previously made available by the Company to Parent). The Company shall promptly (and in any event within one (1) Business Day) inform Parent if the Company furnishes non-public information and/or enters into discussions or negotiations as provided for in this Section 4.2(a) and will keep Parent reasonably informed, on a current basis (and, in any event, within one (1) Business Day), of the status and terms of any Company Acquisition Proposal (including any material changes to the terms thereof) and the status of any discussions and negotiations with respect thereto.

(b) If the Company receives a Company Acquisition Proposal or any inquiry or request for information with respect to a Company Acquisition Proposal or that is reasonably likely to lead to a Company Acquisition Proposal, then the Company shall promptly (and in no event later than one (1) Business Day after its receipt of such Company Acquisition Proposal or request) notify Parent in writing of such Company Acquisition Proposal or request (which notification shall include the identity of the Person making or submitting such request or Company Acquisition Proposal and a copy of any such written request or proposal (or, if not in writing, the material terms and conditions thereof)), together with copies of any proposed transaction agreements, and the Company shall thereafter keep Parent reasonably informed, on a current basis (and, in any event, within one (1) Business Day), of the status of such Company Acquisition Proposal or request, including informing Parent of any material change to the terms of such Company Acquisition Proposal, and the status of any negotiations, including any change in its intentions as previously notified.

(c) Promptly following the execution and delivery of this Agreement, the Company shall, and shall cause each of its Subsidiaries and its and their respective directors, officers and U.S. employees, and shall use its reasonable best efforts to cause its other Representatives to, immediately cease and cause to be terminated any existing solicitation of, or discussions or negotiations with, any Person (other than Parent and its Representatives) relating to any Company Acquisition Proposal made prior to the date hereof and any access any such Persons may have to any physical or electronic data room relating to any potential Company Acquisition Proposal. Except to the extent that the Company Board determines in good faith, after consultation with the Company’s outside legal counsel that failure to take such action would reasonably be expected to be inconsistent with the Company Board’s fiduciary duties to the Company and its stockholders under applicable law, the Company shall not, and shall cause its controlled Affiliates not to, release any third party from, or waive, amend or modify any provision of, or grant permission under, or fail to enforce, any standstill provision in any agreement to which the Company or any of its controlled Affiliates is a party.

(d) Any violation of the restrictions contained in this Section 4.2 by any of the Company’s Subsidiaries or any Representatives of the Company or any of its Subsidiaries shall be deemed to be a breach of this Section 4.2 by the Company.

(e) Notwithstanding anything to the contrary contained in this Section 4.2, prior to the receipt of the Required Company Stockholder Vote, the Company shall be permitted, through its Representatives or otherwise, to seek clarification from (but not, unless otherwise allowed pursuant to this Agreement, to engage in any negotiations with or provide any non-public information to) any Person that has made a Company Acquisition Proposal solely to clarify and understand the terms and conditions of such proposal to provide adequate information for the Company Board to make an informed determination under Section 4.2(a).

4.3 Registration Statement; Proxy Statement/Prospectus.

(a) As promptly as reasonably practicable after the date of this Agreement, Parent and the Company shall jointly prepare and cause to be filed with the SEC the Proxy Statement/Prospectus, in preliminary form, and Parent shall prepare and cause to be filed with the SEC the Form S-4 Registration Statement, in which the Proxy Statement/Prospectus, in preliminary form, will be included as a prospectus. Each of the parties shall: (i) use reasonable best efforts to cause the Form S-4 Registration Statement and the Proxy Statement/ Prospectus to comply in all material respects with all applicable rules, regulations and requirements of the Exchange Act or Securities Act; (ii) promptly notify the other upon receipt of, and cooperate with each other and use reasonable best efforts to respond to, any comments or requests of the SEC or its staff, including for any amendment or supplement to the Form S-4 Registration Statement or Proxy Statement/Prospectus; (iii) promptly provide the other party with copies of all written correspondence and a summary of all oral communications between it or its Representatives, on the one hand, and the SEC or its staff, on the other hand, relating to the Form S-4 Registration Statement or the Proxy Statement/Prospectus; (iv) use reasonable best efforts to have the Form S-4 Registration Statement declared effective under the Securities Act as promptly as practicable after it is filed with the SEC; (v) use reasonable best efforts to keep the Form S-4 Registration Statement effective through the Closing in order to permit the consummation of the Merger; and (vi) cooperate with, and provide the other party with a reasonable opportunity to review and comment in advance on the Form S-4 Registration Statement and the Proxy Statement/Prospectus (including any amendments or supplements to the Form S-4 Registration Statement or the Proxy Statement/Prospectus) and any substantive correspondence (including all responses to SEC comments), prior to filing with the SEC or mailing, and shall provide to the other a copy of all such filings or communications made with the SEC, except to the extent such disclosure or communication relates to a Company Acquisition Proposal. The Company will, prior to filing the preliminary Proxy Statement/Prospectus, use its reasonable best efforts to obtain all necessary consents of the Company Financial Advisor to permit the Company to include in the Proxy Statement/Prospectus the opinion of the Company Financial Advisor that, as of the date of such opinion and subject to the assumptions, qualifications and limitations set forth in such opinion, the Exchange Ratio pursuant to this Agreement is fair, from a financial point of view, to the holders of the Company Common Stock (other than the Excluded Shares).

(b) Parent shall advise the Company, promptly after receipt of notice thereof, of the time when the Form S-4 Registration Statement becomes effective or any supplement or amendment has been filed, the issuance of any stop order relating thereto, or the suspension of the shares of Parent Common Stock for offering or sale in any jurisdiction, or any request by the SEC or its staff for any amendment of or supplement to the Form S-4 Registration Statement or the Proxy Statement/Prospectus or comments thereon and responses thereto or requests by the SEC for additional information, and Parent shall use its reasonable best efforts to as promptly as practicable have any stop order relating to the Form S-4 Registration Statement or any such suspension of the shares of Parent Common Stock lifted, reversed or otherwise terminated. The Company shall cause the Proxy Statement/Prospectus to be mailed to the Company’s stockholders as promptly as practicable after the Form S-4 Registration Statement is declared effective under the Securities Act. Each of the parties shall promptly furnish the other parties all information concerning such party, its Subsidiaries, directors, officers and (to the extent reasonably available to such party) stockholders that may be required by applicable Legal Requirements or reasonably requested by the other party or its Representatives in connection with any action contemplated by this Section 4.3. If, at any time prior to obtaining the Required Company Stockholder Vote, any party becomes aware of any information that should be disclosed in an amendment or supplement to the Form S-4 Registration Statement or the Proxy Statement/Prospectus in order to make any statement therein, in the light of the circumstances under which it is made, not false or misleading with respect to a material fact, or in order to avoid the omission of a material fact necessary to make the statements in the Form S-4 Registration Statement or the Proxy Statement/Prospectus not misleading, then such party: (A) shall promptly inform the other party thereof; (B) shall provide the other party (and its counsel) with a reasonable opportunity to review and comment on any amendment or supplement to the Form S-4 Registration Statement or the Proxy Statement/Prospectus prior to it being filed with the SEC; (C) shall provide the other party with a copy of such amendment or supplement promptly after it is filed with the SEC; and (D) if mailing is required by law or otherwise appropriate, shall cooperate in mailing such amendment or supplement to the stockholders of the Company.

(c) Prior to the Effective Time, Parent shall use its reasonable best efforts to take all other actions required to be taken under the Securities Act and the rules and regulations of the SEC promulgated thereunder, the Exchange Act and the rules and regulations of the SEC promulgated thereunder, or any applicable state securities or “blue sky” laws and the rules and regulations thereunder, in connection with the issuance of Parent Common Stock to be issued in the Merger, including the Parent Common Stock to be issued upon the exercise of converted Company Options and upon vesting of converted Company RSUs; provided, however, that Parent shall not be required to qualify to do business in any jurisdiction in which it is not now so qualified or file a general consent to service of process in any jurisdiction.

4.4 Meeting of the Company’s Stockholders; Company Change in Recommendation.

(a) The Company: (i) shall take all action necessary under all applicable Legal Requirements and the Company’s Organizational Documents to, as promptly as reasonably practicable after the Form S-4 Registration Statement is declared effective (and in any event within 60 days thereafter), duly call, give notice of and hold a meeting of the holders of shares of Company Common Stock to vote on a proposal to adopt this Agreement (the “Company Stockholder Meeting”); and (ii) shall submit such proposal to, and, except in the case where the Company Board has made a Company Change in Recommendation in compliance with Section 4.4(c) or Section 4.4(d), use its reasonable best efforts to solicit proxies in favor of such proposal from, such holders at the Company Stockholder Meeting, and the Company shall not submit any other proposal to its stockholders in connection with the Company Stockholder Meeting without the prior written consent of Parent. The Company, in consultation with Parent, shall set a record date for determining the Persons entitled to notice of, and to vote at, the Company Stockholder Meeting. The Company shall ensure that all proxies solicited in connection with the Company Stockholder Meeting are solicited in compliance with all applicable Legal Requirements. Notwithstanding anything to the contrary contained in this Agreement, (A) the Company shall not postpone or adjourn the Company Stockholder Meeting without the prior written consent of Parent, other than: (1) to the extent reasonably necessary to ensure that any supplement or amendment to the Proxy Statement/Prospectus that the Company Board has determined in good faith after consultation with outside counsel is required by applicable Legal Requirements is disclosed to the Company’s stockholders and for such supplement or amendment to be promptly disseminated to the Company’s stockholders within a reasonable amount of time (as determined by the Company Board in good faith after consultation with outside counsel) prior to the Company Stockholder Meeting; (2) if required by applicable Legal Requirement or a request from the SEC or its Staff; or (3) if as of the time for which the Company Stockholder Meeting is scheduled there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business to be conducted at the Company Stockholder Meeting; and (B) the Company may, and if Parent so requests, shall, postpone or adjourn the Company Stockholder Meeting in order to solicit additional proxies in favor of the adoption of this Agreement if, on the date for which the Company Stockholder Meeting is scheduled, there would be insufficient votes to obtain the Required Company Stockholder Vote, whether or not a quorum is present, in which case, except in the case where the

Company Board has made a Company Change in Recommendation in compliance with Section 4.4(c) or Section 4.4(d), the Company shall use its reasonable best efforts during any such postponement or adjournment to solicit and obtain such proxies in favor of the adoption of this Agreement as soon as reasonably practicable; provided that without the prior written consent of Parent (not to be unreasonably withheld, in the cases of clauses (A)(1) and (A)(2)), (x) no single such adjournment or postponement pursuant to clauses (A) or (B) shall be for more than five (5) Business Days, except as may be required by applicable Legal Requirements and (y) all such adjournments and postponements together shall not cause the date of the Company Stockholder Meeting to be more than twenty (20) Business Days after the date for which the Company Stockholder Meeting was originally scheduled or, in the case of the foregoing clauses (A)(3) and (B), less than five (5) Business Days prior to the End Date. The Company shall, during the ten (10) Business Days prior to the date of the Company Stockholder Meeting, keep Parent reasonably informed as to the aggregate number of shares of Company Common Stock entitled to vote at the Company Stockholder Meeting for which proxies have been received by the Company with respect to the Required Company Stockholder Vote and the number of such proxies authorizing the holder thereof to vote in favor of the Required Company Stockholder Vote.

(b) Subject to Section 4.4(c) or Section 4.4(d), the Proxy Statement/Prospectus shall include the Company Board Recommendation. Neither the Company Board nor any committee thereof shall, except as otherwise expressly permitted by this Agreement, including by Section 4.4(c) and Section 4.4(d): (i) withhold, withdraw, modify, amend or qualify (or publicly propose to withdraw, modify, amend or qualify), in a manner adverse to Parent or Acquisition Sub, the Company Board Recommendation, or fail to include the Company Board Recommendation in the Proxy Statement/Prospectus; (ii) approve, recommend or declare advisable (or publicly propose to do so) any Company Acquisition Proposal; (iii) fail to publicly announce, within ten (10) Business Days after a tender offer or exchange offer relating to the equity securities of the Company shall have been commenced by any third party other than Parent and its Affiliates (and in no event later than one (1) Business Day prior to the date of the Company Stockholder Meeting, as it may be postponed or adjourned pursuant to Section 4.4(a)), a statement disclosing that the Company Board recommends rejection of such tender or exchange offer (for the avoidance of doubt, the taking of no position or a neutral position by the Company Board in respect of the acceptance of any such tender offer or exchange offer as of the end of such period shall constitute a failure to publicly announce that the Company Board recommends rejection of such tender or exchange offer); or (iv) if requested by Parent, fail to issue, within ten (10) Business Days after a Company Acquisition Proposal is publicly announced (and in no event later than one (1) Business Day prior to the date of the Company Stockholder Meeting, as it may be postponed or adjourned pursuant to Section 4.4(a)), a press release reaffirming the Company Board Recommendation (any action described in clauses (i) through (iv) being referred to as a “Company Change in Recommendation”); (v) cause or permit the Company to enter into any Contract, letter of intent, memorandum of understanding, agreement in principle or other arrangement or understanding (other than a confidentiality agreement entered into in compliance with Section 4.2(a)) contemplating or relating to a Company Acquisition Transaction; (vi) take any action to make the provisions of any anti-takeover or similar statute or regulation inapplicable to any Company Acquisition Proposal or counterparty thereto; or (vii) publicly propose to do any of the foregoing.

(c) Notwithstanding anything to the contrary contained in this Agreement, at any time prior to obtaining the Required Company Stockholder Vote, the Company Board may make a

Company Change in Recommendation related to a Company Acquisition Proposal if (x) the Company receives from a third party a bona fide written Company Acquisition Proposal after the date of this Agreement that has not been withdrawn and did not result from a material breach of Section 4.2(a) or (c) and (y) prior to making such Company Change in Recommendation:

(i) the Company Board determines in good faith, after consultation with the Company’s outside legal counsel and its financial advisor, that such Company Acquisition Proposal constitutes a Company Superior Proposal and that failure to take such action would reasonably be expected to be inconsistent with the Company Board’s fiduciary duties to the Company and its stockholders under applicable law;

(ii) the Company delivers to Parent a written notice (the “Company Superior Proposal Notice”) no less than four (4) Business Days in advance stating that the Company Board intends to make a Company Change in Recommendation, which notice shall include the identity of the Person making such Company Acquisition Proposal and a copy of such proposal and a draft of the definitive agreement to be entered into in connection therewith (or, if not in writing, the material terms and conditions thereof);

(iii) (A) during the four (4) Business Day period commencing on the date of Parent’s receipt of such Company Superior Proposal Notice (subject to any applicable extensions), if requested by Parent, the Company engages in good faith negotiations with Parent regarding a possible amendment of this Agreement so that the Company Acquisition Proposal that is the subject of the Company Superior Proposal Notice ceases to be a Company Superior Proposal; and (B) after the expiration of the negotiation period described in clause (A) above, the Company Board determines in good faith, after consultation with its outside legal counsel and its financial advisor, and after taking into account any amendments to this Agreement that Parent and Acquisition Sub have committed in writing to make as a result of the negotiations contemplated by clause (A) above, that such Company Acquisition Proposal continues to constitute a Company Superior Proposal; provided that if there is any material development with respect to such Company Acquisition Proposal, the Company shall, in each case, be required to deliver to Parent an additional notice consistent with that described in clause (ii) above and a new negotiation period under clause “(A)” above shall commence (except that the original four (4) Business Day notice period referred to in clause “(A)” above shall instead be equal to the longer of (1) three (3) Business Days and (2) the period remaining under the original four (4) Business Day noticed period of clause “(A)” above, during which time the Company shall be required to comply with the requirements of Section 4.4(c)(iii) anew with respect to such additional notice (but substituting the time periods therein with the foregoing three (3) Business Day period); and

(iv) in the case of the Company terminating this Agreement to enter into a definitive agreement with respect to a Company Superior Proposal, the Company shall have paid, or caused the payment of, the Termination Fee in accordance with Section 6.3(a).

(d) Notwithstanding anything to the contrary contained in this Agreement, at any time prior to obtaining the Required Company Stockholder Vote, the Company Board may make a

Company Change in Recommendation that is not related to a Company Acquisition Proposal if any state of fact, event, change, effect, circumstance, occurrence or development, or combination thereof, arises following the date of this Agreement (i) that (x) was neither known to nor reasonably foreseeable by the Company Board as of the date of this Agreement, and (y) is material to the Company and its Subsidiaries, taken as a whole, and (ii) that is not related to (A) a Company Acquisition Proposal or a Company Superior Proposal or any inquiry or communications relating thereto, or (B) in each case in and of itself, any changes in the market price or trading volume of Company Common Stock or the fact that the Company meets, fails to meet or exceeds any internal or published projections, forecasts or estimates of its revenue, earnings or other financial performance or results of operations for any period (it being understood, however, that any underlying cause of any of the foregoing may be taken into account unless excluded pursuant to clause (A)) (any such state of fact, event, change, effect, circumstance, occurrence, development, condition, circumstance, or combination thereof, being referred to as a “Company Intervening Event”); and, prior to making such Company Change in Recommendation, (1) the Company Board determines in good faith, after consultation with its outside legal counsel and its financial advisor, that, in light of such Company Intervening Event, a failure to effect a Company Change in Recommendation would be reasonably expected to be inconsistent with the Company Board’s fiduciary duties to its stockholders under applicable law; (2) less than four (4) Business Days prior to the making of such Company Change in Recommendation, Parent receives a written notice from the Company confirming that the Company Board intends to effect such Company Change in Recommendation, specifying the reasons therefor in reasonable detail; (3) during such four (4) Business Day period, if requested by Parent, the Company engages in good faith negotiations with Parent to amend this Agreement in such a manner that obviates the need for the Company Board to effect a Company Change in Recommendation; and (4) following the end of such four (4) Business Day period, the Company Board determines in good faith, after consultation with its outside legal counsel and financial advisor and after taking into account any amendments to this Agreement that Parent and Acquisition Sub have committed in writing to make as a result of the negotiations contemplated by clause (3) above, that, in light of such Company Intervening Event, a failure to effect a Company Change in Recommendation would be reasonably expected to be inconsistent with the Company Board’s fiduciary duties to the Company and its stockholders under applicable law, even if such changes committed to in writing were to be given effect.

(e) Notwithstanding any Company Change in Recommendation, unless this Agreement has been earlier terminated in accordance with Section 6.1 (including by the Company in order to enter into a definitive agreement with respect to a Company Superior Proposal), this Agreement shall be submitted to the holders of shares of Company Common Stock at the Company Stockholder Meeting for the purpose of voting on the adoption of this Agreement and nothing contained in this Agreement shall be deemed to relieve the Company of such obligation.

(f) Nothing contained in this Agreement shall prohibit the Company, the Company Board or their Representatives from (i) taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act or issuing a “stop, look and listen” statement to the stockholders of the Company pursuant to Rule 14d-9(f) promulgated under the Exchange Act pending disclosure of its position thereunder or making any disclosure that is required by applicable Legal Requirements or (ii) directing any Person (or the Representative of that Person) who makes a Company Acquisition Proposal to the provisions of this Section 4.4; provided, however, that in the case of either clause (i) or clause (ii), no such communication or statement that would constitute a Company Change in Recommendation shall be permitted, made or taken except in accordance with Section 4.4(c) or Section 4.4(d).

4.5 Filings; Other Action.

(a) Subject to the terms and conditions of this Agreement, each of the parties hereto shall cooperate with the other and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to: (i) take, or cause to be taken, all actions, and do, or cause to be done, all things, necessary to cause the conditions to Closing to be satisfied as promptly as reasonably practicable (and in any event no later than the End Date) and to consummate and make effective, as promptly as reasonably practicable, the transactions contemplated by this Agreement, including preparing and filing promptly and fully all documentation to effect all necessary and advisable filings, notifications, notices, petitions, statements, registrations, submissions of information, applications and other documents (including any required or recommended filings under applicable Communications Laws or Antitrust Laws) (collectively, “Filings”) that are or may become necessary, proper or advisable in connection with the consummation of the transactions contemplated by this Agreement; (ii) obtain as promptly as reasonably practicable (and in any event no later than the End Date) all approvals, consents, clearances, expirations or terminations of waiting periods, registrations, permits, authorizations and other confirmations from any Governmental Entity or third party (collectively, “Approvals”) that are or may become necessary, proper or advisable to consummate the transactions contemplated by this Agreement; and (iii) obtain all necessary consents, approvals or waivers from third parties. For purposes of this Agreement, “Antitrust Laws” shall mean the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other applicable Legal Requirements issued by a Governmental Entity that are designed or intended to (x) prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition or (y) restrict or regulate foreign investment.

(b) Each party shall use their respective reasonable best efforts to file, as promptly as reasonably practicable and advisable after the date of this Agreement, all Filings required to be filed by such party with any Governmental Entity with respect to the transactions contemplated by this Agreement, and to submit as promptly as reasonably practicable any additional information reasonably requested by any such Governmental Entity. Without limiting the generality of the foregoing, each of Parent and the Company shall, in consultation and cooperation with the other: (i) as promptly as reasonably practicable and advisable after the date of this Agreement, but in no event later than as required by applicable Legal Requirements, prepare and file the applications or petitions as may be necessary or advisable to obtain each consent, approval, or authorization required to be obtained under any Communications Law and any other consents set forth in Part 2.6(b) of the Company Disclosure Schedule; (ii) within ten (10) Business Days after the date of this Agreement (or such other date as may be mutually agreed to by Parent and the Company), prepare and file the notifications required under the HSR Act; and (iii) as promptly as reasonably practicable and advisable after the date of this Agreement, but in no event later than as required by applicable Legal Requirements, prepare and file, or pre-file with regard to any Governmental Entity that requires such pre-filing prior to any formal filing of, all other Filings required or advisable with respect to any other Antitrust Laws. Parent and the Company shall use their respective reasonable best efforts to respond as promptly as reasonably practicable to any reasonable inquiries or requests for additional information or documentary material received from: (i) any Governmental Entity in connection with communications or related matters; and (ii) any Governmental Entity in connection with Antitrust Laws.

(c) Parent and the Company each shall promptly supply the other with any information that may be required in order to effectuate any Filings pursuant to (and to otherwise comply with its obligations set forth in) Section 4.5(a) and Section 4.5(b). Each of Parent and the Company, as it deems advisable and necessary, may reasonably designate competitively sensitive material provided to the other as “outside counsel only.” Such materials and the information contained therein shall be given only to the outside legal counsel of the recipient. Except where prohibited by applicable Legal Requirements or any Governmental Entity, each of Parent and the Company shall: (i) permit the other to review and discuss in advance, and consider in good faith the views of the other in connection with, any analyses, appearances, presentations, memoranda, letters, responses to requests, briefs and white papers before making or submitting any of the foregoing to any Governmental Entity by or on behalf of any party in connection with the transactions contemplated hereby; (ii) coordinate with the other in preparing and exchanging such information; (iii) promptly provide the other party’s counsel with copies of all Filings, analyses, presentations, memoranda, letters, responses to requests, briefs and white papers (and a summary of any oral presentations) made or submitted by such party with or to any Governmental Entity in connection with the transactions contemplated hereby; and (iv) consult with the other party in advance of any meeting, video conference or teleconference with any Governmental Entity and, to the extent not prohibited by the Governmental Entity, give the other party the opportunity to attend and participate in such meetings, video conferences and teleconferences. Parent shall be responsible for the payment of all filing fees pursuant to Communications Laws or Antitrust Laws and in connection with the transactions contemplated hereby. Without limiting the foregoing, the parties agree that it is Parent’s ultimate right to devise the strategy and direct all matters for obtaining Approvals under Antitrust Laws, including any Filings, submissions and communications with or to any Governmental Entity in connection therewith, and taking into account in good faith any comments of the Company relating to such strategy.

(d) Notwithstanding anything to the contrary contained in this Agreement, Parent and its Subsidiaries and Affiliates shall not be required to (and the Company and its Subsidiaries and Affiliates (i) shall not, without the prior written consent of Parent, and (ii) shall, if requested in writing by Parent) offer, propose, negotiate, agree to, consent to, or effect any accommodation, concession, commitment, condition or remedy of any kind (financial or otherwise) to or with any Governmental Entity or any third party, by consent decree or otherwise, in connection with seeking or obtaining Approvals or consents for the transactions contemplated by this Agreement or eliminating any objections or impediments by any Governmental Entity that would prevent, prohibit or delay the consummation of the transactions contemplated by this Agreement, including but not limited to (A) selling, licensing, transferring or otherwise disposing of, or holding separate and agreeing to sell, license, transfer or otherwise dispose of, assets (including Intellectual Property assets or licenses), businesses or interests, (B) creating, terminating, amending or assigning relationships, joint ventures or contractual rights or obligations or (C) agreeing to or implementing any restrictions, impairments, agreements or actions that limit the freedom of action with respect to, or limit or restrict the ability to own, manage, operate, conduct or retain, any assets, businesses or interests, in each case of clauses (A), (B) and (C), of Parent, the Company or their respective Subsidiaries and Affiliates, if such accommodation, concession, commitment, condition or remedy would, or would reasonably be expected to, individually or in the aggregate, have a material adverse effect on the business, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole, or of Parent and its Subsidiaries, taken as a whole.

4.6 Access.

(a) Upon reasonable prior notice, the Company shall afford Parent and its Representatives reasonable access, during normal business hours throughout the period prior to the Effective Time, to the Company’s and its Subsidiaries personnel, properties, Contracts, filings with Governmental Entities and books and records and, during such period, the Company shall furnish promptly to Parent all available information concerning its business as Parent may reasonably request; provided, however, that the Company shall not be required to permit any inspection or provide other access, or to disclose any information, that in the reasonable judgment of the Company would: (i) violate any obligation of the Company under any Contract with respect to confidentiality or privacy; (ii) jeopardize protections afforded the Company under the attorney-client privilege, the attorney work product doctrine or similar legal privilege or protection; (iii) violate any Legal Requirement; or (iv) result in the disclosure of any Trade Secrets of any third parties or personal information that would expose the Company to the risk of liability; provided that in each case the Company shall inform Parent of the nature of the information being withheld, and shall use its reasonable best efforts to make alternative arrangements that would allow Parent (or its applicable Representative) access to such information. All information obtained by or provided to Parent and its Representatives pursuant to this Agreement shall be treated as “Confidential Information” of the Company for purposes of the Non-Disclosure Agreement.

(b) To the extent that the Company or a Company Subsidiary elects to furnish any information or material pursuant to this Agreement that includes material subject to the attorney-client privilege, work product doctrine or any other applicable privilege, the parties understand and agree that they have a commonality of interest with respect to such matters and it is their desire, intention and mutual understanding that the sharing of such material is not intended to, and shall not, waive or diminish in any way the confidentiality of such material or its continued protection under the attorney-client privilege, work product doctrine or any other applicable privilege. All such information that is entitled to protection under the attorney-client privilege, work product doctrine or any other applicable privilege shall remain entitled to such protection under these privileges, this Agreement, and under the joint defense doctrine.

(c) No exchange of information or investigation by Parent or its Representatives shall affect or be deemed to affect, modify or waive the representations and warranties of the Company set forth in this Agreement. No exchange of information or investigation by the Company or its Representatives shall affect or be deemed to affect, modify or waive the representations and warranties of Parent set forth in this Agreement.

(d) The Company shall use reasonable best efforts to provide, no later than ten (10) Business Days prior to the Closing Date, a complete and accurate (in all material respects) list of each filing, payment, or other similar action that must be made or taken on or before the date that is ninety (90) days after the Closing Date in order to obtain, perfect or maintain in full force and effect each item of Company Owned IP.

4.7 Publicity. Unless the Company has made a Company Change in Recommendation, Parent and the Company shall consult with one another prior to issuing, and shall provide each other with the opportunity to review and comment upon, any public announcement, statement or other disclosure with respect to this Agreement or the Merger and shall not issue any such public announcement or statement prior to such consultation, except as may be required by applicable Legal Requirement or by the rules and regulations of Nasdaq (in which event Parent or the Company, as applicable, shall endeavor, on a basis reasonable under the circumstances, to provide a meaningful opportunity to the other party to review and comment upon such public announcement or statement in advance, and shall give due consideration to all reasonable additions, deletions or changes suggested thereto); provided that (i) each of the Company and Parent may make public announcements, statements or other disclosures concerning this Agreement or the Merger that consist solely of information previously disclosed in previous public announcements, statements or other disclosures made by the Company and/or Parent in compliance with this Section 4.7, (ii) each of the Company and Parent may make any public statements in response to questions by the press, analysts, investors or those participating in investor calls or industry conferences, so long as such statements consist solely of information previously disclosed in previous press releases, public disclosures or public statements made by the Company and/or Parent in compliance with this Section 4.7 and (iii) the Company need not consult with (or obtain the consent of) Parent in connection with any public announcement, statement or other disclosure to be issued or made with respect to any Company Acquisition Proposal or Company Change in Recommendation.

4.8 Employee Matters.

(a) During the period commencing on the Closing Date and ending on the first anniversary of the Closing Date, Parent shall, or shall cause one of its Subsidiaries (including the Surviving Corporation and its Subsidiaries) to provide: (i) each employee of the Company or any Subsidiary of the Company who continues employment with Parent or any of its Subsidiaries (including the Surviving Corporation or any of its Subsidiaries) after the Effective Time (a “Continuing Employee”) with an annual base salary or base wage rate (excluding overtime and shift differential) and a target annual cash bonus opportunity that is no less favorable than the annual base salary or base wage rate and target annual cash bonus opportunity that was provided to such Continuing Employee by the Company and its Subsidiaries immediately prior to the Effective Time; and (ii) each Continuing Employee with employee benefits that are no less favorable in the aggregate to either (x) those provided to such Continuing Employee by the Company and its Subsidiaries immediately prior to the Effective Time pursuant to the Company Plans, or (y) those provided to similarly situated employees of Parent or Parent’s Subsidiaries; provided, however, that no defined benefit pension, post-retirement medical, deferred compensation, equity-based compensation, severance benefits, retention, change-in-control or other special or non-recurring compensation or benefits provided prior to the Closing shall be taken into account for purposes of Parent’s obligations under this Section 4.8(a).

(b) Parent shall or shall cause one of its Subsidiaries (including the Surviving Corporation and its Subsidiaries) to honor and maintain the Company Plans as in effect on the date of this Agreement and listed in Part 4.8(b) of the Company Disclosure Schedule (the “Change in Control Arrangements”) and provide, to each Continuing Employee, payments and benefits in accordance with the terms thereof, including on a termination of employment in a manner that would entitle such Continuing Employee to payments or benefits under such Change in Control Arrangements. Parent hereby acknowledges that the consummation of the transactions contemplated hereby will constitute a “change in control” of the Company (or similar phrase) within the meaning of such Company Plans and the Company Equity Plans.

(c) Parent shall use commercially reasonable efforts to cause all service of the Continuing Employees to the Company and its Subsidiaries and their respective predecessors to be recognized for purposes of determining eligibility to participate, vesting and accrual and level of benefits with respect to, without limitation, each Parent Plan (including, but not limited to, any Parent Plan providing for vacation, paid time off or severance benefits, but excluding any equity compensation plan, defined benefit pension or post-retirement medical plan) pursuant to which service credit is provided to any Parent Employee, in each case in which any Continuing Employee will participate after the Effective Time and to the same extent as such Continuing Employee was entitled, before the Effective Time, to credit for such service under any similar Company Plan in which such Continuing Employee participated or was eligible to participate immediately prior to the Effective Time, except to the extent such recognition would result in the duplication of benefits. In addition, Parent or the Subsidiaries of Parent (including the Surviving Corporation and its Subsidiaries), as applicable, shall use commercially reasonable efforts to cause each Parent Plan that is a welfare benefit plan, within the meaning of Section 3(1) of ERISA to: (i) waive all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements other than preexisting condition limitations, exclusions or waiting periods that are already in effect with respect to such Continuing Employees and that have not been satisfied or waived as of the Effective Time under the analogous welfare benefit plan maintained for the Continuing Employees immediately prior to the Effective Time; and (ii) recognize for each Continuing Employee and his or her spouse, domestic partner and dependents for purposes of applying annual deductible, co-payment and out-of-pocket maximums under such Parent Plan any deductible, co-payment and out-of-pocket expenses paid by the Continuing Employee and his or her spouse, domestic partner and dependents under an analogous Company Plan during the plan year of such plan in which occurs the date on which the Continuing Employee begins participation in such Parent Plan.

(d) If requested by Parent not less than ten (10) Business Days before the Closing Date, the Company Board (or the appropriate committee thereof) shall adopt resolutions and take such corporate action as is reasonably necessary to terminate the Company’s 401(k) plan (the “Company 401(k) Plan”), effective as of the day prior to the Closing Date. In the event that Parent requests that the Company 401(k) Plan be terminated, (i) the Company shall provide Parent with evidence that such plan has been terminated (the form and substance of which shall be subject to reasonable prior review and comment by Parent) not later than the day preceding the Closing Date and (ii) following the Effective Time and as soon as reasonably practicable following receipt of a favorable determination letter from the IRS on the termination of the Company 401(k) Plan, the assets thereof shall be distributed to the participants, and Parent shall, to the extent permitted by Parent’s 401(k) plan (the “Parent 401(k) Plan”), permit the Continuing Employees who are then actively employed to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code, inclusive of loans) to the Parent 401(k) Plan, in the form of cash, in an amount equal to the full account balance (including any promissory notes) distributed to such Continuing Employees from the Company 401(k) Plan.

(e) Nothing in this Section 4.8 or elsewhere in this Agreement, expressed or implied, shall be construed to create a right in any employee of the Company or any of its Subsidiaries to employment with Parent, the Surviving Corporation or any of their Subsidiaries or shall interfere with or restrict in any way the rights of Parent or any of its Affiliates, which rights are hereby expressly reserved, to discharge or terminate the services of any Continuing Employee at any time for any reason whatsoever, with or without cause, except to the extent expressly provided otherwise in a written agreement between Parent, the Company or any of their respective Affiliates and the Continuing Employee. Nothing in this Agreement shall be deemed to amend or modify any compensation or benefit arrangement of Parent, the Company or their respective Affiliates. Nothing herein shall be construed to limit the right of Parent, the Surviving Corporation or any of their Subsidiaries to amend or terminate any Parent Plan, any Company Plan or any other employee benefit plan. Notwithstanding any provision in this Agreement to the contrary, nothing in this Section 4.8 shall create any third party rights, benefits or remedies of any nature whatsoever in any employee of the Company or any of its Subsidiaries (or any beneficiaries or dependents thereof) or any other Person that is not a party to this Agreement.

4.9 Certain Tax Matters.

(a) For U.S. federal income Tax purposes, (i) the parties hereto intend that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code (the “Intended Tax Treatment”) and (ii) this Agreement is intended to be, and is hereby adopted as, a “plan of reorganization” for purposes of Sections 354 and 361 of the Code and Treasury Regulations Section 1.368-2(g) and 1.368-3(a), to which the Parent, Acquisition Sub and the Company are parties under Section 368(b) of the Code.

(b) The parties hereto (i) shall use their respective reasonable best efforts to cause the Merger to qualify, and will not take any action or cause any action to be taken which action would reasonably be expected to prevent the Merger from qualifying, for the Intended Tax Treatment and (ii) shall not take any tax reporting position inconsistent with the treatment of the Merger as a “reorganization” within the meaning of Section 368(a) of the Code for U.S. federal, state and other relevant Tax purposes, unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any similar state, local or non-U.S. Legal Requirement).

(c) Each of the parties hereto shall use its reasonable best efforts to obtain (i) the Parent Registration Statement Tax Opinion, (ii) the Company Registration Statement Tax Opinion, (iii) the Parent Closing Tax Opinion and (iv) the Company Closing Tax Opinion, including by (1) delivering to Latham & Watkins LLP (“Latham & Watkins”) and Baker Botts L.L.P. (“Baker Botts”) (or such other reputable law firm or firms of national standing that may be engaged to provide either Tax opinion) prior to the filing of the Form S-4 Registration Statement, tax representation letters substantially in the forms set forth in Part 4.9(c)(1) of the Company Disclosure Schedule and Part 4.9(c)(1) of the Parent Disclosure Schedule, respectively, and (2) delivering to Latham & Watkins and Baker Botts (or such other reputable law firm or firms of national standing), dated and executed as of the dates of such Tax opinions, tax representation letters in substantially the forms set forth in Part 4.9(c)(2) of the Company Disclosure Schedule and Part 4.9(c)(2) of the Parent Disclosure Schedule, respectively. Each of the parties hereto shall use its reasonable best efforts not to, and not permit any affiliate to, take or cause to be taken any action that would cause to be untrue (or fail to take or cause not to be taken any action which inaction would cause to be untrue) any of the representations and covenants made to counsel in the tax representation letters described in this Section 4.9(c).

4.10 Indemnification; Directors’ and Officers’ Insurance.

(a) For a period of no less than six (6) years after the Effective Time, Parent and the Surviving Corporation shall indemnify and hold harmless, and provide advancement of expenses to, all current or former directors and officers of the Company or any of its Subsidiaries, any Person who becomes a director or officer of the Company or any of its Subsidiaries prior to the Effective Time and any current or former director of officer of the Company or any of its Subsidiaries who is, was or at any time prior to the Effective Time does serve as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension plan or employee benefit plan at the request of or for the benefit of the Company or any of its Subsidiaries (together with their respective heirs and representatives, the “Indemnified Parties”) to the fullest extent permitted by applicable Legal Requirements in respect of acts or omissions occurring or alleged to have occurred at or prior to the Effective Time (including acts or omissions in connection with the approval of this Agreement and the consummation of the Merger and the related transactions), whether asserted or claimed prior to, at or after the Effective Time, in connection with such Persons serving as an officer or director of the Company or any of the Subsidiaries of the Company or, while a director or officer of the Company or any of its Subsidiaries, was serving at the request of the Company or any of the Subsidiaries of the Company as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension plan or employee benefit plan. The parties hereto agree that for six (6) years after the Effective Time (including acts or omissions in connection with the approval of this Agreement and the consummation of the Merger and the related transactions) all rights to elimination or limitation of liability, indemnification, exculpation or advancement of expenses for acts or omissions occurring or alleged to have occurred at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, now existing in favor of the Indemnified Parties as provided in the Organizational Documents of the Company or any of its Subsidiaries or in any written agreement between the Company or any of its Subsidiaries and such Person that is publicly filed or set forth in Part 4.10(a) of the Company Disclosure Schedule shall survive the Merger and shall continue in full force and effect. For six (6) years after the Effective Time, the Surviving Corporation shall cause to be maintained in effect the provisions in: (i) the Organizational Documents of the Company and each of the Subsidiaries of the Company; and (ii) any other agreements of the Company or any of the Subsidiaries of the Company with any Indemnified Party, in each case, regarding exculpation, elimination or limitation of liability, indemnification of officers and directors or other fiduciaries and advancement of expenses that are in existence on the date of this Agreement set forth in Part 4.10(a) of the Company Disclosure Schedule, and no such provision shall be amended, modified or repealed in any manner that would adversely affect the rights or protections thereunder of any such Indemnified Party in respect of acts or omissions occurring or alleged to have occurred at or prior to the Effective Time (including acts or omissions in connection with the approval of this Agreement and the consummation of the Merger and the related transactions) without the consent of such Indemnified Party.

(b) For a period of no less than six (6) years following the Effective Time, Parent and the Surviving Corporation shall cause to be maintained in effect the existing policy of the Company’s directors’ and officers’ liability insurance (or a comparable replacement policy) (the

“D&O Policy”) covering claims arising from facts or events that occurred at or prior to the Effective Time (including for acts or omissions occurring in connection with this Agreement and the consummation of the transactions contemplated by this Agreement) and covering each of the Company’s current directors and officers, in any case on terms with respect to coverage and amounts that are no less favorable than those terms in effect on the date of this Agreement; provided, however, that in no event shall Parent or the Surviving Corporation be required to expend in any one (1) year an amount in excess of 300% of the current annual premium paid by the Company (which annual premium is set forth in Part 4.10(b) of the Company Disclosure Schedule) for such insurance (such 300% amount, the “Maximum Annual Premium”); and provided further, however, that if the annual premium of such insurance coverage exceeds the Maximum Annual Premium, Parent and the Surviving Corporation shall be obligated to obtain a policy with the greatest comparable coverage available for a cost not exceeding the Maximum Annual Premium. Notwithstanding anything to the contrary in this Agreement, in lieu of Parent’s obligations under the first sentence of this Section 4.10(b), the Company may, or if the Company is unable to, Parent may on its behalf, prior to the Effective Time, purchase a six-year “tail” prepaid policy on the D&O Policy with an annual cost not in excess of the Maximum Annual Premium, and in the event that Parent or the Company shall purchase such a “tail” policy, Parent and the Surviving Corporation shall maintain such “tail” policy in full force and effect and continue to honor their respective obligations thereunder, in lieu of all other applicable obligations of Parent and the Surviving Corporation under the first sentence of this Section 4.10(b) for so long as such “tail” policy shall be maintained in full force and effect. Notwithstanding anything in this Section 4.10 to the contrary, if any Indemnified Party notifies Parent on or prior to the sixth anniversary of the Effective Time of a matter in respect of which such Person may seek indemnification pursuant to this Section 4.10, the provisions of this Section 4.10 that require the Surviving Corporation to indemnify and advance expenses shall continue in effect with respect to such matter until the final disposition of all claims, actions, investigations, suits and proceedings relating thereto.

(c) The obligations under this Section 4.10 shall not be terminated, amended or otherwise modified in such a manner as to adversely affect any Indemnified Party (or any other Person who is a beneficiary under the D&O Policy or the “tail” policy referred to in Section 4.10(b) and any of such Person’s heirs, executors, beneficiaries or representatives) without the prior written consent of such affected Indemnified Party or other Person who is a beneficiary under the D&O Policy or the “tail” policy referred to in Section 4.10(b) (and, after the death of any of the foregoing Persons, such Person’s heirs, executors, beneficiaries or representatives). Each of the Indemnified Parties or other Persons who are beneficiaries under the D&O Policy or the “tail” policy referred to in Section 4.10(b) (and, after the death of any of the foregoing Persons, such Person’s heirs and representatives) are intended to be third party beneficiaries of this Section 4.10, with full rights of enforcement as if a party thereto. The rights of the Indemnified Parties (and other Persons who are beneficiaries under the D&O Policy or the “tail” policy referred to in Section 4.10(b) (and their heirs and representatives)) under this Section 4.10 shall be in addition to, and not in substitution for, any other rights that such Persons may have under applicable Legal Requirements, the Organizational Documents of the Company or any of its Subsidiaries, any and all indemnification agreements of or entered into by the Company or any of its Subsidiaries, or applicable Legal Requirements (whether at law or in equity).

(d) In the event that Parent, the Surviving Corporation or any of their respective Subsidiaries (or any of their respective successors or assigns) (i) shall consolidate or merge with any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity or Person or effect any division or similar transaction, then in each case, to the extent necessary to protect the rights of the Indemnified Parties and other Persons who are beneficiaries under the D&O Policy or the “tail” policy referred to in Section 4.10(b) (and their respective heirs and representatives), proper provision shall be made so that the continuing or surviving corporation or entity (or its successors or assigns, if applicable) shall assume the obligations set forth in this Section 4.10. The provisions in the Surviving Corporation’s certificate of incorporation and bylaws, and the Organizational Documents of any Subsidiary of the Company, with respect to indemnification, advancement of expenses and exculpation of former or present directors and officers shall be no less favorable in the aggregate to such directors and officers than such provisions contained therein and in effect as of the date hereof, which provisions shall not be amended, repealed or otherwise modified (whether by merger, consolidation, division, operation of law or otherwise) for a period of six (6) years after the Effective Time in any manner that would adversely affect the rights thereunder of any such individuals.

4.11 Stockholder Litigation. The Company shall provide Parent with prompt written notice of, and copies of all pleadings and material correspondence relating to, any Legal Proceeding against the Company or any of its directors or officers by any holder of shares of Company Common Stock arising out of or relating to this Agreement or the transactions contemplated by this Agreement. The Company shall give Parent the opportunity to participate, at Parent’s sole cost and expense, in the defense, settlement, or compromise of any such Legal Proceeding (provided that the Company shall, subject to the Company’s consultation with Parent and good faith consideration of its views, control the defense, strategy and settlement thereof), and no such settlement or compromise shall be agreed to without the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed).

4.12 Stock Exchange Listing and Delisting. Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued in the Merger, including the shares of Parent Common Stock to be issued upon the exercise of converted Company Options and upon vesting and settlement of converted Company RSUs, to be approved for listing (subject to notice of issuance) on Nasdaq at or prior to the Effective Time. Prior to the Closing, the Company shall cooperate with Parent to cause the shares of Company Common Stock to be delisted from Nasdaq and deregistered under the Exchange Act as soon as practicable following the Effective Time.

4.13 Section 16 Matters. Prior to the Effective Time, the Parent Board and the Company Board, respectively, shall take all actions that may be required or appropriate to cause any dispositions of shares of Company Common Stock (including derivative securities with respect to shares of Company Common Stock) or acquisitions of Parent Common Stock (including derivative securities with respect to Parent Common Stock) in connection with the transactions contemplated by Section 1 by each individual who is, or as a result of the transactions contemplated by this Agreement will be, subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company or is, or will as a result of the transactions contemplated by this Agreement become, subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

4.14 Director Resignations. The Company shall use its best efforts to cause to be delivered to Parent prior to the Closing resignations of each director of the Company in office as of immediately prior to the Effective Time, in each case, conditioned and effective upon the Effective Time.

4.15 Takeover Statutes. If any antitakeover or similar statute or regulation is or may become applicable to the transactions contemplated by this Agreement, each of the parties hereto and its respective Board of Directors shall (a) grant any approvals and take all any actions necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and (b) otherwise act to eliminate or minimize the effects of any such statute or regulation on the transactions contemplated by this Agreement.

4.16 Acquisition Sub; Parent Vote.

(a) During the period from the date of this Agreement through the earlier of the Effective Time or the date of termination of this Agreement, Acquisition Sub shall not engage in any activities of any nature except as provided in or contemplated by this Agreement.

(b) Parent shall ensure that Acquisition Sub duly performs, satisfies and discharges on a timely basis each of the covenants, obligations and liabilities of Acquisition Sub under this Agreement, and Parent shall be jointly and severally liable with Acquisition Sub for the due and timely performance and satisfaction of each such covenant, obligation and liability.

(c) Immediately following the execution of this Agreement, Parent shall execute and deliver, in accordance with the DGCL and in its capacity as the sole stockholder of Acquisition Sub, a written consent adopting this Agreement.

4.17 Company Indebtedness.

(a) From and after the date of this Agreement and through the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with Section 6, the Company shall, and shall cause each of the Company Subsidiaries to, use its and their reasonable best efforts to, and cause its and their Representatives to, provide, after a request from Parent or any of its Representatives to do so (which request shall be made in Parent’s sole and absolute discretion), on a timely basis, such customary assistance and cooperation as is reasonably requested by Parent to obtain the Credit Agreement Amendment following the date hereof through the date that is the earlier of the Payoff Election Date and the Closing Date. Parent acknowledges and agrees that the obtaining of the Credit Agreement Amendment is not a condition to the Closing. The Company acknowledges on behalf of itself and the Company Subsidiaries that (i) if obtained, the effectiveness of the Credit Agreement Amendment may (in Parent’s discretion) be conditioned upon the occurrence of the Closing and Parent shall have no obligation to request, seek or otherwise obtain any amendment, waiver or modification to the Existing Company Credit Facility that would be effective prior to the Closing or that would have any effect if the Closing does not occur, and (ii) Parent shall have no obligation to request, seek or otherwise obtain the Credit Agreement Amendment.

(b) Parent shall, promptly upon request by the Company, reimburse the Company and the Company Subsidiaries for all reasonable and documented out-of-pocket costs paid to third parties (including reasonable attorneys’ fees) incurred in connection with any action taken by the Company or any Company Subsidiary pursuant to Section 4.17(a), whether or not either the Merger is consummated or this Agreement is terminated.

(c) Unless the Credit Facility Amendment has previously been obtained, at the written request of Parent at least ten (10) Business Days prior to the Closing Date (the date of delivery of such written request, the “Payoff Election Date”), the Company shall use reasonable best efforts to obtain from the administrative agent under the Existing Company Credit Facility, and deliver to Parent no less than two (2) Business Days prior to the Closing Date, a customary payoff letter signed by the administrative agent, (i) specifying all amounts owed under the Existing Company Credit Facility as of the Closing Date, as well as all other amounts required to fully pay off all of the Existing Company Credit Facility on the Closing Date, and (ii) agreeing that, upon receipt of the applicable payoff amount, (A) all outstanding obligations of the Company and the Company Subsidiaries arising under or related to the Existing Company Credit Facility shall be repaid and discharged in full (other than contingent indemnification obligations as to which no claim has been made) and (B) all Liens and guarantees such lender or holder may have in connection therewith shall be released.

(d) The Company shall use reasonable best efforts to obtain forgiveness of the PPP Loan prior to the Closing Date, including by (i) submitting on a timely and complete basis any documents related to discharge or forgiveness of the PPP Loan that may be requested by Bank of America or the SBA and (ii) reasonably cooperating in the event of any audit or inspection by a Governmental Entity in connection with the application for forgiveness of the PPP Loan.

4.18 Parent Equity Awards. Prior to the Effective Time, Parent shall take all actions reasonably necessary to cause the issuance of the Parent equity awards as described on Part 4.18 of the Company Disclosure Schedule.

SECTION 5. CONDITIONS TO EACH PARTY’S OBLIGATION TO EFFECT THE MERGER

5.1 Conditions Precedent to Each Party’s Obligations. The obligations of each party to effect the Merger and otherwise cause the transactions contemplated by this Agreement to be consummated are subject to the satisfaction or waiver, in whole or in part (to the extent permitted by applicable Legal Requirements), at or prior to the Closing, of each of the following conditions:

(a) Effectiveness of Registration Statement. The Form S-4 Registration Statement shall have become effective in accordance with the provisions of the Securities Act, no stop order shall have been issued by the SEC and shall remain in effect with respect to the Form S-4 Registration Statement, and no proceedings for that purpose shall have been commenced or be threatened in writing by the SEC that has not been withdrawn.

(b) Company Stockholder Approval. The Required Company Stockholder Vote shall have been obtained.

(c) Governmental Approvals. (i) All waiting periods (and any agreed upon extensions of any waiting period or commitment not to consummate the Merger for any period of time) applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated, and there shall be no agreement pending or in effect between Parent and any Governmental Entity not to close; (ii) all Approvals pursuant to the other Antitrust Laws identified in Part 5.1(c) of the Company Disclosure Schedule shall have been obtained and shall remain in full force and effect; and (iii) the consents identified in Part 5.1(c) of the Company Disclosure Schedule shall have been obtained and shall remain in full force and effect.

(d) Listing. The shares of Parent Common Stock to be issued pursuant to the Merger, including the shares of Parent Common Stock to be issued upon the exercise of converted Company Options and upon vesting of converted Company RSUs, shall have been approved for listing (subject to notice of issuance) on Nasdaq.

(e) No Restraints. No Legal Requirement or Order preventing, enjoining or making illegal the consummation of the Merger shall have been entered, issued or adopted by any Governmental Entity of competent jurisdiction and remain in effect (any such Legal Requirement or Order entered, issued or adopted by a Governmental Entity of competent jurisdiction, a “Relevant Legal Restraint”).

5.2 Additional Conditions Precedent to Parent’s Obligations. The obligation of Parent to cause the Merger to be effected and otherwise cause the transactions contemplated by this Agreement to be consummated are subject to the satisfaction or waiver by Parent, as of the Closing, of each of the following conditions:

(a) Accuracy of Representations (i) The representations and warranties of the Company contained in Section 2.3 (other than Section 2.3(f)) shall have been true and accurate, other than de minimis inaccuracies, at and as of the date hereof and shall be true and accurate, other than de minimis inaccuracies, at and as of the Closing Date as if made at and as of such time (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be true and accurate, other than de minimis inaccuracies, as of such particular date or period of time); (ii) the representations and warranties of the Company contained in Section 2.1(a) (first sentence only), Section 2.3(f), Section 2.4, Section 2.5, Section 2.6(a)(i), Section 2.20 and Section 2.23 shall have been true and accurate in all material respects at and as of the date hereof and shall be true and accurate in all material respects at and as of the Closing Date as if made at and as of such time (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be true and accurate in all material respects as of such particular date or period of time); provided, however, that, in the case of this clause (ii), for purposes of determining the accuracy of such representations and warranties, all materiality, “Company Material Adverse Effect” and similar qualifications set forth in such representations and warranties shall be disregarded; and (iii) the representations and warranties of the Company set forth in this Agreement (other than those representations and warranties referred to in the foregoing clauses (i) and (ii)) shall have been true and accurate in all respects at and as of the date hereof and shall be true and accurate in all respects at and as of the Closing Date as if made at and as of such time (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and accurate as of such particular date or period of time), except as, individually or in the aggregate has not constituted or resulted in or would not reasonably be expected to constitute or result in a Company Material Adverse Effect; provided, however, that, in the case of this clause (iii), for purposes of determining the accuracy of such representations and warranties, all materiality, “Company Material Adverse Effect” and similar qualifications set forth in such representations and warranties shall be disregarded.

(b) Performance of Covenants. The covenants in this Agreement that the Company is required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

(c) No Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Effects that, individually or in the aggregate, have constituted or resulted in, or would reasonably be expected to constitute or result in, a Company Material Adverse Effect.

(d) Certificate. Parent shall have received a certificate, dated as of the Closing Date and executed by the Chief Executive Officer or Chief Financial Officer of the Company, confirming that the conditions set forth in Section 5.2(a), Section 5.2(b) and Section 5.2(c) have been duly satisfied.

(e) Parent Closing Tax Opinion. Parent shall have received (i) the Parent Closing Tax Opinion and (ii) a copy of the Company Closing Tax Opinion.

5.3 Additional Conditions Precedent to the Company’s Obligations. The obligation of the Company to effect the Merger and otherwise consummate the transactions contemplated by this Agreement is subject to the satisfaction or waiver by the Company, as of the Closing, of each of the following conditions:

(a) Accuracy of Representations. (i) The representations and warranties of Parent contained in Section 3.3 shall have been true and accurate, other than de minimis inaccuracies, at and as of the date hereof and shall be true and accurate, other than de minimis inaccuracies, at and as of the Closing Date as if made at and as of such time (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be true and accurate, other than de minimis inaccuracies, as of such particular date or period of time); (ii) the representations and warranties of Parent and Acquisition Sub contained in Section 3.1(a) (first sentence only), Section 3.4, Section 3.5(a)(i), Section 3.9 and Section 3.11 shall have been true and accurate in all material respects at and as of the date hereof and shall be true and accurate in all material respects at and as of the Closing Date as if made at and as of such time (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be true and accurate in all material respects as of such particular date or period of time); provided, however, that, in the case of this clause (ii), for purposes of determining the accuracy of such representations and warranties, all materiality, “Parent Material Adverse Effect” and similar qualifications set forth in such representations and warranties shall be disregarded; and (iii) the representations and warranties of Parent and Acquisition Sub set forth in this Agreement (other than those representations and warranties referred to in the foregoing clauses (i) and (ii)) shall have been true and accurate in all respects at and as of the date hereof and shall be true and accurate in all respects at and as of the Closing Date as if made at and as of such time (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and accurate as of such particular date or period of time), except as, individually or in the aggregate, has not constituted or resulted in or would not reasonably be expected to constitute or result in a Parent Material Adverse Effect; provided, however, that, in the case of this clause (iii), for purposes of determining the accuracy of such representations and warranties, all materiality, “Parent Material Adverse Effect” and similar qualifications set forth in such representations and warranties shall be disregarded.

(b) Performance of Covenants. The covenants in this Agreement that Parent is required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

(c) No Parent Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Effects that, individually or in the aggregate, have constituted or resulted in, or would reasonably be expected to constitute or result in, a Parent Material Adverse Effect.

(d) Certificate. The Company shall have received a certificate, dated as of the Closing Date and executed by the Chief Executive Officer or Chief Financial Officer of Parent, confirming that the conditions set forth in Section 5.3(a), Section 5.3(b) and Section 5.3(c) have been duly satisfied.

(e) Company Closing Tax Opinion. The Company shall have received (i) the Company Closing Tax Opinion and (ii) a copy of the Parent Closing Tax Opinion.

SECTION 6. TERMINATION

6.1 Termination. This Agreement may be terminated and the Merger may be abandoned:

(a) by mutual written consent of Parent and the Company at any time prior to the Effective Time;

(b) by Parent or the Company if the Merger shall not have been consummated by the close of business on September 30, 2021 (the “End Date”); provided, that if any of the conditions to the Closing set forth in Section 5.1(c) or Section 5.1(e) (solely if the applicable Relevant Legal Restraint relates to any Antitrust Laws or Communications Laws) has not been satisfied or waived on or prior to the close of business on the End Date but all other conditions to Closing set forth in Sections 5.1, 5.2 and 5.3 have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing, so long as such conditions are reasonably capable of being satisfied if the Closing were to occur on the End Date) or waived, the End Date will be automatically extended, without any action on the part of any party hereto, to December 31, 2021 and, if so extended, such date shall be the “End Date”; provided, further, that if the satisfaction of the last to be satisfied or waived of the conditions set forth in Section 5 (other than those conditions that by their nature are to be satisfied at the Closing, so long as such conditions are reasonably capable of being satisfied if the Closing were to occur on the End Date) occurs less than two (2) Business Days prior to the End Date, the End Date shall be deemed extended to the extent necessary to permit the Closing to occur; and provided, further, that a party shall not be permitted to terminate this Agreement pursuant to this Section 6.1(b) if the material breach by such party (or any Affiliate of such party) of any of such party’s obligation under this Agreement shall have materially contributed to the failure of the Effective Time to have occurred on or before the End Date;

(c) by Parent or the Company at any time prior to the Effective Time if a Relevant Legal Restraint permanently preventing, enjoining or making illegal the consummation of the Merger shall have become final and non-appealable; provided, that the party seeking to terminate the Agreement shall have used reasonable best efforts to prevent the entry of and to remove such Relevant Legal Restraint in accordance with Section 4.5; provided, further, that a party shall not be permitted to terminate this Agreement pursuant to this Section 6.1(c) if the material breach by such party (or any Affiliate of such party) of any of such party’s obligation under this Agreement shall have been the primary cause of, or primarily resulted in, the issuance or continued existence of such Relevant Legal Restraint;

(d) by Parent at any time prior to obtaining the Required Company Stockholder Vote if (i) the Company Board shall have failed to include the Company Board Recommendation in the Proxy Statement/Prospectus or shall have made a Company Change in Recommendation or (ii) in the event the Company shall have materially breached Section 4.2 or Section 4.4;

(e) by the Company, at any time prior to obtaining the Required Company Stockholder Vote, in the event that (i) the Company Board shall have authorized the Company to enter into a definitive agreement relating to a Company Superior Proposal; (ii) concurrently with the termination of this Agreement, the Company enters into the definitive agreement relating to a Company Superior Proposal and pays Parent the Termination Fee payable to Parent pursuant to Section 6.3(a); and (iii) the Company has not materially breached the provisions of Section 4.2 and Section 4.4;

(f) by either Parent or the Company if: (i) the Company Stockholder Meeting (including any adjournments and postponements thereof) shall have been held and completed and (ii) the Required Company Stockholder Vote shall not have been obtained;

(g) by Parent if: (i) any of the Company’s representations and warranties contained in this Agreement shall be inaccurate such that the condition set forth in Section 5.2(a) would not be satisfied; or (ii) any of the Company’s covenants contained in this Agreement shall have been breached such that the condition set forth in Section 5.2(b) would not be satisfied; provided, however, that for purposes of clauses (i) and (ii) above, if an inaccuracy in any of the Company’s representations and warranties or a breach of a covenant of the Company is curable by the Company by the End Date and the Company is continuing to exercise its reasonable best efforts to cure such inaccuracy or breach, then Parent may not terminate this Agreement under this Section 6.1(g) on account of such inaccuracy or breach unless such inaccuracy or breach shall remain uncured for a period of thirty (30) days commencing on the date that the Company receives written notice of such inaccuracy or breach from Parent; provided, further, that Parent shall not have the right to terminate this Agreement pursuant to this Section 6.1(g) if Parent is then in breach of any of its representations, warranties or agreements contained in this Agreement, which breach would give rise to the failure of a condition set forth in Section 5.3(a) or Section 5.3(b); or

(h) by the Company if: (i) any of Parent’s representations and warranties contained in this Agreement shall be inaccurate such that the condition set forth in Section 5.3(a) would not be satisfied; or (ii) any of Parent’s covenants contained in this Agreement shall have been breached such that the condition set forth in Section 5.3(b) would not be satisfied; provided, however, that for purposes of clauses (i) and (ii) above, if an inaccuracy in any of Parent’s representations and warranties or a breach of a covenant of Parent is curable by Parent by the End Date and Parent is continuing to exercise its reasonable best efforts to cure such inaccuracy or breach, then the Company may not terminate this Agreement under this Section 6.1(h) on account of such inaccuracy or breach unless such inaccuracy or breach shall remain uncured for a period of thirty (30) days commencing on the date that Parent receives written notice of such inaccuracy or breach from the Company; provided, further, that the Company shall not have the right to terminate this Agreement pursuant to this Section 6.1(h) if the Company is then in breach of any of its representations, warranties or agreements contained in this Agreement, which breach would give rise to the failure of a condition set forth in Section 5.2(a) or Section 5.2(b).

The party seeking to terminate this Agreement pursuant to this Section 6.1 shall give written notice of such termination to the other parties in accordance with Section 7.8, specifying the provision of this Agreement pursuant to which such termination is effected.

6.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 6.1, this Agreement shall be of no further force or effect with no liability to any Person on the part of any party to this Agreement (or any of its Representatives or Affiliates); provided, however, that: (a) the last sentence of Section 4.6(a), this Section 6.2, Section 6.3 and Section 7 shall survive the termination of this Agreement and shall remain in full force and effect; and (b) subject to Section 6.3(c), the termination of this Agreement shall not relieve any party from any liability for any fraud or any willful breach of this Agreement. The Non-Disclosure Agreement shall not be affected by a termination of this Agreement.

6.3 Termination Fees.

(a) If this Agreement is terminated by the Company pursuant to Section 6.1(e), by Parent pursuant to Section 6.1(d), or by either Parent or the Company pursuant to Section 6.1(b) or Section 6.1(f) at a time when Parent would have been entitled to terminate this Agreement pursuant to Section 6.1(d), then, within two (2) Business Days after the termination of this Agreement (or, in the case of a termination pursuant to Section 6.1(e), at or prior to termination), the Company shall cause to be paid to Parent the Termination Fee.

(b) If this Agreement is terminated by Parent or the Company pursuant to Section 6.1(f), or by Parent pursuant to Section 6.1(g) (or by the Company or Parent pursuant to Section 6.1(b) at any time when this Agreement could have been terminated pursuant to Section 6.1(f)) and: (i) at or prior to the date of such termination, any Person shall have publicly announced an intention to make a Company Acquisition Proposal, or a Company Acquisition Proposal shall have been publicly disclosed, announced, commenced, submitted or made and shall not have been publicly withdrawn at least five (5) Business Days prior to the date of such termination; and (ii) on or prior to the date that is twelve (12) months following the termination of this Agreement, either (A) a Company Acquisition Transaction is consummated or (B) a definitive agreement relating to a Company Acquisition Transaction is entered into by the Company (it being understood that, for purposes of this clause “(B),” each reference to “twenty percent (20%)” in the definition of “Company Acquisition Transaction” in Exhibit A shall be deemed to be a reference to “fifty percent (50%)”), then, within two (2) Business Days after the earlier of the consummation of such Company Acquisition Transaction or entering into a definitive agreement relating to a Company Acquisition Transaction, the Company shall cause to be paid to Parent the Termination Fee.

(c) Any Termination Fee due and payable by the Company under this Section 6.3 shall be paid by wire transfer of immediately available funds to an account designated in writing by Parent. For the avoidance of doubt, the Termination Fee shall be payable by the Company only once and not in duplication even though the Termination Fee may be payable by the Company under one or more provisions hereof. If the Company fails to pay the Termination Fee when due and payable by the Company, then the Company shall pay to Parent interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to Parent) at a rate per annum equal to the “prime rate” (as published in The Wall Street Journal) in effect on the date such amount was originally required to be paid, and the Company shall pay the costs and expenses (including reasonable legal fees and expenses) in connection with any action, including the filing of any lawsuit or other legal action, taken by Parent to collect payment. The parties agree that if the Termination Fee becomes payable by, and is paid by, the Company, then such Termination Fee shall be Parent’s sole and exclusive remedy for damages against the Company and its Affiliates and its and their Representatives in connection with this Agreement; provided, that nothing contained herein shall relieve any party from liability for fraud with respect to the representations and warranties of the Company expressly set forth in Section 2.

(d) Each of the parties acknowledges that the agreements contained in this Section 6.3 are an integral part of the transactions contemplated by this Agreement, and that without these agreements the parties would not enter into this Agreement.

SECTION 7.	MISCELLANEOUS PROVISIONS

7.1 Amendment. This Agreement may be amended at any time prior to the Effective Time (whether before or after receipt of the Required Company Stockholder Vote) by an instrument in writing signed on behalf of each of the parties hereto; provided, however, that after the Required Company Stockholder Vote has been received, no amendment shall be made which by applicable Legal Requirement or regulation of Nasdaq requires further approval of the stockholders of the Company without the further approval of such stockholders.

7.2 Waiver.

(a) Except as otherwise provided in this Agreement, any failure of any of the parties to comply with any obligation, covenant, agreement or condition herein may be waived by the party or parties entitled to the benefits thereof only by a written instrument signed by the party granting such waiver. Any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

(b) No failure on the part of any party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy. No single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

7.3 No Survival of Representations and Warranties. None of the representations and warranties contained in this Agreement, or contained in any certificate, schedule or document delivered pursuant to this Agreement or in connection with any of the transactions contemplated by this Agreement, shall survive the Effective Time. This Section 7.3 shall not limit any covenant or agreement contained in this Agreement that by its terms is to be performed in whole or in part after the Effective Time.

7.4 Entire Agreement; Non-Reliance; Third-Party Beneficiaries.

(a) This Agreement, the Company Disclosure Schedule, the Parent Disclosure Schedule, the Non-Disclosure Agreement, and the Support Agreement constitute the entire agreement and supersede all prior and contemporaneous agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter hereof and thereof.

(b) Without limiting the generality of Section 7.4(a), except for the representations and warranties expressly contained in Section 2, Parent and Acquisition Sub acknowledge and agree that the Company has not made and is not making any representations or warranties, express or implied, whatsoever regarding the subject matter of this Agreement, that none of Parent, Acquisition Sub, any Parent Subsidiary, any of their respective Affiliates or any of their respective Representatives is relying on, and none of the foregoing has relied on, in connection with each of Parent and Acquisition Sub’s entry into this Agreement and agreement to consummate the transactions contemplated hereby or otherwise, any representations or warranties, express or implied, whatsoever regarding the Company, any of its Affiliates, any of their respective Representatives, any other subject matter of this Agreement or any other matter, express or implied, except for the representations and warranties expressly set forth in Section 2 of this Agreement, and that none of the Company, any of its Representatives or any other Person has made or is making any representations or warranties, express or implied, whatsoever regarding the Company, any of its Affiliates, any of their respective Representatives, any other subject matter of this Agreement or any other matter.

(c) Without limiting the generality of Section 7.4(a), except for the representations and warranties expressly contained in Section 3, the Company acknowledges and agrees that Parent has not made and is not making any representations or warranties, express or implied, whatsoever regarding the subject matter of this Agreement, that none of the Company, its Subsidiaries or any of their respective Representatives is relying on, and none of the foregoing has relied on, in connection with the Company’s entry into this Agreement and agreement to consummate the transactions contemplated hereby or otherwise, any representations or warranties, express or implied, whatsoever regarding Parent, any of its Affiliates, any of their respective Representatives, any other subject matter of this Agreement or any other matter, express or implied, except for the representations and warranties expressly set forth in Section 3 of this Agreement, and that none of

Parent, any of its Representatives or any other Person has made or is making any representations or warranties, express or implied, whatsoever regarding Parent, any of its Affiliates, any of their respective Representatives, any other subject matter of this Agreement or any other matter.

(d) Parent, the Company and Acquisition Sub agree that their respective representations and warranties set forth in this Agreement are solely for the benefit of the other parties hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than Parent, the Company, and Acquisition Sub and their respective successors, legal representatives and permitted assigns any rights or remedies, express or implied, hereunder, including the right to rely upon the representations and warranties set forth in this Agreement, except as set forth in Section 7.7. The representations and warranties in this Agreement are the product of negotiations among the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties in accordance with this Agreement without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties of risks associated with particular matters regardless of the knowledge of any of the parties. Consequently, Persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

7.5 Applicable Law; Jurisdiction.

(a) This Agreement is made under, and shall be construed and enforced in accordance with, the laws of the State of Delaware applicable to agreements made and to be performed solely therein, without giving effect to principles of conflicts of law. Each of the parties hereto: (i) consents to and submits to the exclusive personal jurisdiction of the Court of Chancery of the State of Delaware or, if that court does not have jurisdiction, a federal court sitting in Delaware in any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement; (ii) agrees that all claims in respect of such action or proceeding shall be heard and determined in any such court; (iii) shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; and (iv) shall not bring any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement in any other court. Each of the parties hereto waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety or other security that might be required of any other Person with respect thereto.

(b) EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LEGAL REQUIREMENTS ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. Each of the parties hereto acknowledges that it and the other parties have been induced to enter into this Agreement and the transactions contemplated by this Agreement, as applicable, by, among other things, the mutual waivers and certifications in this Section 7.5.

7.6 Payment of Expenses. Whether or not the Merger is consummated, except as expressly set forth herein, each party hereto shall pay its own expenses incident to preparing for, entering into and carrying out this Agreement and the transactions contemplated hereby.

7.7 Assignability; Parties in Interest. This Agreement shall be binding upon, and shall be enforceable by and inure to the benefit of, the parties hereto and their respective successors and permitted assigns. This Agreement shall not be assignable by any party, in whole or in part, by operation of law or otherwise, without the express prior written consent of the other parties hereto. Except for the provisions of Section 1 (which, from and after the Effective Time, shall be for the benefit of Persons who are holders of shares of Company Common Stock immediately prior to the Effective Time and holders of Company Options and Company RSUs) and Section 4.10 (which, from and after the Effective Time shall be for the benefit of the Indemnified Parties and the other Persons identified therein), nothing in this Agreement (including Section 4.8), express or implied, is intended to or shall confer upon any Person, other than the parties hereto, any right, benefit or remedy of any nature.

7.8 Notices. Any notice or other communication required or permitted to be delivered to any party under this Agreement shall be in writing and shall be deemed properly given and made as follows: (a) if sent by registered or certified mail in the United States, return receipt requested, then such communication shall be deemed duly given and made upon receipt; (b) if sent by nationally recognized overnight air courier (such as DHL or Federal Express), then such communication shall be deemed duly given and made two (2) Business Days after being sent; (c) if sent by electronic mail, when transmitted (provided that the transmission of the email is promptly confirmed by telephone or response email); and (d) if otherwise actually personally delivered to a duly authorized representative of the recipient, then such communication shall be deemed duly given and made when delivered to such authorized representative, provided that such notices, requests, demands and other communications are delivered to the address set forth below, or to such other address as any party shall provide by like notice to the other parties to this Agreement:

if to Parent or Acquisition Sub:

Viasat, Inc.

6155 El Camino Real

Carlsbad, CA 92009

Attention: Robert Blair, Vice President, General Counsel and Secretary

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP

12670 High Bluff Drive

San Diego, California 92130

Attention: Craig M. Garner

Email: craig.garner@lw.com

if to the Company:

RigNet, Inc.

15115 Park Row Blvd, Suite 300

Houston, Texas 77084

Attention:   General Counsel

Email:         legaldesk@rig.net

with a copy (which shall not constitute notice) to:

Baker Botts L.L.P.

910 Louisiana Street

Houston, Texas 77002

Attention: Edward Rhyne

James B. Marshall

Email:   edward.rhyne@bakerbotts.com

              james.marshall@bakerbotts.com

7.9 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.

7.10 Counterparts. This Agreement may be executed and delivered (including by facsimile or other form of electronic transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. The exchange of a fully executed Agreement (in counterparts or otherwise) by facsimile or other electronic delivery shall be sufficient to bind the parties to the terms and conditions of this Agreement.

7.11 Specific Performance. Each of the parties hereto agrees that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that, in addition to any other remedy that a party hereto may have under law or in equity, in the event of any breach or threatened breach by Parent, Acquisition Sub or the Company of any covenant or obligation of such party contained in this Agreement, the other parties shall be entitled to obtain: (i) an Order of specific performance to enforce the observance and performance of such covenant; and (ii) an injunction restraining such breach or threatened breach. In the event that any action is brought in equity to enforce the provisions of this Agreement, no party hereto shall allege, and each party hereto hereby waives the defense or counterclaim, that there is an adequate remedy at law. Each party hereto further agrees that no other party hereto or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 7.11, and each party hereto irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

7.12 Disclosure Schedules.

(a) The Company Disclosure Schedule has been arranged, for purposes of convenience only, in separate sections and subsections corresponding to the Sections and subsections of Section 2 and, as applicable, Section 4. Any information set forth in any subsection of Part 2 of the Company Disclosure Schedule shall be deemed to be disclosed and incorporated by reference in each of the other subsections of Part 2 of the Company Disclosure Schedule as though fully set forth in such other subsections to the extent it is reasonably apparent on its face that such disclosure also qualifies or applies to such other subsections (whether or not specific cross-references are made). No reference to or disclosure of any item or other matter in the Company Disclosure Schedule shall be construed, in and of itself, as an admission or indication that such item or other matter is material or that such item or other matter is required to be referred to or disclosed in the Company Disclosure Schedule. The information set forth in the Company Disclosure Schedule is disclosed solely for purposes of this Agreement, and no information set forth therein shall be deemed, in and of itself, to be an admission by any party hereto to any third party of any matter whatsoever, including any violation of Legal Requirement or breach of any Contract.

(b) The Parent Disclosure Schedule has been arranged, for purposes of convenience only, in separate sections and subsections corresponding to the Sections and subsections of Section 3 and, as applicable, Section 4. Any information set forth in any subsection of Part 3 of the Parent Disclosure Schedule shall be deemed to be disclosed and incorporated by reference in each of the other subsections of Part 3 of the Parent Disclosure Schedule as though fully set forth in such other subsections to the extent it is reasonably apparent on its face that such disclosure also qualifies or applies to such other subsections (whether or not specific cross-references are made). No reference to or disclosure of any item or other matter in the Parent Disclosure Schedule shall be construed, in and of itself, as an admission or indication that such item or other matter is material or that such item or other matter is required to be referred to or disclosed in the Parent Disclosure Schedule. The information set forth in the Parent Disclosure Schedule is disclosed solely for purposes of this Agreement, and no information set forth therein shall be deemed, in and of itself, to be an admission by any party hereto to any third party of any matter whatsoever, including any violation of Legal Requirement or breach of any Contract.

7.13 Construction.

(a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders. If a term is defined as one part of speech, it shall have a corresponding meaning when used as another part of speech.

(b) The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(c) As used in this Agreement, (i) the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation” and (ii) the words “hereof,” “hereby,” “herein,” “hereunder” and similar terms in this Agreement shall refer to this Agreement as a whole and not any particular section or article in which such words appear.

(d) For purposes of this Agreement, any reference to a Legal Requirement shall include any rules and regulations promulgated thereunder.

(e) Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits,” “Annexes” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits, Annexes and Schedules to this Agreement.

(f) All references in this Agreement to “$” are intended to refer to United States dollars.

(g) The table of contents and headings to this Agreement are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions of this Agreement. The Exhibits, Schedules and Annexes attached to this Agreement constitute a part of this Agreement and are incorporated herein for all purposes.

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Parent and Acquisition Sub have caused this Agreement to be executed as of the date first written above.

VIASAT, INC.
a Delaware corporation

By:	/s/ Robert Blair
Name:	Robert Blair
Title:	Vice President, General Counsel and Secretary

ROYAL ACQUISITION SUB, INC.
a Delaware corporation

By:	/s/ Shawn Duffy
Name:	Shawn Duffy
Title:	Director, Secretary and Treasurer

SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER

The Company has caused this Agreement to be executed as of the date first written above.

RIGNET, INC.
a Delaware corporation

By:	/s/ Steven E. Pickett
Name:	Steven E. Pickett
Title:	Chief Executive Officer and President

SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER

EXHIBIT A

CERTAIN DEFINITIONS

For purposes of the Agreement (including this Exhibit A):

“Acquisition Sub” shall have the meaning set forth in the Preamble.

A Person shall be deemed to be an “Affiliate” of another Person if such Person directly or indirectly controls, is directly or indirectly controlled by or is directly or indirectly under common control with such other Person.

“Agreement” shall mean the Agreement and Plan of Merger to which this Exhibit A is attached, together with this Exhibit A and each of the other Schedules and Exhibits hereto, as such Agreement and Plan of Merger (including this Exhibit A and the other Schedules and Exhibits hereto) may be amended from time to time.

“Anti-Corruption Laws” shall have the meaning set forth in Section 2.14(a).

“Antitrust Laws” shall have the meaning set forth in Section 4.5(a).

“Assumed Company Option” shall have the meaning set forth in Section 1.7(a).

“Assumed Company RSU Award” shall have the meaning set forth in Section 1.7(b).

“Average Parent Stock Price” shall mean the average of the volume weighted average trading prices per share of Parent Common Stock on Nasdaq (as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source mutually selected by the parties) on each of the five (5) consecutive Trading Days ending on (and including) the Trading Day that is three (3) Trading Days prior to the date of the Effective Time (as adjusted as appropriate to reflect any stock splits, stock dividends, combinations, reorganizations, reclassifications or similar events).

“Baker Botts” shall the meaning set forth in Section 4.9(c).

“Bank of America” shall mean Bank of America, N.A.

“Business Day” shall mean any day other than a Saturday, a Sunday or other day on which the SEC or banking institutions in the City of New York are authorized or required by Legal Requirements to be closed.

“CARES Act” shall mean Coronavirus Aid, Relief, and Economic Security Act, Pub.L. 116–136 (116th Cong.) (Mar. 27, 2020).

“Certificate of Merger” shall have the meaning set forth in Section 1.2.

“Closing” shall have the meaning set forth in Section 1.2.

“Closing Date” shall have the meaning set forth in Section 1.2.

“Code” shall mean the United States Internal Revenue Code of 1986, as amended.

“Commonly Controlled Entity” shall mean any entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the entity, trade or business that is a member of the same “controlled group” as the Company, pursuant to Section 4001(a)(14).

“Communications Law” shall mean any statute, law, rule, regulation, code, ordinance, order, decree, judgment, injunction, notice, binding agreement, or similar instrument of authority issued, promulgated, or entered into by the FCC, a state public utility or public service commission, USAC, or any other Governmental Entity that regulates (i) the provision of communications, telecommunications, information, or video services, or (ii) the use of radiofrequency spectrum.

“Company” shall have the meaning set forth in the Preamble.

“Company 401(k) Plan” shall have the meaning set forth in Section 4.8(d).

“Company Acquisition Proposal” shall mean any bona fide offer, indication of interest or proposal (other than an offer or proposal made or submitted by or on behalf of Parent or any of its Subsidiaries) contemplating or otherwise relating to any Company Acquisition Transaction.

“Company Acquisition Transaction” shall mean any transaction or series of related transactions (other than the Merger) involving:

(a) any merger, consolidation, amalgamation, share exchange, business combination, joint venture, reorganization or other similar transaction involving the Company;

(b) any transaction (i) in which any Person or “group” (as defined in the Exchange Act and the rules thereunder) of Persons acquires beneficial or record ownership of securities (or instruments convertible into or exercisable or exchangeable for, such securities) representing twenty percent (20%) or more of the outstanding voting power of the Company; or (ii) in which the Company or any of its Subsidiaries issues securities (or instruments convertible into or exercisable or exchangeable for, such securities) representing twenty percent (20%) or more of the outstanding voting power of the Company (after giving effect to such transaction);

(c) any sale, exchange, transfer, acquisition or disposition of twenty percent (20%) or more of the consolidated assets (including equity securities of Subsidiaries of the Company) of the Company and its Subsidiaries, taken as a whole, or of any business or businesses (or the assets of any business or businesses, including equity securities of any Subsidiaries of the Company) that constitute or account for twenty percent (20%) or more of the consolidated net revenues or net income of the Company and its Subsidiaries, taken as a whole;

(d) any tender offer or exchange offer that if consummated would result in any Person or “group” (as defined in the Exchange Act and the rules thereunder) of Persons acquiring beneficial or record ownership of securities (or instruments convertible into or exercisable or exchangeable for such securities) representing twenty percent (20%) or more of the outstanding voting power of the Company;

(e) any combination of the foregoing types of transactions if the sum of the percentage of the voting power of the Company or of the consolidated net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole, involved is twenty percent (20%) or more; or

(f) any combination of the foregoing types of transactions if such transaction(s) involve Intelie (whether or not such transaction(s) involve twenty percent (20%) or more of the percentage of the voting power of the Company or of the consolidated net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole).

“Company Board” shall mean the board of directors of the Company.

“Company Board Recommendation” shall have the meaning set forth in Section 2.4.

“Company Book-Entry Shares” shall have the meaning set forth in Section 1.8(b).

“Company Capitalization Date” shall have the meaning set forth in Section 2.3(a).

“Company Change in Recommendation” shall have the meaning set forth in Section 4.4(b).

“Company Closing Tax Opinion” shall mean a written opinion from Baker Botts, or such other reputable law firm of national standing, reasonably acceptable to the Company (or if any such counsel is unable to deliver such opinion, Latham & Watkins), dated as of the Closing Date, based on the facts, representations, assumptions and exclusions set forth or described in such opinion, to the effect that the Merger will qualify for the Intended Tax Treatment (and if from Baker Botts, substantially in the form set forth in Part 4.9(c)(2) of the Company Disclosure Schedule). In rendering such opinion, Baker Botts (or such other reputable law firm of national standing) shall be entitled to rely upon customary assumptions, representations, warranties and covenants reasonably satisfactory to it, including representations set forth in certificates of officers of Parent and the Company, in substantially the forms set forth in Part 4.9(c)(2) of the Parent Disclosure Schedule and Part 4.9(c)(2) of the Company Disclosure Schedule.

“Company Common Stock” shall mean the common stock, par value $0.001 per share, of the Company.

“Company Disclosure Schedule” shall have the meaning set forth in the introductory paragraph of Section 2.

“Company Equity Agreements” shall mean the Company Equity Plans (together with all grant agreements evidencing the Company Options and Company RSUs).

“Company Equity Awards” shall mean the Company Options and awards of Company RSUs.

“Company Equity Plans” shall mean the Company’s 2006 Long-Term Incentive Plan, the Company’s 2010 Omnibus Incentive Plan, as amended, the Company’s 2019 Omnibus Incentive Plan, and each of the following award agreements evidencing an inducement award: (i) that certain Nonqualified Stock Option Award Agreement, by and between the Company and Errol Olivier, effective as of January 8, 2020; (ii) that certain Performance Unit Award Agreement, by and between the Company and Errol Olivier, effective as of January 8, 2020, containing a one-year performance period; (iii) that certain Performance Unit Award Agreement, by and between the Company and Errol Olivier, effective as of January 8, 2020, containing a three-year performance period; and (iv) that certain Restricted Stock Unit Award Agreement, by and between the Company and Errol Olivier, effective as of January 8, 2020.

“Company Financial Advisor” shall have the meaning set forth in Section 2.22.

“Company Intervening Event” shall have the meaning set forth in Section 4.4(d).

“Company IP” shall mean all Company Owned IP and Company Licensed IP.

“Company IP License” shall mean any Out-Bound License or In-Bound License.

“Company Lease Documents” shall have the meaning set forth in Section 2.10(c).

“Company Leased Real Property” shall have the meaning set forth in Section 2.10(c).

“Company Licensed IP” shall mean all Third Party Intellectual Property licensed to the Company under an In-Bound License.

“Company Material Adverse Effect” shall mean any state of facts, circumstance, condition, event, change, development, occurrence, result, effect, action or omission (each, an “Effect”) that, individually or in the aggregate with any one or more other Effects, (i) results in a material adverse effect on the business, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole or (ii) prevents, materially impairs, materially impedes or materially delays the consummation of the Merger and the other transactions contemplated hereby on or before the End Date; provided, however, that with respect to clause (i) only, no Effect to the extent resulting or arising from any of the following, shall, to such extent, be deemed to constitute, or be taken into account in determining the occurrence of, a Company Material Adverse Effect: (A) general economic, political, business, financial or market conditions; (B) any outbreak, continuation or escalation of any military conflict, declared or undeclared war, armed hostilities, or acts of foreign or domestic terrorism; (C) any pandemic (including the SARS-CoV-2 virus and COVID-19 disease), epidemic, plague, or other outbreak of illness or public health event, hurricane, flood, tornado, earthquake or other natural disaster or act of God; (D) any failure by the Company or any of its Subsidiaries to meet any internal or external projections or forecasts or any decline in the price or trading volume of Company Common Stock (but excluding, in each case, the underlying causes of such failure or decline, as applicable, which may themselves constitute or be taken into account in determining whether there has been, or would be, a Company Material Adverse Effect); (E) the public announcement or pendency of the Merger and the other transactions contemplated hereby; (F) changes in applicable Legal Requirements; (G) changes in GAAP or any other applicable accounting standards; or (H) any action expressly required to be taken by the Company pursuant to the terms of the Agreement or at the express written direction or consent of

Parent; provided, further, that any Effect relating to or arising out of or resulting from any change or event referred to in clause (A), (B), (C), (F) or (G) above may constitute, and be taken into account in determining the occurrence of, a Company Material Adverse Effect to the extent that such change or event has a disproportionate impact (but solely to the extent of such disproportionate impact) on the Company and its Subsidiaries as compared to other participants that operate in the industry in which the Company and its Subsidiaries operate.

“Company Options” shall mean options to purchase shares of Company Common Stock from the Company.

“Company Owned IP” shall mean all Intellectual Property owned, or purported to be owned by the Company or any Company Subsidiary.

“Company Owned Real Property” shall have the meaning set forth in Section 2.10(b).

“Company Permits” shall have the meaning set forth in Section 2.12(b).

“Company Permitted Encumbrances” shall mean: (a) Liens for Taxes or governmental assessments, charges or claims of payment not yet due and payable or which are being contested in good faith by appropriate proceedings; (b) vendors’, mechanics’, materialmen’s, carriers’, workers’, construction and other similar Liens arising or incurred in the ordinary course of business or with respect to liabilities that are not yet due and payable or, if due, are not delinquent or are being contested in good faith by appropriate proceedings; (c) encumbrances or imperfections of title relating to liabilities for which appropriate reserves have been established and are reflected in the Most Recent Company Balance Sheet or imposed or promulgated by applicable Legal Requirements, including zoning, entitlement, building codes, or other Legal Requirements with respect to land use, which, in the case of the Company Real Property, are not violated by the current use or occupancy thereof; (d) Liens, pledges or encumbrances arising from or otherwise relating to transfer restrictions under the securities laws of any jurisdiction; (e) non-exclusive licenses of Intellectual Property granted in the ordinary course of business; (f) Liens, encumbrances or imperfections of title which do not and would not reasonably be expected to, individually or in the aggregate, materially impair the use of, or materially detract from the value of, the subject property as used by the Company and its Subsidiaries and (g) Liens arising under any Company indentures or the Existing Company Credit Facility.

“Company Plan” shall mean each “employee benefit plan” (within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA) and each employment, consulting, severance, termination, retention, change-in-control or similar contract, plan, arrangement or policy and each other plan or arrangement (written or oral) providing for compensation, bonuses or other incentive compensation, profit-sharing, stock options, restricted stock, deferred stock, performance stock, stock appreciation rights, phantom stock or other stock or equity-related rights, deferred compensation, vacation or paid-time-off, insurance (including any self-insured arrangements), health or medical benefits, retiree medical benefits, dental or vision benefits, employee assistance program, life, accident, disability or sick leave benefits, other welfare fringe benefits, workers’ compensation, supplemental unemployment benefits, severance benefits and post-employment or retirement benefits (including compensation, pension, health, medical or life insurance benefits) which is maintained, administered, participated in or contributed to by the

Company or any Company Subsidiary or any Commonly Controlled Entity, or with respect to which the Company or any Company Subsidiary has or may reasonably be expected to have any liability (whether actual or contingent, direct or direct).

“Company Products” shall mean any and all products and services that are or have been since January 1, 2018 marketed, offered, sold, licensed, provided or distributed by the Company or any Company Subsidiary.

“Company Real Property” shall have the meaning set forth in Section 2.10(c).

“Company Registered IP” shall mean Company IP that is Registered IP.

“Company Registration Statement Tax Opinion” shall mean a written opinion from Baker Botts, or such other reputable law firm of national standing, reasonably acceptable to the Company (or if any such counsel is unable to deliver such opinion, Latham & Watkins), dated as of such date as may be required by the SEC in connection with the filing of the Form S-4 Registration Statement, based on the facts, representations, assumptions and exclusions set forth or described in such opinion to the effect that the Merger will qualify for the Intended Tax Treatment (and if from Baker Botts, substantially in the form set forth in Part 4.9(c)(1) of the Company Disclosure Schedule). In rendering such opinion, Baker Botts (or such other reputable law firm of national standing) shall be entitled to rely upon customary assumptions, representations, warranties and covenants reasonably satisfactory to it, including representations set forth in certificates of officers of Parent and the Company, in substantially the forms set forth in Part 4.9(c)(1) of the Parent Disclosure Schedule and Part 4.9(c)(1) of the Company Disclosure Schedule.

“Company Returns” shall have the meaning set forth in Section 2.15(a)(i).

“Company RSUs” shall mean restricted stock units representing the right to vest in and be issued shares of Company Common Stock by the Company that are subject to vesting restrictions based on continuing service or based on performance.

“Company SEC Documents” shall have the meaning set forth in Section 2.7(a).

“Company Stock Certificates” shall have the meaning set forth in Section 1.8(b).

“Company Stockholder Meeting” shall have the meaning set forth in Section 4.4(a).

“Company Subsidiary” shall mean any direct or indirect Subsidiary of the Company.

“Company Superior Proposal” shall mean any bona fide, unsolicited written Company Acquisition Proposal made after the date of the Agreement that: (a) if consummated, would result in any Person or “group” (as defined in the Exchange Act and the rules thereunder) of Persons (other than Parent) directly or indirectly becoming the beneficial owner of (i) any business or businesses that constitute or account for fifty percent (50%) or more of the net revenues, net income or assets of the Company, or (ii) fifty percent (50%) or more of the outstanding total voting power of the equity securities of the Company; and (b) the Company Board determines in good faith, after consultation with the Company’s outside legal counsel and its financial advisor, is reasonably capable of being consummated on the terms proposed and which, taking into account all financial, regulatory, legal and other aspects thereof, including the timing, likelihood of consummation, confidentiality, regulatory, financing and other aspects of such Company Acquisition Proposal, would be more favorable to the holders of shares of Company Common Stock from a financial point of view (including taking into account payment by the Company of the Termination Fee) than the transactions contemplated by the Agreement (after giving effect to any revisions to the terms of the Agreement committed to in writing by Parent in response to such Company Acquisition Proposal pursuant to Section 4.4).

“Company Superior Proposal Notice” shall have the meaning set forth in Section 4.4(c)(ii).

“Continuing Employee” shall have the meaning set forth in Section 4.8(a).

“Contract” shall mean any contract, subcontract, note, bond, mortgage, indenture, lease, sublease, license, sublicense, guaranty, security agreement, franchise or other legally binding instrument, commitment or obligation, whether oral or in writing, in each case, purporting to be legally binding.

“COVID-19 Measures” shall mean any action, quarantine, “shelter in place,” “stay at home,” furlough, workforce reduction, social distancing, shut down, closure, sequester or any similar Legal Requirement, order, directive or guidelines by any Governmental Entity in connection with or in response to COVID-19 (but only, in the case of discretionary items, to the extent they are reasonable and prudent in light of the business of the Company or any Company Subsidiaries or Parent or any Parent Subsidiaries, as applicable, and applied in good faith to the business of the Company or any Company Subsidiaries or Parent or any Parent Subsidiaries, as applicable), in each case, whether in place currently or adopted or modified hereafter.

“Credit Agreement Amendment” shall mean an amendment or waiver to the Existing Company Credit Facility in form and substance reasonably satisfactory to Parent that permits the occurrence and consummation of the transactions contemplated by this Agreement without any “default,” “event of default,” “change of control” or “fundamental change” or similar event (in each case, howsoever defined) occurring, whether or not after the giving of notice or the lapse of time, thereunder.

“D&O Policy” shall have the meaning set forth in Section 4.10(b).

“Data Security Requirements” shall mean the following, (i) all applicable Legal Requirements; (ii) the Company’s Privacy Policies; and (iii) the Company’s contractual obligations, and industry standards to which the Company is subject to, and purports to comply with or be bound, in each case to the extent relating to data privacy, protection, or security or Processing of Personal Data by the Company.

“Deferred Performance-Based RSUs” shall mean those Company RSUs the vesting of which is based solely on performance objectives that are subject to, and are not exempt from, the requirements of Section 409A of the Code.

“Deferred RSUs” shall mean the Deferred Time-Based RSUs and the Deferred Performance-Based RSUs.

“Deferred Time-Based RSUs” shall mean those Company RSUs the vesting of which is based solely on continued employment or service that are subject to, and are not exempt from, the requirements of Section 409A of the Code.

“Delaware Secretary of State” shall have the meaning set forth in Section 1.2.

“DGCL” shall have the meaning set forth in the Recitals.

“DTC” shall mean The Depository Trust Company.

“Effective Time” shall have the meaning set forth in Section 1.2.

“End Date” shall have the meaning set forth in Section 6.1(b).

“Entity” shall mean any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity (including any Governmental Entity).

“Environmental Law” shall have the meaning set forth in Section 2.18.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Exchange Agent” shall have the meaning set forth in Section 1.10(a).

“Exchange Fund” shall have the meaning set forth in Section 1.10(a).

“Exchange Ratio” shall mean, for each share of Company Common Stock, 0.1845 shares of Parent Common Stock.

“Excluded Shares” shall have the meaning set forth in Section 1.5(a).

“Existing Company Credit Facility” shall mean that certain Third Amended and Restated Credit Agreement, dated as of November 6, 2017, among the Company, as Borrower, the Company Subsidiaries party thereto as Guarantors, Bank of America, as Administrative Agent, Swingline Lender and L/C Issuer, BBVA Compass, as Syndication Agent, the Lenders party thereto and Merrill Lynch, Pierce, Fenner & Smith Incorporated as Sole Lead Arranger and Sole Bookrunner, as amended, restated, or amended and restated prior to the date hereof.

“Export Approvals” shall have the meaning set forth in Section 2.12(c).

“Export Control Laws” shall mean (a) all applicable trade, export control, import, and antiboycott laws and regulations imposed, administered, or enforced by the U.S. government, including the Arms Export Control Act (22 U.S.C. § 2778), the International Emergency Economic Powers Act (50 U.S.C. §§ 1701–1706), Section 999 of the Internal Revenue Code, Title 19 of the U.S. Code, the International Traffic in Arms Regulations (22 C.F.R. Parts 120-130), the Export

Administration Regulations (15 C.F.R. Parts 730-774), the Export Control Reform Act of 2018 (50 U.S.C. §§ 4801-4852), the U.S. customs regulations at 19 C.F.R. Chapter 1, and the Foreign Trade Regulations (15 C.F.R. Part 30); and (b) all applicable trade, export control, import, and antiboycott laws and regulations imposed, administered or enforced by any other country, except to the extent inconsistent with U.S. law.

“FCC” shall mean the Federal Communications Commission, including any instrumentality thereof acting on delegated authority.

“Foreign Plan” shall have the meaning set forth in Section 2.16(a).

“Form S-4 Registration Statement” shall mean the registration statement on Form S-4 to be filed with the SEC by Parent in connection with the Parent Share Issuance, as such registration statement may be amended prior to the time it is declared effective by the SEC.

“GAAP” shall mean United States generally accepted accounting principles.

“Generally Available Software” shall mean generally, commercially available off-the-shelf software under standard end-user object code license agreements made available on a non-exclusive basis and (i) is used in the general operation of the business but is not material to the Company or any of its Subsidiaries, and (ii) has not been modified or customized for the Company or any of its Subsidiaries.

“Government Official” shall mean (a) any elected or appointed government official, officer, employee or Person acting in an official or public capacity on behalf of a Governmental Entity, (b) any official or employee of a quasi-public or non-governmental international organization, (c) any employee or other Person acting for or on behalf of any entity that is wholly or partially government owned or controlled by a Governmental Entity, (d) any Person exercising legislative, administrative, judicial, executive, or regulatory functions for or pertaining to a Governmental Entity (including any independent regulator), (e) any political party official, officer, employee, or other Person acting for or on behalf of a political party and (f) any candidate for public office.

“Governmental Authorization” shall mean any franchise, grants, easement, variance, exception, consent, certificate, approval, clearance, permission, permit, license, registration, qualification or authorization granted by any Governmental Entity.

“Governmental Entity” shall mean any federal, state, local or foreign governmental authority, any transnational governmental organization or any court of competent jurisdiction, arbitral, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, including the FCC, state public utility or public service commissions, and USAC.

“Harmful Code” shall mean any computer instructions, circuitry or other technological means whose purpose or effect is to disrupt, damage, providing unauthorized access to, surreptitiously monitor or negatively interfere with any use of any software, hardware, data and communications facilities or equipment, including any code containing viruses, malware, trojan horses, worms, backdoors, kill-switches, destructive code or the like.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“In-Bound License” shall mean any Contract pursuant to which a Person has granted to the Company or a Company Subsidiary any right or license (including covenants not to sue) to any Intellectual Property (other than licenses to Generally Available Software).

“Indemnified Parties” shall have the meaning set forth in Section 4.10(a).

“Intelie” shall mean Intelie, Inc., a Delaware corporation, Intelie Solucoes em Informatica S.A., a sociedade anônima organized and existing in accordance with the laws of Brazil, and/or Intelie Technology, LLC, a Texas limited liability company.

“Intellectual Property” shall mean any and all past, present and future common law or statutory rights anywhere in the world arising under or associated with: (i) patents, patent applications, statutory invention registrations, registered designs, industrial designs and design patents, and similar or equivalent rights in inventions and designs, and all intellectual property rights therein provided by international treaties and conventions, including all divisions, continuations, continuations-in-part, reissues, renewals, re-examinations, provisionals and extensions thereof (“Patents”); (ii) trademarks, service marks, trade dress, trade names, company names, logos and other designations of origin, and the goodwill associated with any of the foregoing, together with any registrations and applications for registration thereof (“Marks”); (iii) URL and domain name registrations, uniform resource locators, and Internet Protocol addresses, social media handles and other names and related accounts, identifiers and locators associated with Internet addresses, sites and services; (iv) copyrights and any other equivalent rights in works of authorship (including intellectual property rights in Software as a work of authorship), whether registered or unregistered, moral rights, and any other rights of authors, and any registrations and applications for registration thereof (“Copyrights”); (v) confidential and/or proprietary information qualifying as a trade secret under applicable law (“Trade Secrets”), industrial secret rights, proprietary know-how, and confidential and proprietary data and business or technical information (collectively “Know-How”); (vi) tools, methods, processes, devices, prototypes, schematics, test methodologies, emulation and simulation reports, test vectors and hardware development tools; (vii) other similar or equivalent intellectual property rights anywhere in the world; and (viii) any tangible embodiments of any of the foregoing.

“Intended Tax Treatment” shall have the meaning set forth in Section 4.9(a).

“IRS” shall mean the United States Internal Revenue Service.

“IT Systems” shall mean the information technology systems used by the Company and any Company Subsidiary.

“knowledge of the Company” shall mean the knowledge, after reasonable inquiry, of the individuals listed in Part “Definitions” of the Company Disclosure Schedule.

“knowledge of Parent” shall mean the knowledge, after reasonable inquiry, of the individuals listed in Part “Definitions” of the Parent Disclosure Schedule.

“Latham & Watkins” shall have the meaning set forth in Section 4.9(c).

“Legal Proceeding” shall mean any legal or administrative proceeding (including before the United States Patent and Trademark Office or the Patent Trial and Appeal Board), lawsuit, arbitration, mediation, court action, inquiry, investigation, enforcement action, complaint or other proceeding before any court or public or private body or tribunal or other Governmental Entity.

“Legal Requirement” shall mean any law, rule or regulation adopted or promulgated by any Governmental Entity, including but not limited to the Anti-Corruption Laws, Sanctions Laws, Export Control Laws and Communications Laws, each as defined herein.

“Letter of Transmittal” shall have the meaning set forth in Section 1.10(b).

“Lien” shall mean, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, encumbrance or limitation on transfer in respect of such property or asset. A Person shall be deemed to own subject to a Lien any property or asset that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such property or asset.

Any statement in the Agreement to the effect that any information, document or other material has been “made available” by the Company shall mean that such information, document or material was, at least two (2) days prior to the date of this Agreement: (a) uploaded to the virtual data room maintained by the Company in connection with the transactions contemplated by the Agreement; (b) publicly filed by the Company with the SEC; or (c) otherwise delivered, provided or made available (under reasonable conditions) to Parent, Acquisition Sub or any of their respective Representatives (with receipt thereof confirmed by Parent or its Representatives). Any statement in the Agreement to the effect that any information, document or other material has been “made available” by Parent shall mean that such information, document or material was, at least two days prior to the date of this Agreement: (i) uploaded to the virtual data room maintained by Parent in connection with the transactions contemplated by the Agreement; (ii) publicly filed by Parent with the SEC; or (iii) otherwise delivered, provided or made available (under reasonable circumstances) to the Company or any of its Representatives (with receipt thereof confirmed by the Company or its Representatives).

“Material Communications Permit” shall have the meaning set forth in Section 2.12(b).

“Material Contract” shall have the meaning set forth in Section 2.11.

“Maximum Annual Premium” shall have the meaning set forth in Section 4.10(b).

“Merger” shall have the meaning set forth in the Recitals.

“Merger Consideration” shall have the meaning set forth in Section 1.5(b).

“Most Recent Company 10-K” shall mean the Company’s Annual Report on Form 10-K for the year ended December 31, 2019 (filed with the SEC on March 11, 2020).

“Most Recent Company Balance Sheet” shall mean the balance sheet of the Company as of September 30, 2020.

“Most Recent Parent Balance Sheet” shall mean the balance sheet of Parent as of September 30, 2020.

“Nasdaq” shall have the meaning set forth in Section 2.7(e).

“Non-Disclosure Agreement” shall mean that certain confidentiality agreement, dated as of April 24, 2020, by and between the Company and Parent.

“Non-DTC Book-Entry Share” shall have the meaning set forth in Section 1.10(c).

“OFAC” shall mean the U.S. Department of Treasury, Office of Foreign Assets Control.

“Open Source Software” shall mean any Software that is distributed as “free software,” “open source software” or under a similar licensing or distribution model (an “Open Source License”), including the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), MIT license, BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL) the Sun Industry Standards License (SISL) and the Apache License, or any other license described by the Open Source Initiative as set forth on www.opensource.org.

“Order” shall mean any order, decision, judgment, writ, injunction, stipulation, award, or decree, issued by any Governmental Entity.

“Organizational Documents” shall mean, with respect to any Entity: (a) if such Entity is a corporation, such Entity’s certificate or articles of incorporation, by-laws and similar organizational documents, as amended; (b) if such Entity is a limited liability company, such Entity’s certificate or articles of formation and operating agreement, as amended; and (c) if such Entity is a limited partnership, such Entity’s certificate or articles of formation and limited partnership agreement, as amended.

“Out-Bound License” shall mean any Contract pursuant to which the Company has granted to any Person any right or license (including covenants not to sue) to any Company IP (other than non-exclusive licenses granted to customers of the Company or the Company Subsidiaries in the ordinary course in connection with the sale or use of any Company Products).

“Parent” shall have the meaning set forth in the Preamble.

“Parent 401(k) Plan” shall have the meaning set forth in Section 4.8(d).

“Parent Board” shall mean the board of directors of Parent.

“Parent Capitalization Date” shall have the meaning set forth in Section 3.3(a).

“Parent Closing Tax Opinion” shall mean a written opinion from Latham & Watkins, or such other reputable law firm of national standing, reasonably acceptable to Parent (or if any such counsel is unable to deliver such opinion, Baker Botts), dated as of the Closing Date, based on the facts, representations, assumptions and exclusions set forth or described in such opinion, to the effect that the Merger will qualify for the Intended Tax Treatment (and if from Latham & Watkins, substantially in the form set forth in Part 4.9(c)(2) of the Parent Disclosure Schedule). In rendering such opinion, Latham & Watkins (or such other reputable law firm of national standing) shall be entitled to rely upon customary assumptions, representations, warranties and covenants reasonably satisfactory to it, including representations set forth in certificates of officers of Parent and the Company, in substantially the forms set forth in Part 4.9(c)(2) of the Parent Disclosure Schedule and Part 4.9(c)(2) of the Company Disclosure Schedule.

“Parent Common Stock” shall mean the common stock, par value $0.0001 per share, of Parent.

“Parent Disclosure Schedule” shall have the meaning set forth in the introductory paragraph of Section 3.

“Parent Employee” shall mean any officer or any other employee (full-time or part-time) of Parent or any of its Subsidiaries.

“Parent Equity Agreements” shall mean the agreements pursuant to which outstanding awards are granted under the Parent Equity Plan or the Parent ESPP.

“Parent Equity Plan” shall mean the 1996 Equity Participation Plan of Parent, as amended and restated from time to time.

“Parent ESPP” shall mean Parent’s Employee Stock Purchase Plan, as amended and restated from time to time.

“Parent Material Adverse Effect” shall mean any Effect that, individually or in the aggregate with any one or more other Effects, (i) results in a material adverse effect on the business, financial condition or results of operations of Parent and its Subsidiaries, taken as a whole or (ii) prevents, materially impairs, materially impedes or materially delays the consummation of the Merger and the other transactions contemplated hereby on or before the End Date; provided, however, that with respect to clause (i) only, no Effect to the extent resulting or arising from any of the following, shall, to such extent, be deemed to constitute, or be taken into account in determining the occurrence of, a Parent Material Adverse Effect: (A) general economic, political, business, financial or market conditions; (B) any outbreak, continuation or escalation of any military conflict, declared or undeclared war, armed hostilities, or acts of foreign or domestic terrorism in countries; (C) any pandemic (including the SARS-CoV-2 virus and COVID-19 disease), epidemic, plague, or other outbreak of illness or public health event, hurricane, flood, tornado, earthquake or other natural disaster or act of God; (D) any failure by Parent or any of its Subsidiaries to meet any internal or external projections or forecasts or any decline in the price or trading volume of Parent Common Stock (but excluding, in each case, the underlying causes of such failure or decline, as applicable, which may themselves constitute or be taken into account in determining whether there has been, or would be, a Parent Material Adverse Effect); (E) the public announcement or pendency of the Merger and the other transactions contemplated hereby; (F) changes in applicable Legal Requirements; (G) changes in GAAP or any other applicable accounting standards; or (H) any action expressly required to be taken by Parent pursuant to the terms of the Agreement or at the express written direction or consent of the Company; provided, further, that any Effect relating to or arising out of or resulting from any change or event referred to in clause (A), (B), (C), (F) or (G) above may constitute, and be taken into account in determining the occurrence of, a Parent Material Adverse Effect to the extent that such change or event has a disproportionate impact (but solely to the extent of such disproportionate impact) on Parent and its Subsidiaries as compared to other participants that operate in the industry in which Parent and its Subsidiaries operate.

“Parent Options” shall mean options to purchase shares of Parent Common Stock from Parent.

“Parent Permitted Encumbrances” shall mean: (a) Liens for Taxes or governmental assessments, charges or claims of payment not yet due and payable or which are being contested in good faith by appropriate proceedings; (b) vendors’, mechanics’, materialmen’s, carriers’, workers’, construction and other similar Liens arising or incurred in the ordinary course of business or with respect to liabilities that are not yet due and payable or, if due, are not delinquent or are being contested in good faith by appropriate proceedings; (c) Liens, encumbrances or imperfections of title relating to liabilities for which appropriate reserves have been established and are reflected in the Most Recent Parent Balance Sheet or imposed or promulgated by applicable Legal Requirements, including zoning, entitlement, building codes, or other Legal Requirements with respect to land use; (d) Liens, pledges or encumbrances arising from or otherwise relating to transfer restrictions under the securities laws of any jurisdiction; (e) non-exclusive licenses of Intellectual Property granted in the ordinary course of business; (f) Liens, encumbrances or imperfections of title which do not and would not reasonably be expected to, individually or in the aggregate, materially impair the use of, or materially detract from the value of, the subject property as used by Parent and its Subsidiaries; and (g) Liens arising under any Parent indentures or existing credit facility of Parent.

“Parent Plan” shall mean each “employee benefit plan” (within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA) and each employment, consulting, severance, termination, retention, change-in-control or similar contract, plan, arrangement or policy and each other plan or arrangement (written or oral) providing for compensation, bonuses or other incentive compensation, profit-sharing, stock options, restricted stock, deferred stock, performance stock, stock appreciation rights, phantom stock or other stock or equity-related rights, deferred compensation, vacation or paid-time-off, insurance (including any self-insured arrangements), health or medical benefits, retiree medical benefits, dental or vision benefits, employee assistance program, life, accident, disability or sick leave benefits, other welfare fringe benefits, workers’ compensation, supplemental unemployment benefits, severance benefits and post-employment or retirement benefits (including compensation, pension, health, medical or life insurance benefits) which is maintained, administered, participated in or contributed to by the Parent or any Parent Subsidiary or any Commonly Controlled Entity, or with respect to which the Parent or any Parent Subsidiary has or may reasonably be expected to have any liability (whether actual or contingent, direct or direct).

“Parent Registration Statement Tax Opinion” shall mean a written opinion from Latham & Watkins, or such other reputable law firm of national standing, reasonably acceptable to Parent (or if any such counsel is unable to deliver such opinion, Baker Botts), dated as of such date as may be required by the SEC in connection with the filing of the Form S-4 Registration Statement, based on the facts, representations, assumptions and exclusions set forth or described in such opinion, to the effect that the Merger will qualify for the Intended Tax Treatment (and if from Latham & Watkins, substantially in the form set forth in Part 4.9(c)(1) of the Parent Disclosure Schedule). In rendering such opinion, Latham & Watkins (or such other reputable law firm of national standing) shall be entitled to rely upon customary assumptions, representations, warranties and covenants reasonably satisfactory to it, including representations set forth in certificates of officers of Parent and the Company, in substantially the forms set forth in Part 4.9(c)(1) of the Parent Disclosure Schedule and Part 4.9(c)(1) of the Company Disclosure Schedule.

“Parent RSUs” shall mean restricted stock units representing the right to vest in and be issued shares of Parent Common Stock by Parent that are subject to vesting restrictions based on continuing service or based on performance.

“Parent SEC Documents” shall have the meaning set forth in Section 3.6(a).

“Parent Share Issuance” shall have the meaning set forth in Section 3.4(a).

“Parent Subsidiary” shall mean any direct or indirect Subsidiary of Parent.

“Paycheck Protection Program” shall mean the Paycheck Protection Program under the CARES Act.

“Payoff Election Date” shall have the meaning set forth in Section 4.17(c).

“Person” shall mean any individual or Entity.

“Personal Data” shall mean any information, in any form, (a) that alone or in combination with other information identifies, or could be used to identify, relates to, is capable of being associated with, or could be linked, directly or indirectly, to identify, contact, or locate a natural Person, including name, an identification number, location data, an online identifier, physical, physiological, genetic, mental, economic, cultural or social identity of that natural person, and/or (b) is “personal data,” “personally identifiable information,” “individually identifiable health information,” “protected health information” or “personal information” under any applicable Privacy Laws.

“PPP Loan” shall mean that certain Promissory Note, dated as of May 1, 2020, between the Company, as borrower, and Bank of America, as lender, obtained in accordance with and pursuant to the Paycheck Protection Program.

“Privacy Laws” shall mean each applicable Legal Requirement, industry guidance, and guidelines issued by a Governmental Entity, governing the privacy, security, or Processing of Personal Data, data breach and notification, consumer protection, website and mobile application, privacy policies and practices, direct marketing and advertising, profiling and tracking, financial data, payment card information, e-mail, messaging, telephone communications, and/or telemarketing, including as applicable, but not limited to, the General Data Protection Regulation (EU) 2016/679, the Data Protection Act 2018 (UK) and any applicable national laws which implement the GDPR including in the United Kingdom, the e-Privacy Directive (Directive 2002/58/EC) and any applicable national laws which implement the e-Privacy Directive including in the United Kingdom, the California Consumer Privacy Act, the Telephone Consumer Protection Act, the Controlling the Assault of Non-Solicited Pornography and Marketing Act, the Federal Trade Commission Act, and the Payment Card Industry Data Security Standards; in each case as amended, consolidated re-enacted or replaced from time to time.

“Privacy Policies” or “Privacy Policy” each external or internal, past or present, policy, notice, and/or statement relating to Personal Data.

“Process” or “Processing” shall mean any operation or set of operations which is performed on Personal Data, such as the use, collection, processing, storage, recording, organization, adaption, alteration, transfer, retrieval, consultation, disclosure, dissemination or combination of such Personal Data.

“Prohibited Person” shall mean any Person that is the target of Sanctions Laws, including (a) a Person that has been determined by a competent authority to be the subject of a prohibition on such conduct of any law, regulation, rule or executive order administered by OFAC; (b) the government, including any political subdivision, agency or instrumentality thereof, of any country against which the United States maintains comprehensive economic sanctions or embargoes (currently Iran, Syria, Cuba, North Korea, and the Crimea region of Ukraine); (c) any Person that acts on behalf of or is owned or controlled by a government of a country against which the United States maintains comprehensive economic sanctions or embargoes; (d) any Person organized or resident in a country or territory subject to comprehensive sanctions; (e) any Person that has been identified on the OFAC Specially Designated Nationals and Blocked Persons List (Appendix A to 31 C.F.R. Ch. V), as amended from time to time, or fifty percent (50%) or more of which is owned, directly or indirectly, by any such Person or Persons, or, where relevant under applicable Sanctions Laws, controlled by any such Person or Persons or acting for or on behalf of such Person or Persons; or (f) any Person that has been designated on any similar list or Order published by a Governmental Entity in the United States.

“Proxy Statement/Prospectus” shall mean the proxy statement/prospectus to be sent to the Company’s stockholders in connection with the Company Stockholder Meeting.

“Registered IP” shall mean all U.S., international or foreign (a) issued Patents and Patent applications, (b) registered Marks and applications to register Marks, (c) registered Copyrights and applications for Copyright registration, (d) domain name registrations and (e) all other Intellectual Property that is registered with, issued by or applied for by or with any Governmental Entity or other public or quasi-public legal authority (including domain name registrars).

“Relevant Legal Restraint” shall have the meaning set forth in Section 5.1(e).

“Representatives” shall mean, with respect to a Person, all of the officers, directors, employees, consultants, legal representatives, agents, advisors, auditors, investment bankers, Affiliates and other representatives of such Person.

“Required Company Stockholder Vote” shall have the meaning set forth in Section 2.5.

“Sanctions Laws” shall mean applicable economic or financial sanctions or trade embargoes imposed, administered, or enforced by relevant Governmental Entities, including those administered by OFAC or the U.S. Department of State, the European Union or its Member States, or Her Majesty’s Treasury of the United Kingdom.

“SBA” shall mean the U.S. Small Business Association.

“SEC” shall mean the United States Securities and Exchange Commission.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Security Incident” shall mean any accidental or unauthorized access, use, loss, interruption, destruction, compromise, corruption, modification, disclosure or other Processing of Personal Data or any confidential information of or held by the Company or any Company Subsidiary.

“Software” shall mean any computer software, programs and databases in any applicable form, including object code, source code, firmware and embedded versions thereof tools, assemblers, applets, compilers, application programming interfaces, developers kits, utilities, graphical user interfaces, menus, images, icons, and forms, and all versions, updates, corrections, enhancements and modifications thereof, and all related documentation, developer notes, comments and annotations related thereto.

An Entity shall be deemed to be a “Subsidiary” of another Person if such Person directly or indirectly owns, beneficially or of record: (a) an amount of voting securities or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors or comparable governing body; or (b) at least fifty percent (50%) of the outstanding voting equity interests issued by such Entity.

“Support Agreement” shall have the meaning set forth in the Recitals.

“Surviving Corporation” shall have the meaning set forth in Section 1.1.

“Tax Returns” shall mean any and all returns, reports, elections, claims for refund, estimated Tax filings, declarations, certificates or other documents filed or required to be filed with any Governmental Entity with respect to Taxes, including any schedules or attachments thereto, and any amendments thereof.

“Taxes” shall mean any and all U.S. federal, state, local and non-U.S. taxes, and assessments, levies, duties, tariffs, imposts and other similar charges and fees in the nature of a tax imposed by any Governmental Entity, including, without limitation, any income, franchise, windfall or other profits, gross receipts, premiums, property, sales, use, net worth, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, excise, withholding, ad valorem, stamp, transfer, value-added, and license, registration and documentation fees, severance, occupation, environmental, disability, real property, personal property, registration, alternative or add-on minimum, or estimated tax, and including any interest, penalty, additions to tax and any additional amounts imposed with respect thereto, whether disputed or not.

“Termination Fee” shall mean an amount in cash equal to $5,500,000.

“Third Party Intellectual Property” shall mean any and all Intellectual Property owned or purported to be owned by a third party.

“Top Customer” shall mean a top ten customer of the Company and the Company Subsidiaries, taken as a whole, based on revenues during the twelve (12) months ended August 31, 2020.

“Top Supplier” shall mean a top ten supplier of the Company and the Company Subsidiaries, taken as a whole, based on expenditures during the twelve (12) months ended October 31, 2020.

“Trading Day” shall mean a day on which shares of Parent Common Stock are traded on Nasdaq.

“Treasury Regulations” shall mean the regulations prescribed under the Code (including any temporary regulations, amended or successor provisions with respect to such regulations).

“USAC” shall mean the Universal Service Administrative Company.

Exhibit 99.1

PRESS RELEASE	FOR IMMEDIATE RELEASE

Viasat to Acquire RigNet in All-Stock Transaction

•	Strategic combination expands Viasat’s commercial connectivity offering

•	RigNet stockholders to receive 0.1845 shares of Viasat stock per RigNet share, a 17.9% premium over both companies’ 20-day volume-weighted average prices

•	RigNet’s Board of Directors and largest stockholder support transaction

•	Transaction expected to close by mid-calendar year 2021

•	Investor Conference Call Scheduled for Monday, December 21, 2020 at 8:30 a.m. Eastern Time

HOUSTON – December 21, 2020 – RigNet, Inc. (NASDAQ: RNET, the “Company”), a leading provider of ultra-secure, intelligent networking solutions and specialized applications, announced that its Board of Directors has unanimously approved the Company’s entry into a definitive agreement whereby Viasat Inc. (NASDAQ: VSAT) will acquire RigNet in an all-stock transaction representing an enterprise value of $222 million, including RigNet’s net debt as of September 30, 2020, based on the closing price of Viasat common stock on December 18, 2020. The strategic combination creates a vertically integrated communications company serving customers in industries that include government, airlines, residential, energy, and others by providing cutting-edge connectivity from the satellite to the end customer and delivering premier managed communications services coupled with a suite of advanced application solutions that include real-time machine learning and advanced cybersecurity.

“We are excited to announce this strategic combination with Viasat, a leading global innovator in satellite technology and service delivery,” said Steven Pickett, RigNet’s President and Chief Executive Officer. “This is a transformative merger with a company that is highly diversified across a number of important verticals, maintains a strong balance sheet, and is planning to expand its global satellite coverage significantly through its upcoming ViaSat-3 constellation. We believe the merger will create new opportunities for the combined companies to serve customers even better in energy and to expand more rapidly into other vertical markets. The combined companies will also be able to further accelerate the growth of RigNet’s industry-leading AI-backed machine learning business, Intelie, and our other specialized apps, across a broader customer base than RigNet could have reached independently.”

Rick Baldridge, Viasat’s President and Chief Executive Officer, commented, “We believe that RigNet will be a wonderful addition to Viasat’s expanding commercial connectivity program. We admire what Steve and his team have built over the last several years, performing well relative to peers in the energy sector, moving up the stack, and delivering some truly exceptional capabilities that are unique among their competitors. We see RigNet as an important element in our global expansion efforts and expect to achieve accretive synergies that go well beyond traditional cost savings. There is tremendous upside potential here, and we look forward to closing the acquisition as quickly as possible so both companies and our stockholders can realize the benefits of the combination and fulfill our vision of connecting everyone, anywhere.”

15115 PARK ROW BLVD, SUITE 300, HOUSTON, TEXAS 77084-4947 PHONE 281.674.0100

FAX 281.674.0101 http://www.rig.net

Transaction Details

Under the terms of the agreement, RigNet’s stockholders will receive a fixed exchange ratio of 0.1845 shares of Viasat stock for each RigNet share owned. Based on the parties’ volume weighted average prices (“VWAPs”) for the 20 trading days ending on December 18, 2020, the transaction represents a 17.9% premium for RigNet’s stockholders. Upon closing RigNet stockholders are expected to own approximately ~5.7% of Viasat’s outstanding common stock. The all-stock transaction is intended to be tax-free to RigNet stockholders.

The transaction, which is expected to close by mid-calendar year 2021, is subject to customary closing conditions and regulatory approvals, including the approval of RigNet’s stockholders. An affiliate of KKR & Co. Inc., RigNet’s largest shareholder, has entered into a support agreement in which it has agreed to vote in favor of approving the merger, subject to certain conditions.

Advisors

Lazard Middle Market LLC and Baker Botts L.L.P. acted as RigNet’s financial and legal advisors, respectively. LionTree Advisors LLC and Latham & Watkins LLP acted as Viasat’s financial and legal advisors, respectively.

Conference Call

RigNet will host a call for investors at 8:30 a.m. Eastern Time (7:30 a.m. Central Time) on December 21, 2020 with Steven Pickett and Rick Baldridge from Viasat to discuss the transaction. The call may be accessed live over the telephone by dialing +1 (877) 640-9809, or, for international callers, +1 (914) 495-8528 using the conference ID: 9486405. Interested parties may also listen to a simultaneous webcast of the conference call by logging onto RigNet’s website at www.rig.net in the Investors – Webcasts and Presentations section. A replay of the conference call webcast will also be available on our website for approximately thirty days following the call. You may also access the replay by dialing +1 (855) 859-2056 in the U.S. or +1 (404) 537-3406 internationally and entering the conference ID: 9486405.

About RigNet

RigNet (NASDAQ: RNET) delivers advanced software and communications infrastructure that allow our customers to realize the business benefits of digital transformation. With world-class, ultra-secure solutions spanning global IP connectivity, bandwidth-optimized OTT applications, IIoT big data enablement, and industry-leading machine learning analytics, RigNet supports the full evolution of digital enablement, empowering businesses to respond faster to high priority issues, mitigate the risk of operational disruption, and maximize their overall financial performance. RigNet is headquartered in Houston, Texas with operations around the world.

About Viasat

Viasat is a global communications company that believes everyone and everything in the world can be connected. For more than 30 years, Viasat has helped shape how consumers, businesses, governments and

15115 PARK ROW BLVD, SUITE 300, HOUSTON, TEXAS 77084-4947 PHONE 281.674.0100

FAX 281.674.0101 http://www.rig.net

militaries around the world communicate. Today, the Company is developing the ultimate global communications network to power high-quality, secure, affordable, fast connections to impact people’s lives anywhere they are—on the ground, in the air or at sea. To learn more about Viasat, visit: www.viasat.com, go to Viasat’s Corporate Blog, or follow the Company on social media at: Facebook, Instagram, LinkedIn, Twitter or YouTube.

Important Additional Information and Where to Find It

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, THE REGISTRATION STATEMENT AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC REGARDING THE TRANSACTION CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. These documents (when they become available) will contain important information about the proposed transaction that should be read carefully before any decision is made with respect to the proposed transaction. These materials will be made available to stockholders of RigNet at no expense to them. Investors will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by RigNet and/or Viasat through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by RigNet will be available free of charge on RigNet’s internet website at http://www.rig.net. Copies of the documents filed with the SEC by Viasat will be available free of charge on Viasat’s internet website at http://www.viasat.com.

Participants in the Solicitation

Viasat, RigNet, their respective directors and certain of their respective executive officers may be considered, under SEC rules, participants in the solicitation of proxies from the stockholders of RigNet in connection with the proposed transaction. Information about the directors and executive officers of RigNet is set forth in its Annual Report on Form 10-K for the year ended December 31, 2019, which was filed with the SEC on March 11, 2020, and its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on March 30, 2020. Information about the directors and executive officers of Viasat is set forth in its Annual Report on Form 10-K for the year ended March 31, 2020, which was filed with the SEC on May 29, 2020, and its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on July 23, 2020. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests in the transaction, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Forward Looking Statements

This press release includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995 – that is, statements related to future, not past, events. Forward-looking statements may include comments about the expected benefits of the transaction, potential value to be realized by RigNet’s stockholders, timing of and ability to

15115 PARK ROW BLVD, SUITE 300, HOUSTON, TEXAS 77084-4947 PHONE 281.674.0100

FAX 281.674.0101 http://www.rig.net

ultimately close the transaction, Viasat’s financial position and long-term strategy, the nature of any synergies, and other similar statements. Forward-looking statements are based on current expectations and include any statement that does not directly relate to a current or historical fact. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “anticipate,” “believe,” “intend,” “will,” “expect,” “plan” or other similar words. These forward-looking statements involve certain risks and uncertainties, including those risks set forth in Item 1A – Risk Factors of the Company’s most recent 10-K filing, and Item 1A- Risk Factors of the Company’s 10-Q filing for the quarter ended March 31, 2020, filed with the SEC on Monday, May 11, 2020, and ultimately may not prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. For further discussion of risks and uncertainties, individuals should refer to RigNet’s SEC filings. RigNet undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after this press release. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. All forward-looking statements are qualified in their entirety by this cautionary statement.

For more information on RigNet, please visit www.rig.net. RigNet is a registered trademark of RigNet, Inc.

Media / Investor Relations Contact

Lee M. Ahlstrom, SVP & CFO    Tel: +1 (281) 674-0699

RigNet, Inc.    investor.relations@rig.net

15115 PARK ROW BLVD, SUITE 300, HOUSTON, TEXAS 77084-4947 PHONE 281.674.0100

FAX 281.674.0101 http://www.rig.net

Exhibit 99.2

Viasat & RigNet

Announcement of Definitive Agreement to Acquire RigNet

December 21, 2020

Viasat™

Viasat & RigNet Announcement of Definitive Agreement to Acquire RigNet December 21, 2020 Exhibit 99.2

Forward Looking Statements This presentation contains forward-looking statements regarding future events that are subject to the safe harbors created under the Securities Act of 1933 and the Securities Exchange Act of 1934. These statements are based on current expectations, estimates, forecasts and projections about the industries in which Viasat and RigNet operate and the beliefs and assumptions of their respective management. The parties use words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “goal,” “intend,” “may,” “plan,” “project,” “seek,” “should,” “target,” “will,” “would,” variations of such words and similar expressions to identify forward-looking statements. Forward looking statements include, among others, statements that refer to the benefits of and realization of synergies from the RigNet acquisition, including expected resulting enhancements to Viasat’s systems and services and the anticipated operations, financial position, liquidity, performance, prospects or growth and scale opportunities of Viasat, RigNet or the combined company; integration activities; the anticipated value of the combined business to Viasat and stakeholders; the expected performance of RigNet’s technologies; expected impact of the acquisition on Viasat’s results of operations and financial condition; anticipated growth and trends in the business or key markets of Viasat, RigNet and the combined company; the approval and closing of the merger, including the need for stockholder approval and the satisfaction of closing conditions; and plans, objectives and strategies for future operations.  Readers are cautioned that actual results could differ materially from those expressed in any forward-looking statements. Factors that could cause actual results to differ include: risks and uncertainties related to the pending merger, including the failure to obtain, or delays in obtaining, required regulatory approval; the risk that such approval may result in the imposition of conditions that could adversely affect Viasat, RigNet or the expected benefits of the proposed transaction; the failure to satisfy any of the closing conditions to the proposed transaction on a timely basis or at all; the ability of Viasat to successfully integrate RigNet operations, technologies and employees; the ability to realize anticipated benefits and synergies of the acquisition, including the expectation of enhancements to Viasat’s products and services, greater revenue opportunities, operating efficiencies, and cost savings; the ability to ensure continued performance and market growth of RigNet’s business; changes in the global business environment and economic conditions; the availability and cost of credit; the ability to successfully develop, introduce, and sell new products and enhancements; changes in relationships with key customers, suppliers, distributors, resellers, and others as a result of the acquisition; Viasat’s and RigNet’s reliance on a limited number of third parties to manufacture and supply their respective products; the risk of litigation or regulatory actions to Viasat and/or RigNet; inability to retain key personnel; the impact of the COVID-19 pandemic on Viasat’s and RigNet’s business, suppliers, customers, and employees or the overall economy; and other factors affecting the communications industry generally. In addition, please refer to the risk factors contained in Viasat’s and RigNet’s SEC filings available at www.sec.gov, including Viasat’s and RigNet’s most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q and such reports that are subsequently filed with the SEC, including the proxy statement/prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction. Readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date on which they are made. Viasat undertakes no obligation to update or revise any forward-looking statements for any reason. Additional Information and Where You Can Find It Viasat will file with the SEC a registration statement on Form S-4, which will include the proxy statement of RigNet that also constitutes a prospectus of Viasat (the “proxy statement/prospectus”). INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT VIASAT, RIGNET, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC on Viasat’s website at https://www.viasat.com (for documents filed with the SEC by Viasat) or on RigNet’s website at https://www.rig.net (for documents filed with the SEC by RigNet). No Offer or Solicitation This presentation is for information purposes only and is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Participants in the Solicitation Viasat, RigNet, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding Viasat’s directors and executive officers is contained in Viasat’s Annual Report on Form 10-K for the fiscal year ended March 31, 2020 and its Definitive Proxy Statement on Schedule 14A, dated July 23, 2020, which are filed with the SEC and can be obtained free of charge from the sources indicated above. Information about the directors and executive officers of RigNet is set forth in its Annual Report on Form 10-K for the year ended December 31, 2019, which was filed with the SEC on March 11, 2020, and its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on March 30, 2020.

Presenters

Rick Baldridge

Director, President and Chief Executive Officer

Viasat

Steven Pickett

Director, President and Chief Executive Officer

RigNet

Viasat
3

Presenters Rick Baldridge Director, President and Chief Executive Officer Steven Pickett Director, President and Chief Executive Officer

Transaction Overview Strategic Rationale Expands and diversifies Viasat’s commercial connectivity portfolio into a new, adjacent industry Accelerates Viasat’s global footprint and expansion strategy into other adjacent industries, including mining, shipping and maritime Transaction Consideration 100% stock consideration intended to be tax-free for RigNet shareholders RigNet stockholders will receive 0.1845 shares of Viasat common stock for each share of RigNet common stock, representing a premium of 17.9% based on the 20-day VWAP1 of each company Enterprise value of approximately $222M based on Viasat’s stock price and net indebtedness assumed2; expect modest improvement to Viasat’s leverage profile RigNet shareholders expected to own ~5.7% of Viasat outstanding common equity, pro forma for the combination Management & Governance Viasat will incorporate RigNet’s global team, technology and core capabilities into its Global Enterprise and Mobility business unit, led by segment president Jim Dodd The existing RigNet management team will operate from its headquarters in Houston, TX Expected Closing The transaction is expected to close by mid-calendar year 2021 Subject to approval of RigNet stockholders and customary closing conditions, including certain regulatory approvals KKR has agreed to a support agreement to vote in favor of the deal (1) Volume weighted average price as of 12/18/2020 for each of Viasat and RigNet. (2) Based on Viasat share price as of 12/18/2020 and net indebtedness of RigNet as of 9/30/2020.

3 co-founders 1996 year of IPO (NASDAQ: VSAT) ~5,800 global employees 16% Adj. EBITDA CAGR 1986 year founded (Carlsbad, California) $2.3B LTM Q2 FY21 revenues $478M LTM Q2 FY21 adj. EBITDA 45+ global offices ~3,000 global engineers $3.7B enterprise value $2.6B LTM Q2 FY21 new contract awards 1+ Tbps expected capacity per VS-3 class satellite Note: CAGR represents compound annual growth rate for FY04 – LTM Q2 FY2021. Enterprise value based on Viasat’s net debt as of 9/30/2020 and stock price as of 12/18/2020. Viasat is a global communications company that believes everyone and everything can be connected. Leader in satellite-based networking products and services to consumer, enterprise and government Innovative developer of among the most technically advanced and productive broadband communications systems ViaSat-3 network expected to provide full global coverage, serving a diverse array of end markets

Viasat + RigNet Strategic Rationale RigNet’s results for LTM 9/30/2020 were $225.0mm of revenue and $37.5mm of Adjusted EBITDA Transaction is immediately accretive to Viasat’s cashflow, and is expected to modestly improve leverage profile Deal structure enables RigNet shareholders to participate in Viasat stock upside Attractive Structure and Financial Profile Need for digital transformation now reaching most remote parts of the globe, driving demand for increasing amounts of secure, reliable bandwidth Opportunity for Viasat to leverage RigNet’s digital transformation toolset, which includes the Intelie Live™ real-time machine learning and artificial intelligence (AI) analytics platform and large-scale applications and IoT offerings Accelerating Digital Transformation RigNet has operations in over 50 countries with more than 650 employees Viasat intends to integrate this global support infrastructure and operations foundation into its expanding global ecosystem, enabling Viasat to create additional value and generate complementary business for its ViaSat-3 globalization efforts Global Alignment Immediate expansion at scale into the global energy communications sector Combined company positioned to leverage deep and complementary domain expertise to expand enterprise capabilities and enter adjacent industries such as mining, shipping and maritime Market Expansion

Viasat Perspective

Breadth, depth and capability of the management team

RigNet Business Highlights

1. **Leadership & Performance**
2. **Global Foundation & Platform**
3. **Innovation**

Viasat

7

Viasat Perspective RigNet Business Highlights Leadership & Performance Global Foundation & Platform Innovation 1 2 3 RigNet has continuously delivered strong execution, even in the midst of challenging market conditions RigNet has expanded its managed communications business and commercialized innovative technologies Breadth, depth and capability of the management team

RigNet Overview Managed Communications Apps & IoT Systems Integration 1,190 remote communication sites 50+ countries and over 650 customers End-to-end communication services assuring maximum uptime, reliability, flexibility and security globally both onshore and offshore Largest over-water owned multi-layer infrastructure Solutions that harness and protect mission-critical information to enhance business performance Intelie (real-time analytics and optimization platform), Cyphre© (data protection and cybersecurity), CrewConnect™ (crew internet and infotainment), MetOcean Systems (weather data) 11,000 IoT/SCADA sites Fully managed large-scale energy telecom projects Design, procure, assemble, test Communications (voice and data), radio, safety, platforms, FPSOs, Refineries, LNG and Ethane Cracker facilities, and early works and permanent plant systems / infrastructure

Operational continuity with a focus on the customer experience Combined expertise to drive advanced services and technology innovations Larger organization and capital base for continued growth and investment Representative Customers RigNet’s Major Global Customers Expected to Benefit from the Transaction

Q&A